10/11

04045286

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southcorp Holdings

*CURRENT ADDRESS

PROCESSED

OCT 04 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2692 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 10/4/04

SOUTHCORP ANNUAL REPORT 2004

AR/S
6-30-04

SOUTHCORP LIMITED

CONTENTS

Online Information

We are committed to keeping all our stakeholders well informed. The corporate website **www.southcorp.com.au** is constantly updated to provide the latest information as quickly and cost-effectively as possible.

Southcorp Share Price	*Updated every 20 minutes*
ASX Releases	Updated announcements to the Australian Stock Exchange
Financial Results	Detailed investor presentations from Interim and Full-Year Results
Investor Centre	Shareholder Statements and updates
Webcast	On-demand replays of result presentations
Annual Reports	Current and previous years available
Our Wines	Links to all of our wine websites

Go Online

We encourage our Shareholders to register as 'Online Shareholders'. It not only helps us to keep you better informed but also helps us to reduce printing and mailing costs and to be more environmentally responsible. Go online and elect to receive electronic copies of Annual Reports, ASX Releases, Financial Result Announcements and Shareholder Statements.

Go to **www.southcorp.com.au** and click on the 'Online Shareholder' link on the home page.

CHAIRMAN'S REPORT

Southcorp's results for the year ended 30 June 2004 were a necessary and marked improvement over last year. Net profit after tax (before significant items) was $108.9 million, an increase of 169.9%. Earnings before interest, tax and amortisation (before significant items) was up by 49.6% to $176.3 million. Strong cash flow generation resulted in net debt reduction of over $169.1 million to $598.4 million. Consistent with the information I gave to Shareholders in October 2003, while these results are in line with our expectations, I regret that they do not justify the payment of a dividend.

Performance for Australasia was strong, with earnings growing 48%, reaching acceptable levels for the year. The Company's business in Asia, although small, continued to show good growth in revenue and profit. Southcorp is the leading Australian wine company in the region, with sales revenue growing by more than 25% in the past year.

The business in the United Kingdom and Europe returned to profitability more quickly and strongly than we had anticipated, fuelled by improved trading in the UK and the continued growth of our European business. Earnings for the region were $32.5 million, which compares to a loss in the prior year.

In The Americas region, the United States market was particularly difficult during 2004, characterised by competitive market conditions. Continuing oversupply of domestic wine has put pressure on prices across most segments of the market. Overall, Southcorp's leading brands (Lindemans, Penfolds and Rosemount Estate) retained market share but margins deteriorated slightly. In July 2004 we introduced an innovative new product range called 'the Little Penguin', designed to appeal to consumers who enjoy wines that are fun, great value for money and very approachable. The initial reception has been good with distributors reacting enthusiastically to the new products.

The Canadian business performed well with double-digit revenue growth during the year. Southcorp leads the Australian category in that market.

In July 2004, the President, Southcorp Wines, The Americas and a Director of Southcorp Limited, Thomas Burnet, left the Company. In August, Scott Weiss was appointed to replace him as President of The Americas. Mr Weiss joins Southcorp from Clorox Company, where he was President of a major global product division as well as President of Clorox's Canadian Company. He brings to the Company a strong consumer goods background with extensive marketing and brand management experience at an international level, including a period of 4 years in Australia as Managing Director of Bristol Myers.

During the year, our wine brands achieved more awards than ever before. In major wine shows in Australia and around the world, we collected 32 trophies and more than 1,600 medals, of which 235 were gold. One of our winemakers, Ms Briony Hoare, became the second Southcorp winemaker in successive years to be recognised by the Wine Society as 'Young Winemaker of the Year'. These achievements are a tribute to the skill and capability of our winemakers and viticulturists, and the people who support them in bringing our products to market.

'Veraison', the ongoing business improvement program introduced in August last year, delivered significant savings as well as major efficiency gains during the year. These programs have been implemented across all functions and geographies of the Company's business.

In June of this year, we completed a review of winemaking, production and distribution facilities throughout the Company. Implementation of the findings have begun and will continue over the next 18 months and is expected to deliver substantial improvements in efficiency and financial performance in the years ahead.

Now that a firm foundation has been established for the future, Southcorp is in a position to invest in the further development of our unique portfolio of brands and to build on the capabilities we have established in the major markets for Australian wine around the world.

Since joining the Company in April 2003, John Ballard has assembled a strong management team, supported by capable and dedicated people throughout our business. The team is committed to delivering acceptable returns to Shareholders and to consolidating our reputation as one of the world's leading wine companies. Our plans for the coming year include a single dividend payment to Shareholders as a first step towards resuming more normal returns. Achieving results in the coming year that support a dividend payment to Shareholders is the first priority of the Board and of our employees.

In July 2004, the Board announced the appointment of Ms Margaret Jackson, AC, as a Non-Executive Director and Deputy Chairman. Ms Jackson is Chairman of Qantas, a Director of ANZ Bank and Billabong International, and a Chairman's Panel Member of the Business Council of Australia. A Chartered Accountant, she has extensive experience across a broad range of industries. Ms Jackson's appointment as a Director will be submitted for Shareholder approval at the Annual General Meeting on 28 October 2004.

Ms Jackson is the third Non-Executive Director to be appointed in the past year. Her appointment is consistent with the Board renewal process which began in 2003 with the purpose of introducing new Board members on a time scale that preserves stability and continuity and facilitates an orderly transfer of responsibility. The Board intends to continue the process of renewal and, in that context, although I am seeking re-election at the Annual General Meeting, I intend to step down as Chairman and as a Director, before the end of the 3-year term.

The past year has been a satisfactory initial phase in restoring the Company to the position where it can deliver acceptable returns to our Shareholders. We look forward to reporting continued progress next year.

Brian Finn

2004 FINANCIAL SUMMARY

Dividends

No dividend has been declared this year. Subject to the achievement of the current business plan, the Board of Southcorp anticipates the declaration of a final dividend in the second half of 2005. Significant cash demands will be placed on the business in 2005 as a result of the implementation of the asset review announced in June 2004. The Board anticipates that these demands will be satisfied from existing facilities and cash generated from the business.

Revenue

Total revenue decreased by 6.2% to $1,158.6 million. Major factors were:

- Adverse currency impacts of $94.6 million.
- $78.6 million in the market value of own-grown grapes (2003: $57.4 million).
- Other revenue in 2003 included $55.8 million in proceeds from the sale of assets relating to divested businesses.

EBITA

EBITA (before significant items) increased 49.6% to $176.3 million, driven by:

- Reduced discounting in the Australian and UK markets.
- Tightened control over selling and period costs.
- Improved pricing in the Australian market.

Significant Items

Significant items were a loss of $97.1 million and comprised:

- $65.1 million write-down in the carrying value of assets.
- $40.7 million relating to redundancies and restructure costs.
- $8.7 million write-back to profits from onerous grape contracts.

Viticulture Activities

- Viticulture profit of $17.6 million compared to a profit of $1.4 million in 2003.
- Improved revenues from viticultural activities reflect better vintage conditions combined with a stronger focus on vineyard returns.

Net Interest

- As a result of the improved borrowing position, net interest expense declined by $2.0 million to $42.5 million.

Income Tax

- Tax benefit was $9.5 million.
- *The benefit included recoupment of unbooked tax losses in the USA, realising* $19.7 *million and the benefit arising from entry into* the Australian tax consolidation regime, amounting to $12.1 million.
- The tax benefit arising from significant items amounted to $34.4 million (including the $12.1 million benefit arising from the entry into the Australian tax consolidation regime).

Financial Performance

Sales Revenue(i)



$M
1500
1200
900
600
300
0
2000
2001
2002
2003
2004

EBITA & Margins(ii)



EBITA $M
EBITA %
300
250
200
150
100
50
0
25
20
15
10
5
0
2000
2001
2002
2003
2004
EBITA $M
EBITA %

Net Profit After Tax(iii)



$M
250
200
150
100
50
0
2000
2001
2002
2003
2004

(i) Revenue from sale of goods (wine), before significant items.
(ii) Margins for wine business only and are derived from revenue from the sale of goods, before significant items.
(iii) Before significant items.

2004 FINANCIAL SUMMARY

Review of Cash Flow

Net operating cash flows increased $106.7 million to $203.5 million. Key impacts:

- Improved earnings from operations.
- Improved working capital and non-current inventory position.
- Lower tax payments.

Net investing cash outflows were $26.9 million, comprising primarily of capital expenditure of $25.9 million. The lower levels of capital expenditure reflect the benefits of previous expansion capital expenditure, as well as more stringent expenditure guidelines.

Net financing cash outflows were $180.9 million. Key impacts:

- Payment of the $74.5 million dividend declared in 2003.
- Receipt of $66.5 million in deferred consideration from previously divested businesses and loan repayments.
- Reduction in net debt of $169.1 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $70 to $80 million.

Review of Financial Position

Capital employed (equity plus net debt) decreased by $118.1 million to $1,887.0 million, reflecting:

- Strong inventory control. Current inventory remained flat despite a 23% increase in vintage intake. This was due to reductions in raw materials and finished goods inventories, as well as lower prices for grapes.
- Non-current inventory reductions as a consequence of drought-affected vintages in 2002 and 2003 and lower prices for grapes.
- Property, plant & equipment reductions largely from asset write-downs of $65.1 million.
- Net debt reductions of $169.1 million to $598.4 million at year end.

Net debt reduced a further $32.8 million in July 2004 due to the early receipt of proceeds from the last major divested business receivable.

Financial Leverage

Return on Capital Employed(i)


ROCE %
WACC %
20
15
10
5
0
2000
2001
2002
2003
2004
ROCE
2004 Weighted average cost of capital

Operating Cash Flow


$M
250
200
150
100
50
0
2000
2001
2002
2003
2004

Gearing & Interest Cover


Gearing %
Times
80
70
60
50
40
30
20
10
0
8
7
6
5
4
3
2
1
2000
2001
2002
2003
2004
Gearing
Interest cover

(i) Before significant items.

REGIONAL REVIEW — AUSTRALASIA

Australasian earnings have grown 48.3%, a strong result in a competitive Australian marketplace. The focus this year has been to stabilise the business, restructure the cost-base and establish a sustainable profit model.

Financial Highlights

- Case rate improvements of 8.5% reflect price increases and improved mix.
- Volume reductions of 5.1% reflect the impact of reduced discounting in a highly competitive marketplace.
- Margin improvements from 9.7% to 14.0% reflect the above impacts combined with reductions in overheads.

Business Highlights

- *Strong promotional cost disciplines implemented.*
- Revised trading terms, which included price increases in September 2003.
- Benefits from restructuring sales teams and support functions.
- Built a strong marketing capability with a global team based in Sydney to leverage the capabilities of a global organisation, while maximising the impact of our local knowledge by having regional teams.
- Strong performance from the Asian region driven by moves to more direct distribution to key customers, which has seen improved store positioning, better ranging and more effective promotions.

Future Focus & Outlook

- The objective is to accelerate marketing activity to support the key brands. The Company now has promotional plans in place backed by sound financial disciplines and is aiming to grow market share.
- Increased focus on product innovation.
- Continued focus on cost-base management.
- Competitive market conditions are expected to continue.
- Expect to grow sales this year ahead of the category and margins to remain at similar levels to 2004. Given the lack of super premium availability and budgeted growth of cask wine sales, case rates are expected to decline marginally in 2005.

Financial Performance

Sales & Margins(i)


Sales AUD$M
EBITA %
500
400
300
200
100
0
20
15
10
5
0
2002
2003
2004
Sales
EBITA %

AUSTRALASIA	2004	2003	% chg
Volume (million cases 9LE)	**8.3**	8.8	(5.1%)
AUD$ millions			
Sales revenue	**425.1**	412.8	3.0%
EBITA(i)	**59.4**	40.1	48.3%
EBITA/sales	**14.0%**	9.7%	
Sales revenue/case	**$50.92**	$46.92	8.5%

(i) Before significant items and viticulture (SGARA).

REGIONAL REVIEW — UK/EUROPE

The business has delivered a strong result with a return to profitability ahead of expectations. This was driven by reduced discounting in the UK market and continued growth of the European business.

Financial Highlights

- Reduced discounting in the UK market resulted in volume reductions of 6.9% but improvements in local currency case rates of 12.9%.
- Local currency margin improvements reflect the above impacts as well as the reduction in overhead costs and lower cost of goods sold.

Business Highlights

- Refocused the business to profitable sales, which has seen a shift away from high-volume, deep discounting promotions.
- A stronger consumer focus to build long-term brand equity and a more disciplined approach to promotional investment.
- A strict focus on spending has seen overhead and other costs reduce.
- A more focused business approach, working more closely with customers to tailor the portfolio and promotional mix to suit their needs.

Future Focus & Outlook

- Advertising and promotional expenditure is being directed to value-added promotions and consumer focused activity.
- Continued focus on cost-base management.
- Trading conditions expected to remain competitive.
- Expect to improve local currency sales and margins and maintain case rates this year.

Financial Performance

Sales & Margins(i)


Sales AUD$M
EBITA %
500
400
300
200
100
0
20
15
10
5
0
-5
2002
2003
2004
Sales
EBITA %

UK/EUROPE	2004	2003	% chg
Volume (million cases 9LE)	**5.7**	6.1	(6.9%)
AUD$ millions			
Sales revenue	**267.9**	280.3	(4.4%)
EBITA(i)	**32.5**	(8.0)	n/a
EBITA/sales	**12.1%**	(2.8%)	
GBP millions			
Sales revenue	**108.8**	103.6	5.0%
EBITA(ii)	**8.1**	(6.8)	n/a
EBITA/sales	**7.5%**	(6.5%)	
Sales revenue/case	**£19.11**	£16.94	12.9%

(i) Before significant items and viticulture (SGARA).
(ii) 2003 AUD$ costs included in EBITA have been converted to GBP at 2004 rates.

The USA market continued to be characterised by competitive market conditions and an oversupply of Californian wine. The business is currently undertaking a review to establish appropriate channel strategies and organisational structure for the future.

Financial Highlights

- Local currency case rates reduced by 7.2% reflecting higher levels of discounting and a mix shift primarily to 1.5L products.
- Volumes were up 9.0% and include sales of 300,000 cases of the Little Penguin, which was released to the market in July.
- Local currency margin improvements reflect reduced freight costs and lower cost of goods sold.

Business Highlights

- Launch of the Little Penguin, which is currently entering the retail trade.
- On premise market growth driven by the success of Penfolds Restaurant Challenge, which resulted in substantial restaurant listings.
- Strong growth in Canadian business with sales surpassing 1 million cases.

Future Focus & Outlook

- The Americas new President, Scott Weiss, joined the business on 30 August 2004. His key priority is to finalise and implement the results of the USA review.
- Further rollout of consumer-based marketing campaigns to drive brand awareness.
- Continued on premise emphasis.
- Trading environment expected to remain intense over the next 12 months.
- Expect local currency margins to slightly improve in 2005 and case rates to stabilise.

Financial Performance

Sales & Margins(i)


Sales AUD$M
EBITA %
500
400
300
200
100
0
30
25
20
15
10
5
0
2002
2003
2004
Sales
EBITA %

THE AMERICAS	2004	2003	% chg
Volume (million cases 9LE)	**6.1**	5.6	9.0%
AUD$ millions			
Sales revenue(i)	**369.3**	434.7	(15.1%)
EBITA(i)	**84.0**	100.0	(16.0%)
EBITA/sales	**22.8%**	23.0%	
USD$ millions			
Sales revenue(i)	**259.6**	256.8	1.1%
EBITA(ii)	**32.1**	26.8	19.6%
EBITA/sales	**12.4%**	10.4%	
Sales revenue/case	**$42.58**	$45.89	(7.2%)

(i) Before significant items and viticulture (SGARA).
(ii) 2003 AUD$ costs included in EBITA have been converted to USD$ at 2004 rates.

DIRECTORS



T Brian Finn, AO, FACS, FAICD, FUTS, FIE (Aust), FTSE
Age: 67
Term of Office: Director since August 1994 (10 years)
Deputy Chairman from July 1996 to November 2001 and Chairman since November 2002 (Executive Chairman from February to April 2003)
Independent: Yes
External Directorships: Director of AXA Asia Pacific Holdings Limited, Fone Zone Limited and Impart Corporation Limited.
Skills, experience and expertise: Mr Finn is a former Chairman and Chief Executive of IBM Australia. He worked with IBM for 35 years in marketing, software development and general management roles in Europe, the United States and in Asia, where he was Regional CEO, before moving to Australia.
Southcorp Board Committee Membership: Chairman of the Nomination Committee and a member of the Remuneration Committee (Chairman of the Remuneration Committee until 17 August 2004)



Margaret A Jackson, AC, B Econ, MBA, FCA
Age: 51
Term of Office: Director and Deputy Chairman since 23 August 2004
Independent: Yes
External Directorships: Chairman of Qantas Airways Limited and Methodist Ladies College, Melbourne, a Director of ANZ Banking Group Limited, Billabong International Limited, a Chairman's Panel Member of the Business Council of Australia and a Fellow of the Australian Institute of Company Directors. She is also a member of the Melbourne University Business School Association and the Foreign Affairs Council and a Board Member and Treasurer of The Howard Florey Institute of Experimental Physiology and Medicine.
Skills, experience and expertise: Ms Jackson is a Chartered Accountant. She has broad industrial experience, including her involvement in the insurance, media, manufacturing, mining and transportation sectors and is a valuable addition to the Board.
Southcorp Board Committee Membership: To be advised



Robert I Oatley, BEM
Age: 76
Term of Office: Director since November 2001 (3 years) and Deputy Chairman from November 2001 until August 2004
Independent: No
External Directorships: Director, Balmoral Pastoral Pty Ltd (Group), including Reline Investments Pty Ltd (the largest Shareholder in Southcorp Limited), Hamilton Island Limited and Balmoral Air Pty Ltd.
Skills, experience and expertise: Mr Oatley was the pioneer and original driving force behind the New Guinea premium coffee and cocoa industry, developing markets worldwide. In 1969, he commenced the Rosemount Estate plantings and winery and developed the brand and properties to a point where they became recognised as being the foremost Australian wine in the world. Rosemount Estate, under his direction, has been awarded significant accolades around the world.
Southcorp Board Committee Membership: Member of the Audit Committee, Remuneration Committee and Nomination Committee

---



John C Ballard, MBA, FAICD
Age: 58
Term of Office: Appointed Managing Director and Chief Executive Officer of the Company in April 2003 (1½ years)
Independent: No
External Directorships: Member of the Board of Trustees of the Sydney Opera House Trust.
Skills, experience and expertise: Mr Ballard has extensive experience in the Fast Moving Consumer Goods (FMCG) environment and is a former Chairman of Wattyl Limited, a former Director of Rinker Group Limited, Email Limited and Woolworths Limited; a former Managing Director, Asia Pacific, for United Biscuits Ltd and a former Managing Director, Snack Foods, of Amatil Ltd (now Coca-Cola Amatil Ltd).
Southcorp Board Status: Executive Director



Stephen Gerlach, LLB
Age: 59
Term of Office: Director since August 1994 (10 years)
Independent: Yes
External Directorships: Chairman of Santos Limited, Futuris Corporation Limited (Group) and Challenger Beston Limited; Director of Elders Rural Bank Ltd. He is a member of the Board of Trustees of the Australian Cancer Research Foundation and Chairman of Foodbank SA.
Skills, experience and expertise: Mr Gerlach was a partner of the Adelaide legal firm Finlaysons for 23 years and was Managing Partner from 1985 to 1991. He has broad commercial experience across a wide range of industries including the wine industry, natural resources, manufacturing, agriculture and financial services. As well as his business activities, he has also been actively involved in a number of community, charitable and professional associations.
Southcorp Board Committee Membership: Chairman of the Risk & Compliance Committee and a member of the Audit Committee

DIRECTORS



Helen A Lynch, AM
Age: 61
Term of Office: Director since July 1996 (8 years)
Independent: Yes
External Directorships: Deputy Chairman of Pacific Brands Holdings Limited; Director of Westpac Banking Corporation Limited; and a member of the External Advisory Boards of The Caliburn Partnership and of Mallesons Stephen Jaques, Lawyers.
Skills, experience and expertise: Ms Lynch has an extensive banking background, having spent 36 years with Westpac. She was a member of the bank's Executive Committee prior to her retirement.
Southcorp Board Committee Membership: Chairman of the Remuneration Committee and a member of the Risk & Compliance Committee, Nomination Committee and Audit Committee (Chairman of the Audit Committee until 5 July 2004)



John W Murphy, CA, FCPA
B Comm, M Comm
Age: 51
Term of Office: Director since October 2003 (1 year)
Independent: Yes
External Directorships: Managing Director of Investec Wentworth Private Equity Pty Limited and a Director of AAV Limited, SMS Management and Technology Limited, Invocare Limited and The First Wine Fund Limited.
Skills, experience and expertise: Mr Murphy is a Chartered Accountant with over 30 years experience in the fields of accounting and financial management. He spent 26 years with an international accounting firm (including 14 years as a global partner). He has extensive experience in corporate advisory, merger and acquisition and corporate reconstruction. Since 1998, he has been engaged in private equity investment and is currently the Managing Director of Investec Wentworth Private Equity Pty Limited, the private equity funds manager of Investec Bank (Australia) Limited.
Southcorp Board Committee Membership: Chairman of the Audit Committee and a member of the Risk & Compliance Committee and Nomination Committee

---



AG (Sandy) Oatley
Age: 51
Term of Office: Director since February 2001 (3 1/2 years)
Independent: No
External Directorships: Director, Balmoral Pastoral Pty Ltd (Group), including Reline Investments Pty Ltd (the largest Shareholder in Southcorp Limited), Hamilton Island Limited, Balmoral Air Pty Ltd, Woodbrook Vineyard Pty Ltd and Wattlebrook Vineyard Pty Ltd.
Skills, experience and expertise: Mr Oatley has extensive experience in the Australian wine industry, having been particularly involved in every stage of the development of the Rosemount Estate business. He was Rosemount Estate's Chairman from 1998 until the company was acquired by Southcorp and merged with its wine business in February 2001.
Southcorp Board Committee Membership: Member of the Audit Committee and Risk & Compliance Committee

---



Ernest JJ Pope
Age: 57
Term of Office: Director since October 2003 (1 year)
Independent: Yes
External Directorships: President and Chief Executive Officer (Asia Oceania & Africa) of Nestlé Purina PetCare and a Director of Nestlé Australia Limited (Group).
Skills, experience and expertise: Mr Pope has extensive experience with Fast Moving Consumer Goods (FMCG) businesses, including 2 years as Managing Director of Carnation Australia and 19 years in various senior roles in Australia, New Zealand and Switzerland with the Nestlé Group. This period included 6 years as Managing Director of Nestlé Australia. He is a past Director of Grocery Manufacturers of Australia and a founder and past Director of the Australian Food and Grocery Council.
Southcorp Board Committee Membership: Member of the Remuneration Committee and the Risk & Compliance Committee

---

FORMER DIRECTORS

Donald R Argus, AO, FAIBF, FCPA
Age: 66
Term of Office: Director from May 1999 to August 2003
Independent: Yes
Southcorp Board Committee Membership: Former member of the Audit Committee and Risk & Compliance Committee

Thomas P Burnet, AB (Ec) (Princeton), MBA (Uni. of Chicago)
Age: 50
Term of Office: Director from March 2003 to July 2004
Independent: No
Southcorp Board Status: Executive Director

Richard FE Warburton
Age: 63
Term of Office: Director from June 1993 to October 2003
Independent: Yes
Southcorp Board Committee Membership: Former member of the Remuneration Committee and Risk & Compliance Committee

EXECUTIVE TEAM



John Ballard, Managing Director and Chief Executive Officer

For biography refer to page 10.



Steve McClintock, Chief Financial Officer

Steve McClintock was appointed Chief Financial Officer in July 2003. He was previously a partner in PricewaterhouseCoopers for 16 years specialising in audit, corporate finance and valuation services. He is a Fellow of the Institute of Chartered Accountants and a member of the Australian Accounting Standards Board. Mr McClintock oversees the accounting, finance and risk management functions of the Company. In addition the Veraison project office reports to him. Age 49.



Martin Hudson, LLB, B Juris, Chief General Counsel and Company Secretary

Martin Hudson became Chief General Counsel and Company Secretary in 2001. Mr Hudson was a partner at Freehill Hollingdale & Page for 26 years (including 8 years as Managing Partner/Chairman of the Melbourne Office). He has extensive international legal and organisational experience. Mr Hudson oversees the Legal and Secretarial functions of the Company. In addition the Human Resources, Corporate Affairs and Investor Relations, and Industry and Government Relations functions report to the CEO through him. Age 59.



Adam Burck, Executive General Manager, Chief Marketing Officer

Adam Burck was appointed in September 2003 and oversees the management of Southcorp's wine brands around the world. He has considerable expertise developing marketing organisations and building brands, gained over a 20-year international career in consumer products management with the Quaker Oats Company, United Biscuits Plc and as Vice-President, International Marketing with the California-based E. & J. Gallo Winery. Mr Burck received his MBA in Marketing and Corporate Strategy from Northwestern University in Illinois. Age 41.



Michael Christophersen, Executive General Manager, Operations

Michael Christophersen assumed his present role in May 2003. He has overall responsibility for Southcorp's packaging facilities, distribution and logistics, including demand planning and supply chain management. Mr Christophersen holds a Bachelor of Science from Melbourne University and has had a 20-year career in the beverage industry, including 5 years with Southcorp in various operations roles. Age 45.



Bill Clark, Executive General Manager, Corporate Affairs and Investor Relations

Bill Clark was appointed in August 2003. His career has included terms as Chief of Staff to government ministers at both the NSW State and Federal levels. Mr Clark's private sector experience includes 4 years as General Manager, Corporate Affairs with Coca-Cola Amatil Ltd and 3 years as Corporate Affairs Director for The Smiths Snackfood Company. Mr Clark is responsible for the Corporate Affairs and Investor Relations functions of the Company. Age 57.

CORPORATE GOVERNANCE STATEMENT

Membership and Expertise of the Board
The Board comprises nine Directors (the maximum number permitted by the Constitution) and during 2004 was made up of seven Non-Executive Directors and two Executive Directors. Collectively, the Board has a broad range of commercial, business, industry, operational, financial and international experience to meet its objectives.

Particulars of the Directors' qualifications, experience and any special responsibilities are detailed on pages 10 and 11.

Director Independence
The Board Charter requires that a majority of Directors of the Company must be independent, and the Chairman must always be independent.

In determining whether a Director is to be considered independent, the Board has regard to whether the Director is a substantial Shareholder in the Company or, within the last 3 years, has been an employee of the Company, a material adviser to the Company or a principal or employee of any material adviser to the Company, or is otherwise associated with any of the foregoing. An independent Director must also be free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The test of whether an interest, relationship or business is 'material' is based on the nature, circumstances and activities of the particular Director. Materiality is considered from the perspective of the Company, the persons and organisations with which the Director has an affiliation, and from the perspective of the Director.

Applying these criteria, the Board considers that none of Mr RI Oatley, Mr AG Oatley (who are both Directors of Reline Investments Pty Ltd, a major Shareholder of the Company) nor Mr JC Ballard (the Chief Executive Officer) are independent. With the exception of Mr TP Burnet, who resigned on 23 July 2004 and who was also an Executive Director, the other Directors, including the Chairman, are considered independent.

Succession Planning
The Board plans succession of its own members in conjunction with the Board Nomination Committee, taking into account the skills, experience and expertise required and currently represented, and the Company's future direction. An orientation program is provided for new members of the Board.

All the Non-Executive Directors of the Company, except Mr RI Oatley, have agreed to retire from the Board by no later than the Company's Annual General Meeting following their 69th birthday. The Board continues to believe that Mr RI Oatley (who is 76 years of age) is a valuable member of the Board and an appropriate exception to the Board's Retirement Policy. Because of his age, Mr Oatley offers himself for re-election to the Board at each Annual General Meeting of the Company.

Board Meetings
The Board meets formally at least eleven times per year. In addition it meets whenever necessary to deal with specific matters needing attention between the scheduled meetings. During 2004 the Board met fifteen times.

Materials for Board and Board Committee meetings are circulated to Directors in advance. The Chairman and the Chief Executive Officer, with advice from the Company Secretary, establish meeting agendas to ensure adequate coverage of financial, strategic and other major areas of business focus during the year.

Presentations to the Board are frequently made by members of senior management and telecommunication facilities are used, from time to time, to facilitate participation by all Directors.

Board meetings have been held in various locations during the financial year, including Artarmon (where the Company's head office is located), the Magill Estate and Seppeltsfield Winery in South Australia and the Great Western Winery in Victoria. In conjunction with these meetings, the Board has also visited related vineyards and met with key suppliers and local management. The Board has a program to meet at other sites and regions where the Company does business throughout the year ahead.

Meetings attended by Directors for the past financial year are detailed in the Directors' Report on page 23.

Meetings without Management
During 2004 the Non-Executive Directors initiated the practice of meeting with the Chief Executive Officer without executive management at the commencement of each meeting. On five occasions during the year, the Non-Executive Directors met without the presence of management.

Access to Information and Independent Advice
All Directors have unrestricted access to Company records and information, and (subject to the prior knowledge of the Chairman and the Chief Executive Officer) to any employee or external party, including the Internal and External Auditors, to enable them to carry out their duties.

Subject to the approval of the Chairman, and at the expense of the Company, individual Directors may obtain independent professional advice to assist them in carrying out their responsibilities.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Board Committees

The Board has established four committees to assist it in the execution of its responsibilities – the Audit Committee, the Risk & Compliance Committee, the Remuneration Committee and the Nomination Committee.

Committee Charters
Each committee is governed by the Company's Constitution and by a special-purpose Charter approved by the Board. The Charters set out the respective roles and responsibilities of each particular Committee. Copies of the Charters are available in the Corporate Governance section of the corporate website.

Committee Procedures
The Audit, Remuneration and Risk & Compliance Committees meet on four scheduled occasions during the year, and at any other times as necessary. The Nomination Committee meets at least twice per year.

CORPORATE GOVERNANCE STATEMENT

Each committee is entitled to the resources and information it requires, including direct access to employees and advisors. In particular, advice is regularly sought from the Chief Executive Officer, the Chief Financial Officer and, in the case of the Remuneration Committee, the Executive General Manager – Human Resources. Advice is also sought on occasions from external advisors, sometimes independently of management. The Chief Executive Officer has a standing invitation to all committee meetings; the Chief Financial Officer has a standing invitation to the Audit and Risk & Compliance Committee meetings; the Executive General Manager – Human Resources has a standing invitation to the Remuneration Committee meetings; and the External and Internal Auditors have standing invitations to the meetings of the Audit Committee.

Each committee is made up entirely of Non-Executive Directors, a majority of whom are independent. In addition the Committee Charters require that:

- The Chairman of the Board must not chair the Audit Committee.
- At least one member of the Audit Committee must have financial expertise, and all members must be financially literate.
- In order to reflect the linkage of risk responsibilities between the Audit Committee and the Risk & Compliance Committee, the Chairman of each committee must be a member of the other.

As soon as possible following each committee meeting, the Board is given a verbal report by each committee Chairman. All committee minutes are tabled for noting by the Board at subsequent Board meetings.

The table on page 23 of the Directors' Report also sets out the committee meeting attendance for 2004.

Audit Committee

The objective of the Audit Committee is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting. The committee's primary responsibilities are to:

- Assess whether the Company's external reporting is legally compliant, consistent with Committee members' information and knowledge, and suitable for Shareholder needs.
- Assess the management processes supporting external reporting.
- Liaise with the External Auditors and ensure the annual statutory audit and half-year review are conducted in an effective manner.
- Make recommendations for the appointment and removal of External and Internal Auditors.
- On an annual basis, assess the performance and independence of each of the External Auditors and the Internal Auditors.
- Monitor the coordination of the internal and external audits in so far as they relate to the responsibilities of the committee.

Committee Membership

During 2004 the committee comprised Ms HA Lynch (Chairman), Mr RI Oatley, Mr AG Oatley, Mr JW Murphy (the financial expert) and Mr S Gerlach (the Chairman of the Risk & Compliance Committee), all of whom are Non-Executive Directors with the appropriate financial expertise and understanding of the Company's business. A majority of the committee is also independent. With effect from 5 July 2004, Mr JW Murphy assumed the position of Chairman of the Audit Committee.

External Audit/Internal Audit

KPMG are the Company's External Auditors, whilst Ernst & Young are the Company's Internal Auditors. The external audit function is reviewed by the Audit Committee every 5 years and the external audit engagement partner is required to rotate every 5 years (or earlier if the Audit Committee considers it desirable to maintain the External Auditor's independence). The internal audit function is reviewed every 3 years.

The External Auditors and the Internal Auditors attend and report to each scheduled Audit Committee meeting. At the conclusion of each meeting the committee meets with the External Auditors and the Internal Auditors in the absence of Management.

Risk & Compliance Committee

The Risk & Compliance Committee has been established to assist the Board to ensure that the Company's systems and processes are properly controlled and functioning effectively, to actively promote ethical and responsible decision making, and to ensure the establishment of a sound system of risk oversight and management and internal control.

Committee Membership

The committee comprises Mr S Gerlach (Chairman), Mr AG Oatley, Mr EJJ Pope, Mr JW Murphy and Ms HA Lynch (as Chairman of the Audit Committee), all of whom are Non-Executive Directors and a majority of whom are independent.

Nomination Committee

The Nomination Committee's objective is to assist the Board to ensure it is of an effective composition, size and commitment to adequately discharge its responsibilities. In particular, the committee considers candidates for membership of the Board.

Committee Membership

The committee is chaired by Mr TB Finn and comprises Mr RI Oatley, Ms HA Lynch and Mr JW Murphy. All committee members are Non-Executive Directors and a majority are independent.

Remuneration Committee

The objectives of the Remuneration Committee are to assist the Board to ensure the Company adopts and complies with remuneration policies that attract, retain and motivate high-calibre Executives and Directors to pursue the long-term growth and success of the Company and that demonstrate a clear relationship between executive performance and remuneration.

Committee Membership

During 2004 the committee comprised Mr TB Finn (Chairman), Ms HA Lynch, Mr RI Oatley and Mr EJJ Pope, all of whom are Non-Executive Directors and a majority of whom are independent. With effect from 17 August 2004, Ms HA Lynch assumed the Chair of the Remuneration Committee.

Directors' Performance Evaluation

The Board conducts an annual review of its performance, and the performance and effectiveness of its committees. The Board Charter stipulates that every second year, assisted by external consultants, a comprehensive review is conducted of the effectiveness of the Board and each of its committees (including the performance of individual Directors and the terms of the Board, and each Committee Charter). This review includes surveys of Directors, Senior Executives and relevant external persons (such as the External Auditors).

During 2004 Directors were surveyed with respect to the performance of individual Directors and the effectiveness of the Board. The Senior Executive team was surveyed with respect to the effectiveness of the Board. The results of these surveys were collated and then shared with the Board as a whole. The Chairman also spoke with each Director in turn concerning outcomes from the surveys that applied to them individually.

In addition, before a Director is recommended for re-election, the Board Charter requires that the Chairman consult with the other Directors regarding the particular Director's effectiveness. Based on the outcome of these consultations, the Board then determines whether or not to recommend the Director for re-election.

Executives' Performance Evaluation

Southcorp has a formal performance evaluation process for its Executives. Key business objectives are set for each Executive at the beginning of the financial year, and individual performance is measured during the year and again at the end of the financial year. In order to ensure that business results are delivered in a way consistent with Southcorp's values and culture, performance is judged against two measures – 'what' has been achieved by the individual and 'how' they have done so.

All members of the Executive team are currently participating in a '360 degree review process'. For each individual Executive, evaluations on their effectiveness are carried out by their peers, their direct reports and the Managing Director and Chief Executive Officer, John Ballard. All feedback from this process will be presented to Mr Ballard as well as to the individual Executive team member. Appropriate action plans will then be developed.

Remuneration

Directors' Remuneration

Directors' remuneration is set at levels that reflect the responsibilities and duties of office.

The maximum fees payable by the Company to Directors in total is $1,100,000 per annum. The amount may not be increased without Shareholder approval. During 2004 the aggregate of the fees paid to Directors amounted to $867,895.

The current fees paid to Directors are determined as follows:

- Chairman – $250,000 per annum
- Deputy Chairman – $125,000 per annum
- Non-Executive Directors – $80,000 per annum
- Chairman of Audit Committee – $20,000 per annum
- Member of Audit Committee – $10,000 per annum
- Other committees – $8,000 per annum

The Chairman and Deputy Chairman do not draw committee fees and no Director or committee fees are paid to Executive Directors.

During 2004 the Board determined that as from 14 October 2003, retirement benefits for Non-Executive Directors would cease to accrue. Directors' fees were not increased to compensate for this decision. Entitlements of the Non-Executive Directors in office at 14 October 2003 and entitled to the benefits (Mr TB Finn, Ms HA Lynch, Mr AG Oatley and Mr S Gerlach) have been quarantined for payment upon their respective retirement from the Board. From that date, Directors are only entitled to superannuation entitlements based on contributions made by the Company on their behalf at the statutory rate.

Executive Remuneration

Remuneration Strategy – Overview

Executive remuneration and other terms of employment are reviewed by the Remuneration Committee annually.

The Company's remuneration strategy aims to align the interests of Shareholders and Executives by linking the level of remuneration to the performance of the individual Executive and the performance of the Company overall.

The strategy seeks to ensure:

- Executives are focused on activities that drive the Company's business performance, which in turn creates value for Shareholders.
- A structure of remuneration is provided to compete effectively in the market on a global basis, and which attracts, retains and motivates Executives who are the best in the industry.
- An appropriate mix of remuneration between fixed and variable award is provided which reflects market conditions at each job and seniority level.
- Executive remuneration is appropriately aligned to the achievement of both Company and individual performance.

Remuneration Strategy Review

During 2004 the Remuneration Committee reviewed the Company's overall remuneration strategy with its external global advisor, Mercer Human Resources.

The review involved an analysis of the Company's current remuneration levels and programs, and assessed all key areas of remuneration, including both fixed and variable components.

Following the review, the Company implemented a revised remuneration framework in accordance with the aims of the Company's remuneration strategy. The remuneration framework has three components:

- Fixed remuneration
- Short-term incentive
- Long-term incentive

Fixed Remuneration

Fixed remuneration is the base pay reward that an Executive receives and usually consists of salary, superannuation or pension. It may also include motor vehicle and other benefits (e.g. wine allowance, medical insurance).

An Executive's fixed remuneration is determined with reference to the scope and nature of the role and the individual's performance and experience. Data for comparable roles is used to ensure that fixed remuneration reflects market practice and regional conditions.

Short-term Incentive

The short-term incentive requires Executives to achieve specific financial and individual targets and objectives. These targets and objectives are set at group, divisional and regional levels as appropriate. The mix of individual and financial objectives applying to an individual will vary depending on the region and function. Targets are set by the Remuneration Committee and reflect strategic business plans and operating targets. The targets are set using data for comparable roles, to ensure that the levels of expected incentive and performance reflect market practice and regional conditions.

The primary measure of the financial performance is earnings before interest, tax and amortisation (EBITA). There are three performance levels:

- Threshold – the minimum level of performance required to be achieved before any incentive can be paid.
- Target – where the performance requirements have been met.
- Stretch – where performance requirements are exceeded.

No participating Executive is eligible to receive any short-term incentive payment if threshold target performance is not achieved.

For 2004 Executives were required to achieve a minimum of 95% or 100% (depending on their level of seniority) of their relevant target to receive a short-term incentive payment. The actual amount of the short-term incentive paid to the Executive is the percentage of target achieved multiplied by a proportion of the Executive's fixed remuneration.

In general terms, Executives participating in the short-term incentive have an opportunity to earn an incentive payment of between 10% and 50% of fixed remuneration. Senior Executives have the ability to earn an additional incentive if stretch performance levels are achieved (depending on the level of seniority).

Long-term Incentives

Current Long-term Incentives

The Company's Executive Share and Option Plan was approved by Shareholders at the 1995 Annual General Meeting. Since then a number of issues have been made in accordance with the rules of that plan.

To date issues under the plan have had share price thresholds and other financial hurdles that must be achieved before the award vests. The thresholds vary depending upon the date of issue and the share price at that time.

New Long-term Incentives

As a consequence of the remuneration strategy review referred to above, the Company intends to revise the long-term incentive strategy.

The key features of the revised long-term incentive strategy will be as follows:

- A design that aligns growth in Total Shareholder Returns (as measured by the Company's Total Shareholder Return, known as TSR) with Executive reward.
- Participating Executives will include those Executives reporting to the Chief Executive Officer, second-level reporting Executives and other Executives specifically approved by the Board.
- For those Executives reporting to the Chief Executive Officer, a mix of performance options (50%) and performance shares (50%) will be issued. Only performance shares will be issued to all other participating Executives.
- The fixed remuneration component of Executive reward will be the basis on which the notional value of the long-term incentive opportunity will be calculated.
- Shares will only be issued if performance hurdles have been achieved at the date for vesting.
- Long-term incentive grants will be awarded on an annual basis with a vesting period for shares of 3 years, providing performance hurdles are met.
- The performance hurdles will be based on the Company's TSR compared to the TSR of the companies that comprise the ASX 100.
- The proportion of the long-term incentive award that will actually vest is dependent upon where the Company's TSR ranks against the ASX 100 TSRs as set out below:
  - Below threshold – no portion of the award will vest if the Company's TSR is below median.
  - Threshold – half the award will vest if the Company's TSR is at median of ASX 100 TSRs. This level represents the minimum level of performance required for the vesting of awards.
  - Between threshold and maximum – an additional 2% of the award vests for each 1% of improvement in the TSR percentile rank in the ASX 100.
  - Maximum – 100% of the award will vest if 75th percentile TSR performance is achieved, signifying the achievement of a superior level of performance.

The proportion of award that can be vested is illustrated below.


%
125
100
75
50
25
0
Portion of LTI Award Vested
No vesting if below median performance
Full vesting requires 75th percentile performance
25
50
75
100
3 Year TSR Performance vs Peers

Superannuation, Retirement and Deferred Compensation Plans

Southcorp provides superannuation, retirement and pension benefits to employees in all regions.

Superannuation is provided to Executives as a component of their fixed remuneration. The amounts paid are in accordance with the Superannuation Guarantee legislation in Australia. Executives are provided with accumulation-style benefits and upon retirement will receive a lump sum amount made up of their own contribution, the Company's contributions and investment earnings.

Executives in the United States are eligible to participate in the 401(K) plan, which may include contributions made by both the Company and the Executive. They also have an opportunity to participate in the deferred compensation plan known as the 'Southcorp Non-Qualified Deferred Plan'. This plan allows Executives to defer a proportion of their salary or earned incentive into the plan.

A deferred compensation plan in Australia exists for eligible Executives to pre-elect to receive a proportion of any short-term incentive earned in deferred shares for a period of between 12 months and 10 years. The deferred compensation plan was approved by the Board in 2002, however no invitations have been made to Executives to allow participation to date. This is being reviewed as part of the remuneration strategy review.

Employee Share Plan

In December 1995 the Company established the Southcorp Employee Share Plan under which all Australian-based employees with more than 6 months service were eligible to participate in offers made by the Company to acquire shares or options. A separate plan for international employees was established in 1997. The last issue to employees was made in 1999. No future invitations will be made under this plan.

New Employee Share Plan

As a consequence of the remuneration strategy review referred to on pages 17 and 18, the Company intends to implement a new share purchase plan.

Under this plan, offers will be made to employees to forego salary to purchase shares annually in value of up to $1,000. The shares will be purchased on market and will be subject to a 3-year holding period. For Australian employees, participating up to the $1,000 level will be on a tax-free basis in accordance with current Australian tax legislation.

2004 Remuneration

The amount of remuneration paid in 2004 to the five highest-paid Non-Director Executives and to the Directors is set out in the Directors' Report on pages 25 and 26. Additional information concerning Specified Directors and Executives is also included in Note 38 to the financial statements.

Risk Management

The Company has in place a structured and consistent approach to the management of risk, aligning strategy, processes, people, technology and knowledge for the purpose of evaluating and managing the risks faced by the Company as it creates Shareholder value.

Risk is managed and assessed within a framework under which each operational group and each of the corporate functions are responsible for putting in place their own risk management plans, based on their operational and strategic needs.

The Board's Risk & Compliance Committee oversees this framework with respect to non-financial risk, and the Audit Committee oversees the framework with respect to financial risk. The Charter of the Risk & Compliance Committee mandates that the Chairman of the Audit Committee be a member of the Risk & Compliance Committee. A similar provision within the Charter of the Audit Committee mandates that the Chairman of the Risk & Compliance Committee be a member of the Audit Committee.

In performing their respective oversight functions:

- The Risk & Compliance Committee has access to such external advisors (including the Internal Auditors), as it deems appropriate to assist it in performing that function.
- The Audit Committee has prime oversight responsibility for the external audit function, the associated external audit plan and, to the extent the internal audit deals with financial compliance, the internal audit function and the associated internal audit plan.

Share Dealing

Details of shares held in the Company by Directors as at 19 August 2004 are set out on page 26. Details of movements in shares held in 2004 are included in Note 38 to the financial statements.

The Board has in place a Share Trading Policy to provide guidance to Directors and employees if they are contemplating buying or selling shares or other financial products in the Company. The policy sets out the prohibitions on the trading of Company shares while in possession of price-sensitive or 'inside' information. Under the policy, Directors and Senior Executives are required to obtain the consent of the Chairman prior to the purchase or sale of Company shares and employees must obtain the prior consent of the Company Secretary. Unless there are unusual circumstances, the purchase or sale of shares is restricted to the following 'trading windows':

- One-month period after the Company's half-year profit announcement.
- One-month period after the Company's annual profit announcement.
- The period from the time of lodgement of the Company's Annual Report with the ASX until one month after the Company's Annual General Meeting.
- The rights trading period when the Company has issued a prospectus.

A summary of the Company's Share Trading Policy is available in the Corporate Governance section of the corporate website.

Conflicts of Interest

The Board has in place procedures for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company. These arrangements are designed to ensure that the independence and integrity of the Board are maintained. Details of Directors' interests in contracts are set out on page 27.

Employees are required twice a year to disclose arrangements where a potential conflict may arise. A register of the interests so declared is maintained by the Company Secretary. When a potential conflict of interest arises, employees must advise the Company Secretary and their immediate supervisor. A decision is then made as to whether the reported activities may continue.

Ethical Standards

The Company acknowledges the need for Directors, Executives and employees to observe the highest ethical standards of corporate behaviour when undertaking Company business.

The Company has adopted a Code of Conduct and Good Business Practice Guide, which set out the principles and standards with which all Directors, Executives and employees of the Company are expected to comply in the performance of their respective functions. The Code and Guide can be viewed on the corporate website.

The Board's Risk & Compliance Committee is responsible for monitoring compliance with this Code and Guide.

CORPORATE GOVERNANCE STATEMENT

The Code and Guide state that it is the policy of the Company:

- To make every effort to understand and to comply with the law and to devise and implement programs to promote that objective.
- To carry on business in a manner which is ethical and which reflects prevailing community views of appropriate behaviour.
- To cooperate and work with governments and their various regulatory bodies to help ensure development of laws which are appropriate and effective and to ensure compliance with those laws.
- To treat legally imposed requirements not as something to aspire to but as minimum standards to be achieved and, if possible, surpassed.
- Within the framework of the law and the general objective of operating a financially sound and successful business, to act in a way that takes account of the legitimate interests of Shareholders, employees and those with whom we do business while also looking to protect and nurture the social fabric and the physical environment of the world in which we live and work and seek to prosper.

Employees are encouraged to bring to the attention of their managers, their local Human Resources Executive, members of the Senior Management team or the Company Secretary, any behaviour or activity occurring in the business which they believe to be inappropriate or inconsistent with the Company's business philosophies. For those employees who are concerned about directly raising such matters with their superiors, the Company has established a communication system via the Company's Intranet page, through which matters can be confidentially brought to the attention of the Senior Executives of the Company. Any employee who in good faith reports or makes the Company aware of such matters will be protected from discrimination or retribution in employment because of their actions. There is also a toll-free number available for employees who wish to remain anonymous.

ASX BEST PRACTICE RECOMMENDATIONS – COMPLIANCE TABLE

	RECOMMENDATIONS	COMPLIANCE	PAGE
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	14
2.1	A majority of the Board should be Independent Directors.	✓	15
2.2	The Chairperson should be an Independent Director.	✓	15
2.3	The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	15
2.4	The Board should establish a Nomination Committee.	✓	16
3.1	Establish a code of conduct to guide the Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key Executives as to: 3.1.1 The practices necessary to maintain confidence in the Company's integrity. 3.1.2 The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	✓	19, 20
3.2	Disclose the policy concerning trading in company securities by Directors, officers and employees.	✓	19
4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operation results and are in accordance with relevant accounting standards.	✓	–
4.2	The Board should establish an Audit Committee.	✓	16
4.3	Structure the Audit Committee so that it consists of: • Only Non-Executive Directors • A majority of Independent Directors • An Independent Chairperson, who is not Chairperson of the Board • At least three members	✓	16
4.4	The Audit Committee should have a formal Charter.	✓	15
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a Senior Management level for that compliance.	✓	14
6.1	Design and disclose a communications strategy to promote effective communication with Shareholders and encourage effective participation at general meetings.	✓	14
6.2	Request the External Auditor to attend the Annual General Meeting and be available to answer Shareholder questions about the conduct of the audit and the preparation and content of the Audit Report.	✓	14
7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	✓	16, 19
7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that:		
	7.2.1 The statement given in accordance with Best Practice Recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.	✓	–
	7.2.2 The Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	✓(i)	–
8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives.	✓	16, 17
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to Directors and key Executives and corporate performance.	✓	17

ASX BEST PRACTICE RECOMMENDATIONS – COMPLIANCE TABLE

RECOMMENDATIONS		COMPLIANCE	PAGE
9.2	The Board should establish a Remuneration Committee.	✓	16
9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	✓	17
9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by Shareholders.	✓(ii)	17, 18
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	19, 20

The above disclosure should be read in conjunction with the following:

(i) For this recommendation the Company has complied with the 'Guide to Compliance with ASX Principle 7: Recognise and Manage Risk' prepared by the Group of 100 and endorsed by the ASX Corporate Governance Council.

- In designing and evaluating the Company's risk management and internal compliance and control systems, it must be recognised that even well designed, implemented and monitored risk management and internal controls cannot guarantee that adverse events or losses will not arise and can provide only a reasonable and not absolute level of assurance that the desired objectives are being achieved.
- Further, as all control systems have inherent limitations and are subject to breakdowns from time to time, no evaluation of the Company's risk management and internal control systems can provide absolute assurance that all risks are managed or all control issues and instances of fraud, if any, within the organisation have been detected.

(ii) Equity-based remuneration paid to Senior Executives under the Long-term Incentive Plan is issued pursuant to the Executive Share and Option Plan approved by Shareholders at the 1995 Annual General Meeting. In accordance with the provisions of the approved plan, thresholds are set by the Board each time issues are made to Senior Executives. Any equity-based remuneration paid to Executive Directors (including the Chief Executive Officer) must be approved by Shareholders.

DIRECTORS' REPORT

The Directors present their report on the financial statements of the Company and the consolidated entity for the year ended 30 June 2004.

Directors

The Directors of the Company at the date of this report are set out below:

T Brian Finn *Chairman,* *Non-Executive Director*	Robert I Oatley *Deputy Chairman,* *Non-Executive Director*	Helen A Lynch *Non-Executive Director*	AG (Sandy) Oatley *Non-Executive Director*
John C Ballard *Managing Director,* *Chief Executive Officer*	Stephen Gerlach *Non-Executive Director*	John W Murphy *Non-Executive Director* *Appointed 14 October 2003*	Ernest JJ Pope *Non-Executive Director* *Appointed 14 October 2003*

In addition:

- Mr Donald R Argus was a Director from 1 July 2003 until his resignation on 27 August 2003;
- Mr Richard FE Warburton was a Director from 1 July 2003 until his retirement on 14 October 2003; and
- Mr Thomas P Burnet was a Director from 1 July 2003 until his resignation on 23 July 2004.

Further, the Company has announced that Ms Margaret A Jackson will join the Board as a Director and be appointed Deputy Chairman on 23 August 2004.

Particulars of the Directors' qualifications, experience and special responsibilities (if any) and of their other directorships are set out on pages 10 and 11. At the date of this report, the Company has four committees (Audit, Nomination, Remuneration and Risk & Compliance).

Directors' Meetings

The number of meetings of the Company's Board of Directors and Committees of the Board held during 2004 and the number of meetings attended by each member of the Board or Committee are set out below.

	BOARD OF DIRECTORS		NON-EXECUTIVE DIRECTORS		AUDIT COMMITTEE (i)		RISK & COMPLIANCE COMMITTEE (ii)		REMUNERATION COMMITTEE (iii)		NOMINATION COMMITTEE (iv)	
	A	B	A	B	A	B	A	B	A	B	A	B
DR Argus (v)	2	1	–	–	–	–	1	0	–	–	–	–
JC Ballard	15	15	–	–	–	–	–	–	–	–	–	–
TP Burnet (vi)	15	13	–	–	–	–	–	–	–	–	–	–
TB Finn	15	15	5	5	–	–	–	–	5	5	2	2
S Gerlach	15	12	5	4	3	3	3	3	–	–	–	–
HA Lynch	15	14	5	5	3	3	1	1	5	4	2	2
JW Murphy (vii)	11	11	4	4	2	2	2	2	–	–	2	2
AG Oatley	15	15	5	5	3	2	3	2	–	–	–	–
RI Oatley	15	13	5	5	3	2	–	–	5	4	2	2
EJJ Pope (vii)	11	11	4	4	–	–	2	2	4	3	–	–
RFE Warburton (viii)	4	3	1	1	–	–	1	1	–	–	–	–

(i) Until 31 December 2003, called Audit & Compliance Committee
(ii) Until 31 December 2003, called Corporate Governance Committee
(iii) Until 31 December 2003, called Remuneration & Nomination Committee
(iv) Committee established on 1 January 2004
(v) Resigned 27 August 2003
(vi) Resigned 23 July 2004
(vii) Appointed 14 October 2003
(viii) Retired 14 October 2003

Column A indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

DIRECTORS' REPORT

Principal Activities

The principal continuing activities of the consolidated entity during 2004 were viticulture and the production, marketing and selling of wines.

Dividends

An interim ordinary dividend for 2003 of 10.00 cents per share and amounting to $74,451,000, franked to 80%, was paid 1 July 2003. No other dividends have been paid or declared by the Company during or since the end of the 2004 financial year.

Consolidated Result

The consolidated net profit for the financial year attributable to the members of the Company was:

	2004 $'000	2003 $'000
Profit (loss) from ordinary activities before income tax	36,744	(941,212)
Income tax (expense) benefit relating to ordinary activities	9,493	18,321
Net profit (loss) attributable to members of Southcorp Limited	46,237	(922,891)

Review and Results of Operations

Information relating to the Review and Results of Operations is included in the 2004 Financial Summary and the Regional Reviews on pages 4 to 9.

State of Affairs

In the opinion of the Directors, there was no significant change in the state of affairs of the consolidated entity that occurred during 2004 not otherwise disclosed in this report.

Events Subsequent to Balance Date

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Future Developments

In the opinion of the Directors, disclosure of any information in addition to that disclosed in the 2004 Financial Summary, the Regional Reviews, the financial statements or elsewhere in this report would be likely to result in unreasonable prejudice to the Company. The 2004 Financial Summary and the Regional Reviews contain forward looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.

The Environment

The consolidated entity's operations are subject to environmental regulations under legislation in Australia and overseas in relation to the production of wine. Southcorp has systems, processes and practices in place which aim not only to ensure legal compliance, but also to provide environmental sustainability and continuous improvement.

The consolidated entity has a business process for identifying its environmental obligations and reporting environmental compliance to Management. This process forms part of the overall Southcorp Environmental Management Plan. In 2004 Southcorp has been building on its existing environmental management system and has developed site-specific environmental management plans. These allow individual winery and vineyard managers to optimise environmental performance in their specific areas.

In addition, the Board of Directors receives regular reports on environmental issues across the consolidated entity's operations and monitors compliance with environmental regulations by the consolidated entity's wineries and production sites.

The Directors are not aware of any breaches of significant environmental regulations during the period covered by this report that are likely to result in a material impact on the consolidated entity or the environment.

Directors' and Senior Executives' Remuneration

The Remuneration Committee is responsible for reviewing the Company's remuneration plans, policies and practices and Senior Executive remuneration, and making recommendations to the Board. Details of the Remuneration Committee's composition and objectives are set out on page 16.

Details of the Company's Remuneration Policy for Directors and Senior Executives and discussion of the relationship between that policy and the Company's performance are set out on pages 17 and 18.

The following table sets out details of the remuneration of each Director of the Company for 2004 and of each of the five officers of the Company and officers of the consolidated entity receiving the highest remuneration. Note 38 to the financial statements includes additional disclosures concerning Specified Directors and Executives.

	DIRECTORS' FEES $	COMMITTEE FEES $	OTHER BENEFITS $	STATUTORY SUPERANNUATION CONTRIBUTIONS $	RETIREMENT/ TERMINATION BENEFITS (iv) $	TOTAL $
Non-Executive Directors – Southcorp Limited						
TB Finn	250,000	–	6,407	25,625	–	282,032
RI Oatley	125,000	–	6,407	–	–	131,407
DR Argus (i)	12,698	2,857	6,407	2,178	221,324 (v)	245,464
S Gerlach	80,000	18,000	6,407	11,188	–	115,595
HA Lynch	80,000	32,663	6,407	11,490	–	130,560
JW Murphy (ii)	57,391	14,803	4,447	6,498	–	83,139
AG Oatley	80,000	18,000	6,407	10,045	–	114,452
EJJ Pope (ii)	57,391	11,479	4,447	6,198	–	79,515
RFE Warburton (iii)	22,999	4,614	6,407	3,866	356,738 (vi)	394,624

(i) Resigned 27 August 2003
(ii) Appointed 14 October 2003
(iii) Retired 14 October 2003
(iv) Paid under the terms of the Non-Executive Directors' Retiring Fund, which ceased to accrue benefits from 14 October 2003.
(v) Total Agreement Benefit, of which $185,624 was paid by Southcorp Limited as an Eligible Termination Payment. The balance of $35,700 was paid by the Southcorp Superannuation Fund (a sub-plan of the Plum Superannuation Fund), the successor fund to the Non-Executive Directors' Retiring Fund.
(vi) Total Agreement Benefit paid from the Southcorp Superannuation Fund (a sub-plan of the Plum Superannuation Fund), the successor fund to the Non-Executive Directors' Retiring Fund.

	SALARY AND BENEFITS $	SHORT-TERM INCENTIVES $	LONG-TERM INCENTIVES (i) $	STATUTORY SUPERANNUATION CONTRIBUTIONS $	TOTAL $
Executive Directors – Southcorp Limited					
JC Ballard	1,417,668	980,000	288,456	11,002	2,697,126
TP Burnet (ii)	1,022,728	94,340	126,271	45,518	1,288,857
Executive Officers – Southcorp Limited (excluding Directors) (iii)					
SJ McClintock	612,033	325,000	201,825	36,754	1,175,612
MM Hudson	551,748	190,000	86,138	95,000	922,886

(i) Where applicable, options are valued at grant date, using valuation and allocation methods consistent with AASB 1046 'Director and Executive Disclosures by Disclosing Entities'.
(ii) On 23 July 2004, Mr TP Burnet resigned as a Director and President, Southcorp Wines The Americas. The Company has agreed to continue to pay Mr Burnet's base salary and certain benefits until the earlier of 30 June 2005 or the date he commences new full-time employment. In the event that Mr Burnet's base salary with his new employer is less than 75% of the base paid by Southcorp, the Company has agreed to make up the difference until 30 June 2005. The maximum amount payable under these arrangements will be USD$650,000.
(iii) There are only three officers employed by Southcorp Limited – Mr JC Ballard (Managing Director and Chief Executive Officer), Mr SJ McClintock (Chief Financial Officer) and Mr MM Hudson (Chief General Counsel and Company Secretary).

DIRECTORS' REPORT

	SALARY AND BENEFITS $	SHORT-TERM INCENTIVES $	LONG-TERM INCENTIVES (i) $	STATUTORY SUPERANNUATION CONTRIBUTIONS $	TOTAL $
Executive Officers Consolidated Equity (ii) **(excluding Directors)**					
SJ McClintock	612,033	325,000	201,825	36,754	1,175,612
JP Wilkinson	705,278	300,000	44,153	40,800	1,090,231
CJ Hancock	604,595	176,400	86,138	68,355	935,488
MM Hudson	551,748	190,000	86,138	95,000	922,886
DJ Jeffries (iii)	755,296	62,704	44,153	19,775	881,928

(i) Where applicable, options are valued at grant date, using valuation and allocation methods consistent with AASB 1046 'Director and Executive Disclosures by Disclosing Entities'.
(ii) Includes continuing and former Executives. Note 38 to the financial statements includes additional disclosures concerning the remuneration of Specified Directors and Executives.
(iii) Includes termination benefits and statutory annual leave and long service leave entitlements of $570,242.

Share Capital Disclosures

Options
During 2004 the Company granted options over unissued ordinary shares to Mr JC Ballard and Mr TP Burnet (Executive Directors of the Company) and Mr AJ Burck and Mr SJ McClintock (two Specified Executives) as follows:

NAME	OPTIONS GRANTED (i)	EXERCISE PRICE	EXPIRY DATE
JC Ballard	2,000,000 (ii)	$3.36	15 October 2008
TP Burnet (iii)	250,000 (ii)	$3.20	15 October 2008
AJ Burck	600,000	$2.85	30 October 2008
SJ McClintock	1,000,000	$2.83	30 October 2008

(i) The ability to exercise the options is conditional on certain performance hurdles based on minimum increases in the Company's share price being achieved. Specific details for each grant are included in Note 38 to the financial statements.
(ii) The grant of these options was approved at the 2003 Annual General Meeting.
(iii) Mr TP Burnet resigned on 23 July 2004. His options lapsed with effect from that date.

No other options have been granted during or since the end of the 2004 financial year.

Directors' Relevant Interests

The relevant interest of each Director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G of the Corporations Act 2001, at 19 August 2004, is as follows:

	ISSUED ORDINARY SHARES OF THE COMPANY		OPTIONS OVER UNISSUED ORDINARY SHARES OF THE COMPANY	
	BENEFICIAL INTEREST	NON-BENEFICIAL INTEREST	BENEFICIAL INTEREST	NON-BENEFICIAL INTEREST
JC Ballard	250,000	–	2,000,000	–
TB Finn	14,443	9,517	–	–
S Gerlach	43,729	–	–	–
HA Lynch	19,207	–	–	–
JW Murphy	–	–	–	–
AG Oatley	–	–	–	–
RI Oatley	139,949,024	–	–	–
EJJ Pope	5,000	–	–	–

Shares under Option

At the date of this report, unissued ordinary shares of the Company under option are:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION
28 October 2004	$5.47	333,334
15 October 2008	$3.36	2,000,000
30 October 2008	$2.83	1,000,000
30 October 2008	$2.85	600,000
30 September 2009	$5.38	265,000
30 June 2011	$7.19	630,000
30 June 2012	$5.42	360,000
Total outstanding		**5,188,334**

During or since the end of the 2004 financial year, the Company has not issued any ordinary shares as a result of the exercise of options.

All options expire on the earlier of:

- cessation of employment due to resignation or dismissal;
- six months (or another period determined by the Board) after cessation of employment due to permanent disablement, retirement, retrenchment, or death;
- the failure of a condition applicable to the relevant option; or
- the expiry date.

The ability to exercise the options is conditional on certain performance hurdles being achieved. The performance hurdles comprise minimum increases in the Company's share price and/or earnings per share (EPS) growth targets.

Directors' Interests in Contracts and Benefits

Since the end of the 2003 financial year, no Director of the Company has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by Directors shown in the financial statements) because of a contract made by the Company, its controlled entities or a related body corporate with a Director or with a firm of which a Director is a member, or with an entity in which the Director has a substantial interest, other than the following:

- The consolidated entity has leased, on normal commercial terms, a vineyard at Margaret River, Western Australia, owned by The Beston Wine Industry Trust. Challenger Beston Limited is the responsible entity of the Trust. Challenger Beston Limited is a company of which Mr S Gerlach is a Director. He has no beneficial interest in the arrangement, other than as a Director of Challenger Beston Limited.
- The consolidated entity is a customer of Westpac Banking Corporation Limited, which provides treasury, corporate finance, foreign exchange and related banking services on normal commercial terms to the consolidated entity. Westpac Banking Corporation Limited is a company of which Ms HA Lynch is a Director. She has no beneficial interest in the arrangement, other than as a Director of Westpac Banking Corporation Limited.
- The consolidated entity has leased, on commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest.
- The consolidated entity purchased grape supplies on normal commercial terms from Woodbrook Vineyard Pty Ltd and is party to a Water Users' Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr AG Oatley is a Director and in which he has a beneficial interest.
- Cattle owned by Reline Investments Pty Ltd are grazed from time to time at normal commercial agistment rates on land owned by the consolidated entity. Reline Investments is a Company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest.
- The Hamilton Island Limited Group of Companies is a customer of Southcorp Wines Pty Limited, a wholly-owned subsidiary of Southcorp Limited. Sales to these companies are on normal commercial terms. Hamilton Island Limited and its subsidiary companies are companies of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest.
- The consolidated entity made use of an aircraft owned by Balmoral Air Pty Ltd and reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest.

DIRECTORS' REPORT

Indemnification and Insurance of Directors and Officers

The Company has entered into standard form deeds of indemnity with the following current and former Directors and Officers against all liabilities which they may incur in the performance of their duties as Directors or Officers of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith:

Thomas Brian Finn	Director, Chairman
Robert Ian Oatley	Director, Deputy Chairman
John Charles Ballard	Director, Chief Executive Officer
Stephen Gerlach	Director
Helen Ann Lynch	Director
John William Murphy	Director
Andrew Geoffrey Oatley	Director
Ernest John James Pope	Director
Martin Moule Hudson	Company Secretary
Richard Hugh Allert	Former Director, Chairman
Donald Robert Argus	Former Director
Michael John Astley	Former Director
Ian Baines Bruce	Former Director
Richard Francis Egerton Warburton	Former Director
Graham John Kraehe	Former Director, Chief Executive Officer
Keith Murray Lambert	Former Director, Chief Executive Officer
Thomas Pearson Park	Former Director, Chief Executive Officer
Thomas Palmer Burnet	Former Executive Director
John Leonard Morton	Former Company Secretary

The Company is obliged to meet the full amount of all such liabilities.

In addition, Directors and Officers of the Company are indemnified, pursuant to the Constitution of the Company, against personal liability arising from their respective positions within the Company and its related bodies corporate.

The Company holds a Directors' and Officers' Liability Insurance Policy on behalf of current Directors and Officers of the Company and its controlled entities. The period of the policy extends from 30 June 2004 to 30 June 2005 and the premium was paid on 6 August 2004. The insurance contract prohibits further disclosure.

The Company also holds a Directors' and Officers' Liability Insurance Policy on behalf of former Directors and Officers of the Company and its controlled entities. The period of the policy extends from 30 June 2001 to 27 February 2008 and the premium was paid on 27 February 2001. The insurance contract prohibits further disclosure.

Proceedings on Behalf of the Company

As at the date of this report, there are no leave applications or proceedings brought on behalf of the Company under section 237 of the Corporations Act 2001.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

TB Finn, Director

19 August 2004

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		SOUTHCORP LIMITED	
		2004	2003	2004	2003
	Note	$'000	$'000	$'000	$'000
Revenue from ordinary activities	2	**1,158,637**	1,235,785	**49,388**	189,097
Expenses from ordinary activities, excluding borrowing costs	3	**(1,076,312)**	(2,125,714)	**2,174**	(27,679)
Borrowing costs	5	**(45,117)**	(50,790)	**(10,549)**	(13,661)
Share of net losses of joint ventures accounted for using the equity method	31	**(464)**	(493)	–	–
Profit (loss) from ordinary activities before income tax		**36,744**	(941,212)	**41,013**	147,757
Income tax (expense) benefit relating to profit (loss) from ordinary activities	6	**9,493**	18,321	**(2,907)**	5,580
Net profit (loss) attributable to members of Southcorp Limited	29	**46,237**	(922,891)	**38,106**	153,337
Non-owner transaction changes in equity					
Net exchange differences on translation of financial statements of self-sustaining foreign operations	28	**4,783**	(17,026)	–	–
Net increase in foreign currency translation reserve on initial adoption of changes to accounting standards	28	–	16,165	–	–
Net decrease in retained profits (accumulated losses) on initial adoption of changes to accounting standards	29	–	(46,232)	–	–
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**4,783**	(47,093)	–	–
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**51,020**	(969,984)	**38,106**	153,337

		cents	cents
Earnings per share			
Basic earnings per share for Southcorp Limited	8	**6.2**	-124.2
Diluted earnings per share for Southcorp Limited	8	**6.2**	-124.2

The accompanying notes form part of the financial statements.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Note	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
Current assets					
Cash assets	9	30,045	40,281	4,852	473
Receivables	10	337,664	373,438	1,049,657	1,062,726
Inventories	11	646,679	644,401	–	–
Foreign currency hedges – anticipated transactions	12	49,754	32,280	–	–
Other financial assets	13	33,770	–	–	–
Current tax assets	6	10,385	11,411	8,952	–
Prepayments		8,611	11,088	–	–
Total current assets		1,116,908	1,112,899	1,063,461	1,063,199
Non-current assets					
Receivables	14	17,451	24,767	1,279,066	1,221,129
Inventories	15	175,286	216,403	–	–
Foreign currency hedges – anticipated transactions	12	55,291	74,778	–	–
Other financial assets	16	–	35,343	198,058	198,261
Property, plant and equipment	17	513,541	610,243	–	–
Grape vines	18	174,298	170,474	–	–
Intangible assets	19	365,997	365,997	–	–
Deferred tax assets	6	44,605	44,624	41,647	6,133
Prepayments		595	1,170	–	–
Total non-current assets		1,347,064	1,543,799	1,518,771	1,425,523
Total assets		2,463,972	2,656,698	2,582,232	2,488,722
Current liabilities					
Payables	20	278,950	255,240	722,062	646,347
Interest-bearing liabilities	21	44,106	286,564	–	–
Current tax liabilities	6	8,420	692	–	135
Provisions	22	73,620	134,824	–	74,451
Foreign currency hedges – anticipated transactions	23	49,754	32,280	–	–
Total current liabilities		454,850	709,600	722,062	720,933
Non-current liabilities					
Payables	24	–	3,527	–	–
Interest-bearing liabilities	25	584,386	521,243	–	–
Deferred tax liabilities	6	56,924	75,197	54,275	–
Provisions	26	23,924	34,776	–	–
Foreign currency hedges – anticipated transactions	23	55,291	74,778	–	–
Total non-current liabilities		720,525	709,521	54,275	–
Total liabilities		1,175,375	1,419,121	776,337	720,933
Net assets		1,288,597	1,237,577	1,805,895	1,767,789
Equity					
Contributed equity	27	1,514,282	1,514,282	1,514,282	1,514,282
Reserves	28	7,684	2,901	–	–
Retained profits (accumulated losses)	29	(233,392)	(279,629)	291,613	253,507
Equity attributable to members of Southcorp Limited		1,288,574	1,237,554	1,805,895	1,767,789
Outside equity interests	30	23	23	–	–
Total equity		1,288,597	1,237,577	1,805,895	1,767,789

The accompanying notes form part of the financial statements.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		SOUTHCORP LIMITED	
		2004	2003	2004	2003
	Note	$'000	$'000	$'000	$'000
Cash flows from operating activities					
Cash receipts in the course of operations		1,231,005	1,455,742	423	8,365
Cash payments in the course of operations		(980,148)	(1,278,007)	(1,254)	(8,908)
Dividends received		–	–	31,411	165,478
Interest received		2,614	8,140	17,950	17,092
Interest and other borrowing costs paid		(46,722)	(56,813)	(10,549)	(13,661)
Income taxes paid		(3,233)	(32,275)	(260)	(576)
Net operating cash flows	41(a)	203,516	96,787	37,721	167,790
Cash flows from investing activities					
Payments for property, plant and equipment and grape vines		(25,890)	(75,148)	–	(57)
Proceeds from sale of property, plant and equipment		4,156	5,108	–	–
Proceeds from redemption of equity investments		–	2,994	–	–
Payments for equity accounted investments		–	(2,248)	–	–
Payments for controlled entities, net of cash acquired	41(c)	–	1,808	–	–
Proceeds from realisation of remnant assets of divested businesses		–	55,004	–	448
Payments relating to divested businesses		(5,179)	(20,887)	–	(5,246)
Net loans (to) from controlled entities		–	–	28,122	(19,655)
Other		–	54	–	(1)
Net investing cash flows		(26,913)	(33,315)	28,122	(24,511)
Cash flows from financing activities					
Proceeds from issue of shares		–	20,487	–	20,487
Dividends paid		(74,451)	(162,773)	(74,451)	(162,773)
Proceeds from deferred consideration from divested businesses		53,604	18,218	22	–
Loans advanced		–	(11,606)	–	(11,606)
Proceeds from repayments of loans		12,970	8,540	12,965	7,551
Proceeds from borrowings		544,295	508,329	–	–
Repayment of borrowings		(717,355)	(449,911)	–	–
Net financing cash flows		(180,937)	(68,716)	(61,464)	(146,341)
Net increase (decrease) in cash held		(4,334)	(5,244)	4,379	(3,062)
Cash at the beginning of year		34,028	41,047	473	3,535
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year		351	(1,775)	–	–
Cash at the end of year	41(b)	30,045	34,028	4,852	473

The accompanying notes form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are detailed below.

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Reclassification of financial information
Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year or as a result of the first time application of revised accounting standards.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, the chief entity, and its controlled entities (together the consolidated entity).

Controlled entities
Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

The controlled entities included in the consolidation are set out in Note 45. All balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities
Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of an associate's or joint venture entity's net profit or loss after tax is recognised in the consolidated statements of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation
Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions
Foreign currency transactions are translated to Australian dollars at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at the reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statements of financial performance in the periods in which the exchange rate changes, except where such differences relate to hedging specific anticipated transactions or the acquisition of qualifying assets. Exchange differences arising from transactions hedging the net investment in self-sustaining operations, or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

Translation of foreign operations
Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at an average rate for the year. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

A transaction is designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statements of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statements of financial position from the date of inception of the hedge transaction. Once recognised, the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statements of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statements of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arise on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arise on the foreign currency hedge are included in the statements of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statements of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statements of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods
Revenue from sale of goods is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes
The market value of harvested grapes net of harvesting costs is recognised as revenue in the statements of financial performance in the period in which the harvest occurs.

Grape vines net market value movements
Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statements of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets
The gross proceeds from the sale of non-current assets are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

Dividends
Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received or receivable.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Tax consolidation
Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, the Company as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax funding agreements between the Company and the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax funding agreements are recognised as a component of income tax expense.

(g) Taxation (continued)

Deferred tax balances recognised by the head entity in relation to wholly-owned entities joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, have been measured based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are also recognised in the consolidated financial statements as income tax expense or benefit. The impact on the income tax expense of these remeasurement adjustments is disclosed in Note 6.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability in the statements of financial position.

Revenues are also recognised net of the of wine equalisation tax ('WET') and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share
Basic earnings per share ('EPS') is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Joint venture entities
A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

Other entities
Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a Directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing the recoverable amount of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in Note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, certain assumptions have been made including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statements of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statements of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statements of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current year this rate was 6.5% per annum (2003: 6.3%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statements of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of year-end and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

(u) Employee benefits (continued)

Superannuation funds
The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the year they are paid or become payable.

Employee share and option plans
Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company issues shares and grants options from time to time. Costs incurred in administering these plans are expensed as incurred.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statements of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statements of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends
A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Divested businesses
These amounts relate to provisions established in respect of the divestment of previously controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts
A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other
Other provisions include restructuring costs and are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for employee benefits.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sale of goods	1,062,193	1,104,852	–	–
Net market value of own-grown grapes	78,628	57,449	–	–
Dividends received	1,583	–	31,411	165,478
Interest received or receivable	2,623	6,327	17,950	17,092
Management fees	–	–	–	6,000
	1,145,027	1,168,628	49,361	188,570
Other revenue				
Proceeds from sale of non-current assets	3,018	3,838	–	–
Proceeds from realisation of remnant assets of divested businesses	–	55,809	–	448
Other	10,592	7,510	27	79
	13,610	67,157	27	527
Total revenue from ordinary activities	1,158,637	1,235,785	49,388	189,097
3. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS				
Cost of goods sold	(646,119)	(728,051)	–	–
Administration expenses	(53,385)	(69,676)	1,875	(21,945)
Selling, marketing and distribution expenses	(216,421)	(242,998)	–	–
Vineyard operating costs	(60,742)	(55,127)	–	–
Net decrement in net market value of grape vines	(295)	(9,042)	–	–
Write-down in value of property, plant and equipment	(65,117)	(9,665)	–	–
Restructure and redundancy costs	(40,643)	(20,829)	–	–
Written down value of net assets and restructure costs of divested businesses	–	(61,153)	–	(5,590)
Write-down in value of goodwill	–	(642,562)	–	–
Write-down in value of brand names	–	(240,000)	–	–
Amortisation of goodwill	–	(36,805)	–	–
Net write-back of onerous contracts provision	8,675	8,546	–	–
Other	(2,265)	(18,352)	299	(144)
Total expenses from ordinary activities, excluding borrowing costs	(1,076,312)	(2,125,714)	2,174	(27,679)

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
4. SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
Proceeds from realisation of remnant assets of divested businesses	–	55,809	–	448
Written down value of net assets and restructure costs of divested businesses	–	(61,153)	–	(5,590)
Net profit (loss) from divested businesses	–	(5,344)	–	(5,142)
Write-down in value of property, plant and equipment to recoverable amount	(65,117)	(9,665)	–	–
Restructure and redundancy costs	(40,643)	(20,829)	–	–
Net write-back of onerous contracts provision	8,675	8,546	–	–
Write-down in value of goodwill	–	(642,562)	–	–
Write-down in value of brand names	–	(240,000)	–	–
Revision in accounting estimate for promotional and depletion allowances	–	(22,904)	–	–
Independence Wine Company loan and other asset write-offs	–	(20,522)	–	–
Write-down of employee share plan loans	–	(17,187)	–	(17,187)
Write-down of non-trading receivables	–	(7,366)	–	–
	(97,085)	(977,833)	–	(22,329)

5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Profit (loss) from ordinary activities before income tax has been arrived at after crediting (charging):

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
Interest received or receivable from:				
Controlled entities	–	–	17,870	16,973
Associated entities	–	1,067	–	–
Other persons	2,623	5,260	80	119
	2,623	6,327	17,950	17,092
Borrowing costs				
Interest paid or payable to:				
Controlled entities	–	–	(10,549)	(13,650)
Other persons	(45,065)	(51,422)	–	(11)
Lease finance charges	(11)	(35)	–	–
	(45,076)	(51,457)	(10,549)	(13,661)
Capitalised interest	16,673	17,640	–	–
Capitalised interest relieved	(14,993)	(15,300)	–	–
	(43,396)	(49,117)	(10,549)	(13,661)
Other borrowing costs	(1,909)	(1,869)	–	–
Borrowing costs capitalised	709	662	–	–
Borrowing costs relieved	(521)	(466)	–	–
Borrowing costs	(45,117)	(50,790)	(10,549)	(13,661)
Net interest income (expense) and borrowing costs	(42,494)	(44,463)	7,401	3,431

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (continued)				
Dividends received from:				
Other entities	1,583	–	–	–
Controlled entities	–	–	31,411	165,478
	1,583	–	31,411	165,478
Write-down of non-current assets:				
Land and buildings	(23,637)	(6,731)	–	–
Plant and equipment	(41,480)	(2,934)	–	–
Goodwill	–	(642,562)	–	–
Brand names	–	(240,000)	–	–
	(65,117)	(892,227)	–	–
Net profit (loss) on sale of non-current assets:				
Property, plant and equipment	549	(430)	–	–
Other	–	(183)	–	–
	549	(613)	–	–
Depreciation of property, plant and equipment:				
Buildings	(2,409)	(2,519)	–	–
Plant and equipment	(44,006)	(47,678)	–	–
	(46,415)	(50,197)	–	–
Amortisation of intangibles:				
Goodwill	–	(36,805)	–	–
Net (expense) credit from movement in provisions:				
Employee benefits	(19,170)	(15,128)	–	–
Doubtful trade debts	(1,055)	375	–	–
Doubtful loans	–	(763)	–	–
Employee share plan loans	1,875	(16,891)	1,875	(16,891)
Divested businesses	474	–	–	–
Onerous contracts	8,675	8,546	–	–
Other	(9,634)	(835)	–	–
	(18,835)	(24,696)	1,875	(16,891)
Write-down in value of wine inventory	(32,161)	(35,336)	–	–
Independence Wine Company loan written-off	–	(11,857)	–	–
Net profit (loss) from divested businesses	–	(5,344)	–	(5,142)
Share plan loans realised loss	–	(296)	–	(296)
Bad debts written off – trade debtors	(53)	(91)	–	–
Bad debts recovered	44	63	–	–
Net foreign exchange gains (losses)	5,513	(474)	–	(144)
Operating lease rental expense	(14,635)	(17,310)	–	–

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
6. INCOME TAX				
Income tax (expense) benefit				
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2003: 30%)	(11,023)	282,364	(12,304)	(44,327)
(Increase) decrease in tax expense due to:				
Imputation gross-up on dividends received	–	–	(3,886)	(21,276)
Franking credits on dividends received	–	–	13,309	70,919
Overseas tax rate differential	(6,976)	1,479	–	–
Non-assessable profits on divestment of businesses and other assets	177	1,977	–	–
Write-down of intangible assets	–	(264,891)	–	–
Write-down of property, plant and equipment	(6,655)	(3,635)	–	–
Benefit of unbooked tax losses recouped (losses not tax effected)	19,662	(4,193)	–	–
Net decrement in net market value of grape vines	(126)	(2,770)	–	–
Amortisation of intangibles	–	(11,046)	–	–
Depreciation	974	1,111	–	–
Income tax (expense) benefit related to current and deferred tax transactions of entities in the tax consolidated group	–	–	26,906	–
Compensation payable to tax consolidated group entities under tax funding agreements	–	–	(26,906)	–
Other items	(543)	(2,228)	–	22
Income tax (under) over provided in previous years	1,853	20,153	(26)	242
Income tax (expense) benefit on the profit (loss) from ordinary activities before individually significant income tax items	(2,657)	18,321	(2,907)	5,580
Adjustments to deferred tax balances on implementation of tax consolidation	12,150	–	–	–
Net deferred tax balances of tax consolidated group entities assumed on implementation of tax consolidation	–	–	(43,165)	–
Compensation received from tax consolidated group entities under tax funding agreements	–	–	43,165	–
Income tax (expense) benefit relating to profit (loss) from ordinary activities	9,493	18,321	(2,907)	5,580
Tax balances				
Current tax assets – income tax refunds	10,385	11,411	8,952	–
Deferred tax assets – future income tax benefit	44,605	44,624	41,647	6,133
Current tax liabilities – provision for current income tax	8,420	692	–	135
Deferred tax liabilities – provision for deferred income tax	56,924	75,197	54,275	–
Benefit for income tax losses incurred				
(a) Benefits recognised in the statements of financial position in respect of tax losses which have been tax effected	2,015	508	2,015	–
(b) Benefits not recognised				
Potential future income tax benefits in certain controlled entities arising from timing differences and tax losses not recognised as an asset in the statements of financial position:				
Tax losses	26,359	60,676	–	–
Timing differences	15,245	15,950	–	–
	41,604	76,626	–	–

6. INCOME TAX (continued)

The potential benefits will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant entities continue to comply with the conditions for the deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit from the deductions for the losses.

Tax consolidation

Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in Note 1(g). The impact on the income tax benefit for the year is disclosed in the tax reconciliation above.

The wholly-owned Australian entities have fully compensated Southcorp Limited for deferred tax liabilities assumed by Southcorp Limited on the date of the implementation of tax consolidation and have been fully compensated for deferred tax assets transferred to Southcorp Limited.

The entities have also entered into tax funding agreements. Under the terms of the agreements, the wholly-owned entities reimburse Southcorp Limited for any current tax payable by Southcorp Limited arising in respect of their activities.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
7. DIVIDENDS				
Interim 2003 ordinary dividend of 10 cents per share, franked to 80% was paid on 1 July 2003	–	74,451	–	74,451
Final 2002 ordinary dividend of 11 cents per share, franked to 100% was paid on 7 October 2002	–	81,418	–	81,418
	–	155,869	–	155,869
Dividend franking account				
Franking credits available for subsequent financial years based on a tax rate of 30% (2003: 30%)			(8,962)	(24,408)

The franking deficit at 30 June 2004 represents the balance of the dividend franking account at the end of the financial year adjusted for franking debits that will arise from the refund of the current tax receivable recognised at 30 June 2004.

8. EARNINGS PER SHARE ('EPS')

	NUMBER OF ORDINARY SHARES	
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**744,508,138**	743,200,930
Add: weighted average potential ordinary shares	**91,695**	–
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**744,599,833**	743,200,930
	$'000	$'000
Net profit (loss) attributable to members of Southcorp Limited used in calculating basic earnings per share and diluted earnings per share	**46,237**	(922,891)

Details relating to options are set out in Note 36.

With the exception of 1,600,000 (2003: Nil), all options granted, exercised and cancelled during the current and the prior financial year are considered to be non-dilutive and therefore are not included in the calculation of the diluted EPS as the average market price of ordinary shares used in the calculation of diluted EPS was less than the exercise prices of these options.

Since the end of the financial year, no ordinary shares (2003: Nil) have been issued due to the exercise of options granted under the various plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
9. CASH ASSETS				
Cash at bank and on hand	10,201	30,046	4,852	473
Short-term deposits	19,844	10,235	–	–
	30,045	40,281	4,852	473

Short-term deposits

The weighted average effective interest rate on the short-term deposits at 30 June 2004 was 3.6% (2003: 4.7%).

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
10. CURRENT RECEIVABLES				
Trade debtors	309,149	279,579	–	–
Provision for doubtful debts	(1,217)	(164)	–	–
	307,932	279,415	–	–
Share plan loans – employees, Specified Directors and Executives (refer to Note 14)	1,502	17,520	1,502	17,520
Provision for net market value adjustment	(650)	(7,784)	(650)	(7,784)
	852	9,736	852	9,736
Loans and other debtors relating to divested businesses (refer to Note 14)	6,775	53,901	277	299
Other debtors	22,029	25,232	–	396
Loans to other entities (refer to Note 14)	–	192	–	192
Amounts owing by joint venture entities	76	4,962	–	–
Other amounts owing by controlled entities	–	–	1,048,528	1,052,103
	337,664	373,438	1,049,657	1,062,726
11. CURRENT INVENTORIES				
Raw materials and stores				
– at cost	16,865	24,762	–	–
Work in progress				
– at cost	459,059	429,827	–	–
– at net realisable value	17,432	20,563	–	–
Finished goods				
– at cost	133,597	168,909	–	–
– at net realisable value	19,726	340	–	–
	646,679	644,401	–	–
12. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange losses relating to future anticipated transactions	9,277	1,317	–	–
Amounts receivable under foreign currency hedges relating to future anticipated transactions	40,477	30,963	–	–
	49,754	32,280	–	–

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
12. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS (continued)				
Non-current				
Deferred foreign exchange losses relating to future anticipated transactions	12,429	956	–	–
Amounts receivable under foreign currency hedges relating to future anticipated transactions	42,862	73,822	–	–
	55,291	74,778	–	–
13. OTHER FINANCIAL ASSETS				
Shares in unlisted companies – at cost	31,260	–	–	–
Joint venture entities accounted for using the equity method (refer to Note 31)	2,510	–	–	–
	33,770	–	–	–

Shares in unlisted companies – current and non-current

Shares in unlisted companies represents a USD$21,538,000 (2003: USD$21,538,000) investment in North America Packaging Corporation, Inc Series A Cumulative Preferred Stock. This investment arose from the divestment of the North American packaging business in February 2001. The preferred stock was redeemed in July 2004 at the carrying value including accrued cumulative dividends.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
14. NON-CURRENT RECEIVABLES				
Share plan loans – employees, Specified Directors and Executives	14,418	17,880	14,418	17,880
Provision for net market value adjustment	(6,822)	(9,107)	(6,822)	(9,107)
	7,596	8,773	7,596	8,773
Loans and other debtors relating to divested businesses	1,967	13,871	–	–
Loans to other entities	790	1,632	790	1,627
Other debtors	7,098	491	–	–
Tax related amounts owing by wholly-owned entities	–	–	15,880	–
Other amounts owing by controlled entities	–	–	1,254,800	1,210,729
	17,451	24,767	1,279,066	1,221,129

Share plan loans – employees, Specified Directors and Executives – current and non-current

Share plan loans includes loans to employees, Specified Directors and Executives of the consolidated entity, which are unsecured and non-interest bearing. Refer to Note 36 for details of the share plans and Note 38 for details of loans to Specified Directors and Executives.

Loans and other debtors relating to divested businesses – current and non-current

Includes interest and non-interest bearing loans for deferred consideration secured by charges over the assets of certain divested businesses. For material loans, terms of these loans range from less than 12 months to 6 years. Interest rates are fixed and the weighted average effective interest rate at 30 June 2004 was 8.0% (2003: 5.2%).

Loans to other entities – current and non-current

Includes secured fixed interest bearing loans to employees, Specified Directors and Executives. The weighted average effective interest rate on interest bearing loans at 30 June 2004 was 5.0% (2003: 5.0%). Refer to Note 38 for details of loans to Specified Directors and Executives.

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
15. NON-CURRENT INVENTORIES				
Work in progress – at cost	175,286	216,403	–	–
16. OTHER FINANCIAL ASSETS				
Shares in unlisted companies – at cost (refer to Note 13)	–	32,255	–	–
Joint venture entities accounted for using the equity method (refer to Note 31)	–	3,008	–	–
Shares in listed companies – at cost (market value $81,000)	–	80	–	–
Shares in controlled entities – at cost	–	–	198,058	198,261
	–	35,343	198,058	198,261
17. PROPERTY, PLANT AND EQUIPMENT				
Land and buildings				
At cost	246,010	245,736	–	–
Accumulated depreciation	(58,983)	(33,473)	–	–
	187,027	212,263	–	–
Plant and equipment				
At cost	685,444	688,926	–	–
Accumulated depreciation	(358,930)	(290,946)	–	–
	326,514	397,980	–	–
Total property, plant and equipment	513,541	610,243	–	–
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Land and buildings				
Carrying amount at beginning of year	212,263	239,676	–	250
Additions	1,660	13,666	–	–
Disposals	(990)	(229)	–	–
Disposals – divested businesses	–	(29,923)	–	(250)
Depreciation	(2,409)	(2,519)	–	–
Depreciation – divested businesses	–	(315)	–	–
Transfers and reclassifications	59	(54)	–	–
Write-downs	(23,637)	(6,731)	–	–
Net foreign currency differences on translation of self-sustaining operations	81	(1,308)	–	–
Carrying amount at end of year	187,027	212,263	–	–
Land and buildings – current value	277,512	260,679	–	–

Land and buildings are measured on the cost basis. The current value stated is based on an internal valuation at 30 June 2004 on the basis of market value for existing use.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
17. PROPERTY, PLANT AND EQUIPMENT (continued)				
Plant and equipment				
Carrying amount at beginning of year	397,980	408,829	–	434
Additions	20,118	53,114	–	57
Disposals	(1,479)	(3,934)	–	–
Disposals – divested businesses	–	(8,119)	–	(114)
Depreciation	(44,006)	(47,678)	–	–
Depreciation – divested businesses	–	(8)	–	(5)
Transfers and reclassifications	(4,265)	111	–	(372)
Write-downs	(41,480)	(2,934)	–	–
Net foreign currency differences on translation of self-sustaining operations	(354)	(1,401)	–	–
Carrying amount at end of year	326,514	397,980	–	–

Plant and equipment subject to finance lease

Plant and equipment includes $33,000 (2003: $572,000) of assets which are held under unsecured finance lease arrangements.

18. GRAPE VINES				
Grape vines – at net market value	174,298	170,474	–	–

The consolidated entity has 7,969 hectares (2003: 8,039) of owned land under vine and 351 hectares (2003: 351) of leased land under vine, located in Australia, France and the USA.

19. INTANGIBLE ASSETS				
Brand names – at cost	605,997	605,997	–	–
Provision for diminution in value	(240,000)	(240,000)	–	–
	365,997	365,997	–	–
20. CURRENT PAYABLES				
Trade creditors	247,020	225,995	–	–
Other creditors	31,191	28,269	652	2,205
Amount owing to joint venture entities	739	976	–	–
Tax related amounts owning to wholly-owned entities	–	–	8,853	–
Other amounts owing to controlled entities	–	–	712,557	644,142
	278,950	255,240	722,062	646,347
21. CURRENT INTEREST-BEARING LIABILITIES				
Bank overdraft – unsecured	–	6,253	–	–
Bank loans (refer to Note 42)	44,068	280,000	–	–
Lease liabilities (refer to Note 34)	38	311	–	–
	44,106	286,564	–	–

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
22. CURRENT PROVISIONS				
Employee benefits	46,081	33,224	–	–
Dividends	–	74,451	–	74,451
Divested businesses	12,544	15,549	–	–
Onerous contracts	3,342	7,130	–	–
Other	11,653	4,470	–	–
	73,620	134,824	–	74,451
23. FOREIGN CURRENCY HEDGES – ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange gains relating to future anticipated transactions	40,477	30,963	–	–
Amounts payable under foreign currency hedges relating to future anticipated transactions	9,277	1,317	–	–
	49,754	32,280	–	–
Non-current				
Deferred foreign exchange gains relating to future anticipated transactions	42,862	73,822	–	–
Amounts payable under foreign currency hedges relating to future anticipated transactions	12,429	956	–	–
	55,291	74,778	–	–
24. NON-CURRENT PAYABLES				
Other creditors	–	3,527	–	–
25. NON-CURRENT INTEREST-BEARING LIABILITIES				
Medium term notes (refer to Note 42)	450,000	450,000	–	–
Bank loans (refer to Note 42)	133,222	70,000	–	–
Other loans – unsecured	1,164	1,190	–	–
Lease liabilities (refer to Note 34)	–	53	–	–
	584,386	521,243	–	–
26. NON-CURRENT PROVISIONS				
Employee benefits	12,934	17,390	–	–
Divested businesses	6,048	6,152	–	–
Onerous contracts	4,842	10,752	–	–
Other	100	482	–	–
	23,924	34,776	–	–

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
26. NON-CURRENT PROVISIONS (continued)				
Reconciliations – current and non-current				
Reconciliations of the carrying amounts for each class of provision, except for employee benefits, are set out below:				
Dividends				
Carrying amount at beginning of year	74,451	162,716	74,451	162,716
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	–	(81,361)	–	(81,361)
Provisions made during the year:				
Final dividend 2002	–	81,418	–	81,418
Interim dividend 2003	–	74,451	–	74,451
Payments made during the year	(74,451)	(162,773)	(74,451)	(162,773)
Carrying amount at end of year	–	74,451	–	74,451
Divested businesses				
Carrying amount at beginning of year	21,701	26,439	–	–
Provisions made during the year	4,027	10,641	–	–
Payments made during the year	(5,179)	(10,436)	–	–
Reversal of unused provisions	(4,501)	(2,220)	–	–
Transfers and reclassifications	3,000	(1,058)	–	–
Net foreign currency differences on translation of self-sustaining operations	(456)	(1,665)	–	–
Carrying amount at end of year	18,592	21,701	–	–
Onerous contracts				
Carrying amount at beginning of year	17,882	–	–	–
Amount recognised on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	–	37,277	–	–
Payments made during the year	(1,023)	(10,123)	–	–
Reversal of unused provisions	(8,675)	(8,546)	–	–
Net foreign currency differences on translation of self-sustaining operations	–	(726)	–	–
Carrying amount at end of year	8,184	17,882	–	–
Other				
Carrying amount at beginning of year	4,952	13,942	–	–
Provisions made during the year	10,016	965	–	–
Payments made during the year	(2,836)	(9,825)	–	–
Reversal of unused provisions	(382)	(130)	–	–
Net foreign currency differences on translation of self-sustaining operations	3	–	–	–
Carrying amount at end of year	11,753	4,952	–	–

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
27. CONTRIBUTED EQUITY				
Share capital				
744,508,138 (2003: 744,508,138) ordinary shares fully paid	**1,514,282**	1,514,282	**1,514,282**	1,514,282

		ISSUE DATE	NUMBER OF SHARES	ISSUE PRICE	$'000
Movements in issued ordinary shares:					
Balance 1 July 2002			739,587,688		1,489,947
Exercise of options	(a)	10 Jul 02 – 9 Oct 02	970,000	$5.38	5,219
Exercise of options	(a)	30 Jul 02 – 8 Oct 02	125,000	$5.17	646
Issue of shares	(d)	16 Sep 02	710,000	$5.42	3,848
Exercise of options	(b)(c)	30 Sep 02 – 1 Nov 02	2,865,450	$4.65	13,324
Exercise of options	(a)	1 Oct 02	250,000	$5.19	1,298
Balance 30 June 2003 and 30 June 2004			**744,508,138**		**1,514,282**

(a) Exercise of options granted under the Southcorp Executive Share and Option Plan.
(b) Exercise of options granted under the Southcorp International Employee Equity Plan.
(c) Exercise of options granted under the Southcorp Employee Share Plan.
(d) Issue of shares under the Southcorp Executive Share and Option Plan.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at Shareholders' meetings.

In the event of winding up of the Company, ordinary Shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
28. RESERVES				
Asset revaluation	–	–	–	–
Foreign currency translation	7,684	2,901	–	–
Total reserves	7,684	2,901	–	–
Movements in reserves:				
Asset revaluation				
Balance at beginning of year	–	99,013	–	18,615
Transfer to retained profits (accumulated losses)	–	(99,013)	–	(18,615)
Balance at end of year	–	–	–	–
Foreign currency translation				
Balance at beginning of year	2,901	3,762	–	–
Net exchange differences on translation of financial statements of self-sustaining foreign operations	4,783	(17,026)	–	–
Net effect on initial adoption of revised AASB 1012 'Foreign Currency Translation'	–	16,165	–	–
Balance at end of year	7,684	2,901	–	–

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the net investment in foreign operations and the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
29. RETAINED PROFITS (ACCUMULATED LOSSES)				
Retained profits (accumulated losses) at beginning of year	(279,629)	664,989	253,507	156,063
Decrease on initial adoption of:				
– Revised AASB 1012 'Foreign Currency Translation'	–	(16,165)	–	–
– Revised AASB 1028 'Employee Benefits'	–	(1,019)	–	–
– AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' – onerous contracts	–	(29,048)	–	–
Total excluding transactions with owners as owners	–	(46,232)	–	–
Increase on initial adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' – dividends	–	81,361	–	81,361
Transfer from asset revaluation reserve	–	99,013	–	18,615
Net profit (loss) attributable to members of Southcorp Limited	46,237	(922,891)	38,106	153,337
Total available for appropriation	(233,392)	(123,760)	291,613	409,376
Dividends recognised during the year	–	(155,869)	–	(155,869)
Retained profits (accumulated losses) at end of year	(233,392)	(279,629)	291,613	253,507

30. OUTSIDE EQUITY INTERESTS

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
At end of year the following represents the outside equity interests in controlled entities:				
Issued capital	24	24	–	–
Retained profits (accumulated losses)	(1)	(1)	–	–
	23	23	–	–

	CONSOLIDATED	
	2004	2003
	$'000	$'000
31. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
Results of joint venture entities		
Share of loss from ordinary activities before income tax expense	(464)	(493)
Share of income tax expense relating to ordinary activities	–	–
Share of equity accounted net loss	(464)	(493)
Share of post-acquisition accumulated losses and reserves attributable to joint venture entities		
Accumulated losses		
Share of accumulated losses at beginning of year	(702)	(989)
Share of net loss equity accounted	(464)	(493)
Joint venture entity now consolidated	–	780
Share of accumulated losses at end of year	(1,166)	(702)
Foreign currency translation reserve		
Share of foreign currency translation reserves at beginning of year	(518)	(227)
Share of decrement in foreign currency translation reserves	(34)	(323)
Joint venture entities now consolidated	–	32
Share of foreign currency translation reserve at end of year	(552)	(518)
Movements in carrying amount of investments in joint venture entities		
Carrying amount of investments at beginning of year	3,008	1,576
Share of joint venture entities net loss	(464)	(493)
Additional investment in joint venture entities	–	2,248
Share of decrement in reserves	(34)	(323)
Carrying amount of investments at end of year	2,510	3,008

Share of joint venture entities contingent liabilities, lease and capital commitments

There are no material contingent liabilities, lease or capital commitments at 30 June 2004 (2003: $Nil).

		OWNERSHIP INTEREST		CONSOLIDATED INVESTMENT CARRYING AMOUNT	
		2004	2003	2004	2003
NAME	PRINCIPAL ACTIVITIES	%	%	$'000	$'000
32. DETAILS OF INVESTMENTS IN JOINT VENTURE ENTITIES					
RMRE LLC	Production and sale of wine	50	50	685	1,207
RMRE Australian Partnership	Production and sale of wine	50	50	1,825	1,801
				2,510	3,008

Subsequent to the reporting date, the joint venture partners agreed to terminate the joint ventures. Under the termination arrangements Southcorp will acquire 100% of the Talomas brand and Robert Mondavi will acquire 100% of the Kirralaa brand.

PRIMARY REPORTING – GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	THE AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
33. SEGMENT REPORTING					
2004 ($'000)					
Revenue					
Sales to external customers	425,066	267,874	369,253	–	1,062,193
Inter-segment sales	429,760	–	–	(429,760)	–
Other revenue	89,048	2,314	2,459	–	93,821
Segment revenue	943,874	270,188	371,712	(429,760)	1,156,014
Unallocated				2,623	2,623
Total revenue	943,874	270,188	371,712	(427,137)	1,158,637
Result					
EBIT pre significant items	60,515	33,023	82,785	–	176,323
Significant items	(89,637)	(1,394)	(6,054)	–	(97,085)
Earnings before interest and tax	(29,122)	31,629	76,731	–	79,238
Net interest and other borrowing costs				(42,494)	(42,494)
Profit (loss) from ordinary activities before income tax	(29,122)	31,629	76,731	(42,494)	36,744
Income tax benefit				9,493	9,493
Profit (loss) from ordinary activities after income tax	(29,122)	31,629	76,731	(33,001)	46,237
Assets					
Segment assets	1,655,545	141,583	164,497	365,997	2,327,622
Unallocated assets				136,350	136,350
Consolidated total assets	1,655,545	141,583	164,497	502,347	2,463,972
Liabilities					
Segment liabilities	(344,141)	(49,835)	(58,097)	–	(452,073)
Unallocated liabilities				(723,302)	(723,302)
Consolidated total liabilities	(344,141)	(49,835)	(58,097)	(723,302)	(1,175,375)
Other disclosures					
Acquisition of segment non-current assets	25,426	117	443	–	25,986
Depreciation and amortisation of segment assets	(45,560)	(260)	(595)	–	(46,415)
Other non-cash expenses	(101,199)	(4,802)	(1,234)	–	(107,235)
Share of net profit (loss) from joint venture entities	24	–	(488)	–	(464)
Investments in joint venture entities	1,825	–	685	–	2,510

33. SEGMENT REPORTING (continued)

PRIMARY REPORTING – GEOGRAPHIC SEGMENTS	AUSTRALASIA	UK/EUROPE	THE AMERICAS	UNALLOCATED & INTER-SEGMENT ELIMINATIONS	TOTAL
2003 ($'000)					
Revenue					
Sales to external customers	412,789	280,298	411,765	–	1,104,852
Inter-segment sales	530,129	–	–	(530,129)	–
Other revenue	64,926	2,978	893	–	68,797
Segment revenue	1,007,844	283,276	412,658	(530,129)	1,173,649
Divested businesses				55,809	55,809
Unallocated				6,327	6,327
Total revenue	1,007,844	283,276	412,658	(467,993)	1,235,785
Result					
EBITA pre significant items	27,192	(7,382)	98,079	–	117,889
Amortisation of goodwill				(36,805)	(36,805)
EBIT pre significant items	27,192	(7,382)	98,079	(36,805)	81,084
Significant items	(7,693)	(17,767)	(47,280)	(905,093)	(977,833)
Earnings before interest and tax	19,499	(25,149)	50,799	(941,898)	(896,749)
Net interest and other borrowing costs				(44,463)	(44,463)
Profit (loss) from ordinary activities before income tax	19,499	(25,149)	50,799	(986,361)	(941,212)
Income tax benefit				18,321	18,321
Profit (loss) from ordinary activities after income tax	19,499	(25,149)	50,799	(968,040)	(922,891)
Assets					
Segment assets	1,805,184	144,002	177,325	365,997	2,492,508
Unallocated assets				164,190	164,190
Consolidated total assets	1,805,184	144,002	177,325	530,187	2,656,698
Liabilities					
Segment liabilities	(385,041)	(55,395)	(63,408)	–	(503,844)
Unallocated liabilities				(915,277)	(915,277)
Consolidated total liabilities	(385,041)	(55,395)	(63,408)	(915,277)	(1,419,121)
Other disclosures					
Acquisition of segment non-current assets	71,789	1,935	111	–	73,835
Depreciation and amortisation of segment assets	(48,346)	(1,146)	(705)	(36,805)	(87,002)
Other non-cash expenses	(42,919)	(10,596)	(19,998)	–	(73,513)
Share of net profit (loss) from joint venture entities	101	–	(594)	–	(493)
Investments in joint venture entities	1,801	–	1,207	–	3,008

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. The consolidated entity operates in the wine industry and the primary segment is geographic. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally. Goodwill amortisation for the previous year of $36,805,000 has not been allocated across the segments.

Previous year unallocated significant items comprise of write-down and forgiveness of employee share plan loans, net loss on previously divested businesses and write-down in value of intangibles.

Segment assets and liabilities are based on their geographic location. Segment revenue includes sales and other revenue and is based on the geographical location of customers, except for inter-segment sales which is based on location of manufacture:

- Australasia – Viticulture, production and sale of wine.
- UK/Europe – Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- The Americas – Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
34. LEASE COMMITMENTS				
Operating leases				
Expenditure contracted but not provided for:				
Within one year	13,677	14,474	–	–
One year or later and no later than five years	22,724	23,984	–	–
Later than five years	9,233	9,115	–	–
	45,634	47,573	–	–

The consolidated entity leases property, plant and equipment under operating leases. These lease arrangements include normal commercial terms and conditions, including renewal rights, purchase options and escalation clauses where appropriate. No material restrictions, or contingent rental payments are imposed by these arrangements.

	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Finance leases				
Expenditure contracted but not provided for:				
Within one year	40	330	–	–
One year or later and no later than five years	–	54	–	–
	40	384	–	–
Less: Future lease finance charges	(2)	(20)	–	–
	38	364	–	–
Lease liabilities provided for in the financial statements:				
Current (refer to Note 21)	38	311	–	–
Non-current (refer to Note 25)	–	53	–	–
	38	364	–	–

The consolidated entity leases property, plant and equipment under finance leases. These lease arrangements include normal commercial terms and conditions, purchase options/obligations and market interest rates. No material restrictions are imposed by these arrangements.

	2004 $'000	2003 $'000	2004 $'000	2003 $'000
35. CAPITAL AND OTHER EXPENDITURE COMMITMENTS				
Capital expenditure				
Expenditure contracted but not provided for:				
Within one year	1,381	2,400	–	–
Other expenditure including service contracts				
Expenditure contracted but not provided for:				
Within one year	3,039	3,126	–	–
One year or later and no later than five years	2,212	5,251	–	–
	5,251	8,377	–	–
36. EMPLOYEE BENEFITS				
Aggregate liability for employee entitlements, including on-costs				
Current (refer to Note 22)	46,081	33,224	–	–
Non-current (refer to Note 26)	12,934	17,390	–	–
	59,015	50,614	–	–
Number of employees				
Full-time equivalents at end of year:				
Permanent	2,235	2,284	–	–
Casual	262	216	–	–
	2,497	2,500	–	–

36. EMPLOYEE BENEFITS (continued)

Superannuation funds

The consolidated entity contributes to a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or accumulation basis for employees on retirement, resignation or disablement, or to their dependants or nominated beneficiaries on death.

Contributions by the consolidated entity are as set out in the relevant trust deeds or in accordance with industrial agreements or legislation, subject to the right to reduce, suspend or terminate contributions as specified in the relevant trust deeds. Member contributions are at varying rates, depending on the underlying requirements of the trust deed or award.

The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Vested benefits are benefits that members are entitled to receive had they terminated their fund membership as at the reporting date. The liability for accrued benefits represents the fund's present obligation to pay benefits to members and is calculated by an actuary on the basis of the present value of expected future payments arising from membership of the fund.

Contributions by the consolidated entity generally vary according to the assets of the fund and actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. Independent actuarial assessments of the funds are carried out at regular intervals not exceeding 3 years.

The net market value of fund assets, accrued benefits and vested benefits of the only material fund and the aggregate of all defined benefit funds are:

	CONSOLIDATED	
	2004 $'000	2003 $'000
Plum Superannuation Fund for Southcorp Employees (a)		
Net market value of fund assets	95,021	86,634
Accrued benefits	(93,571)	(86,028)
Excess of fund assets over accrued benefits	1,450	606
Vested benefits	93,571	86,028
Aggregate totals for all funds (a)		
Net market value of fund assets	98,825	90,264
Accrued benefits	(99,260)	(93,101)
Excess (deficiency) of fund assets over accrued benefits (b)	(435)	(2,837)
Vested benefits	97,345	89,833
Employer contributions paid to the funds	12,291	14,106
Employer contributions payable to the funds	3,179	3,602

(a) The 2004 amounts are calculated as at 30 June 2004 based on reports obtained from the fund managers. The comparative amounts are as at 30 June 2003 on the same basis.

(b) Employer contributions to fund this deficiency have been provided for in the statements of financial position.

36. EMPLOYEE BENEFITS (continued)

Executive share and option plan

The Southcorp Executive Share and Option Plan was approved by Shareholders at the Company's Annual General Meeting on 24 November 1995 to offer ordinary shares and options over unissued ordinary shares.

At times determined by the Directors, the Company may offer shares or options to selected executives at the weighted average market price on the date of issue. The shares or options shall have such conditions attached as determined by the Directors, including share price or financial performance hurdles and continuity of employment with the consolidated entity. If the conditions are not met, the shares will be forfeited or the options will lapse with no benefit to the executive.

Interest free loans are provided to purchase the shares which are held by the Trustee on behalf of participating executives for a period of at least 3 years (unless employment ceases) and until specific conditions have been satisfied. Participating executives are not permitted to deal in the shares unless the restriction period has expired and all of the conditions have been met. Loans are repayable from dividend income earned by the shares acquired under the plan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating executive may direct the Trustee how the voting rights attached to the shares allocated to the executive are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration to the participating executives for a period of at least 2 years. Options will lapse if the specific conditions are not met, on or shortly after the cessation of employment of the option holder or on the expiry date of the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised and the shares issued.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out on pages 56 and 57.

Employee share plans

The Southcorp Employee Share Plan was approved by Shareholders at the Company's Annual General Meeting on 24 November 1995. Eligible Australian and New Zealand based employees have entitlements under this Plan. Eligible employees based in other countries have entitlements under the Southcorp International Employee Equity Plan which was approved by Shareholders at the Company's Annual General Meeting on 21 November 1997.

Participation under these plans is available to all permanent full-time and part-time employees of the consolidated entity who have a minimum of 6 months service. Participation is also subject to applicable securities and taxation laws in the countries in which the employee resides.

The following offers may be made to employees:

(a) An offer of fully paid shares, to be held by a trustee on behalf of employees for a minimum of not less than 3 years.

(b) An offer of options to be granted directly to the employee, which may be exercised after a minimum period to acquire fully paid shares in the Company.

(c) An offer of options to be granted to a trustee and held on behalf of employees. After a minimum period, the employee may request the trustee to exercise the options, sell the shares and remit any surplus on sale to the employee.

Offers under these plans may be made once in each calendar year, unless otherwise determined by the Directors. The maximum number of shares or options offered to any employee in each offer is 1,000.

Shares are issued at a price not less than 85% of the prevailing market price at the time of issue and an interest free loan may be offered to purchase the shares. Dividends are applied to repay the loan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating employee may direct the Trustee how the voting rights attached to the shares allocated to the employee are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration but at an exercise price not less than 85% of the prevailing market price at the time of granting the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out on pages 56 and 57.

36. EMPLOYEE BENEFITS (continued)

Summary of options over unissued ordinary shares

GRANT DATE	NOTE	EXERCISE PRICE	EXERCISE DATE ON OR AFTER	EXPIRY DATE	ON ISSUE 30 JUNE 2003	OPTIONS GRANTED	OPTIONS EXERCISED	DATE EXERCISED	FAIR VALUE PER SHARE ISSUED (e)	OPTIONS LAPSED	NUMBER OF OPTIONS AT 30 JUNE 2004 ON ISSUE	VESTED
Southcorp Executive Share and Option Plan												
30 Oct 98		$5.17	1 Jan 02	30 Sep 03	55,000	–	–	–	–	55,000	–	–
28 Jan 99		$5.19	1 Jan 02	30 Sep 03	25,000	–	–	–	–	25,000	–	–
12 Nov 99	(a)	$5.38	1 Jan 03	30 Sep 09	295,000	–	–	–	–	30,000	265,000	265,000
21 Jun 00	(a)	$4.59	1 Jul 03	30 Sep 09	75,000	–	–	–	–	–	75,000	75,000
2 Apr 01	(b)	$6.50	1 Jul 04	31 Dec 10	75,000	–	–	–	–	–	75,000	–
10 Oct 01	(d)	$7.19	1 Jan 05	30 Jun 11	685,000	–	–	–	–	30,000	655,000	–
16 Sep 02	(d)	$5.42	30 Sep 05	30 Jun 12	610,000	–	–	–	–	–	610,000	–
30 Oct 03	(d)	$2.83	30 Oct 03	30 Oct 08	–	1,000,000	–	–	–	–	1,000,000	–
30 Oct 03	(d)	$2.85	30 Oct 03	30 Oct 08	–	600,000	–	–	–	–	600,000	–
					1,820,000	1,600,000	–			140,000	3,280,000	340,000
Southcorp Employee Share Plan												
1 Nov 99		$4.65	1 Nov 02	9 Sep 03	343,100	–	–	–	–	343,100	–	–
Southcorp Managing Director Share Option Deed												
29 Oct 99	(c)	$5.47	29 Oct 02	28 Oct 04	333,334	–	–	–	–	–	333,334	333,334
2 Nov 01		$6.83	02 Nov 04	2 Feb 04	2,000,000	–	–	–	–	2,000,000	–	–
15 Oct 03	(d)	$3.36	15 Oct 03	15 Oct 08	–	2,000,000	–	–	–	–	2,000,000	–
					2,333,334	2,000,000	–			2,000,000	2,333,334	333,334
Southcorp Executive Director Share Option Deed												
15 Oct 03	(d)	$3.20	15 Oct 03	15 Oct 08	–	250,000	–	–	–	–	250,000	–

Notes to options over unissued ordinary shares

(a) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Exercising is conditional on the Company's earnings per share being equal to or greater than prescribed amounts, which to date have not been achieved.

(c) Exercising is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts and these targets have been achieved. These options are held by GJ Kraehe.

(d) Exercising is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(e) Fair value of shares issued during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the issue dates. For multiple issue dates, the weighted average market price of each issue date has been used.

36. EMPLOYEE BENEFITS (continued)

Summary of movements in the share plans

ISSUE DATE	NOTE	ISSUE PRICE	NUMBER OF SHARES AT 30 JUNE 2003	SHARES ISSUED DURING THE YEAR	FAIR VALUE PER SHARE OF SHARES ISSUED (e)	SHARES FORFEITED	SHARES DISTRIBUTED DURING THE YEAR	DATES DISTRIBUTED	FAIR VALUE PER SHARE DISTRIBUTED (d)	CLOSING BALANCE AT 30 JUNE 2004 NUMBER	CLOSING BALANCE AT 30 JUNE 2004 FAIR VALUE PER SHARE
Southcorp Executive Share and Option Plan											
19 Dec 95	(a)	$3.04	119,000	–	–	–	–	–	–	119,000	$3.14
10 Oct 01	(b)	$7.19	2,000,000	–	–	400,000	–	–	–	1,600,000	$3.14
16 Sep 02	(b)	$5.42	665,000	–	–	180,000	–	–	–	485,000	$3.14
			2,784,000	–		580,000	–			2,204,000	
Southcorp Employee Share Plan											
31 May 96	(c)	$2.68	348,650	–	–	–	43,400	10 Jul 03 – 30 Jun 04	$3.07	305,250	$3.14
26 May 97	(c)	$3.83	456,100	–	–	–	53,400	10 Jul 03 – 30 Jun 04	$3.06	402,700	$3.14
			804,750	–		–	96,800			707,950	

Notes to summary of movements in the share plans

(a) Vesting of shares is conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Vesting of shares is conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(c) The three year holding period from the date of issue elapsed in a prior period.

(d) Fair value of shares issued or distributed during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the dates. For multiple distribution dates, the weighted average market price of each distribution date has been used.

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	SOUTHCORP LIMITED 2004 $'000	SOUTHCORP LIMITED 2003 $'000
37. AUDITORS' REMUNERATION				
Audit				
Auditors of Southcorp Limited – KPMG				
– Audit and review of the financial reports	871	1,511	10	20
– Other regulatory audit services	4	28	–	–
	875	1,539	10	20
Assurance and other services				
Auditors of Southcorp Limited – KPMG				
– Taxation compliance services	127	155	–	–
– Taxation advisory services	143	183	–	–
– Other assurance services	51	507	–	–
– Other	31	61	–	–
	352	906	–	–
Total auditors' remuneration	1,227	2,445	10	20

38. DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were Directors of Southcorp Limited ('Specified Directors') during the financial year:

Non-Executive Directors

TB Finn, Chairman
RI Oatley, Deputy Chairman
DR Argus (Resigned 27 August 2003)
S Gerlach
HA Lynch
JW Murphy (Appointed 14 October 2003)
AG Oatley
EJJ Pope (Appointed 14 October 2003)
RFE Warburton (Retired 14 October 2003)

Executive Directors

JC Ballard, Managing Director and Chief Executive Officer
TP Burnet, President, Southcorp Wines, The Americas (Resigned 23 July 2004)

Executives

Together with the Executive Directors, the following persons were the Executives with the greatest authority for management of the consolidated entity ('Specified Executives') during the financial year:

Name	Position	Employer
AJ Burck (Appointed 1 September 2003)	EGM, Chief Marketing Officer	Southcorp Wines Pty Limited
MJ East	Managing Director, Australasia	Southcorp Wines Pty Limited
MM Hudson	Chief General Counsel and Company Secretary	Southcorp Limited
SJ McClintock	Chief Financial Officer	Southcorp Limited
JP Wilkinson	President, Southcorp Wines Europe	Southcorp Wines Europe Limited

Remuneration principles

The Company adopts and complies with remuneration policies that attract, retain and motivate high-calibre Directors and Executives to pursue the long-term growth and success of the Company.

The maximum fees payable by the Company to Directors in total is $1,100,000 per annum. The amount may not be increased without Shareholder approval. Executive Directors do not receive fees.

The Company has implemented a revised remuneration framework for Executives which has three components comprising fixed remuneration, short and long-term incentives. Executive remuneration and other terms of employment are reviewed by the Remuneration Committee annually.

Fixed remuneration

Fixed remuneration is the base pay reward that an Executive receives and usually consists of salary, superannuation or pension. It may also include motor vehicle and other benefits (for example wine allowance, medical insurance). An Executive's fixed remuneration is determined with reference to the scope and nature of the role and the individual's performance and experience. Data for comparable roles is used to ensure that fixed remuneration reflects market practice and regional conditions.

Short-term incentive

The short-term incentive requires Executives to achieve specific financial and individual targets and objectives. These targets and objectives are set at group, divisional and regional levels as appropriate. The mix of individual and financial objectives applying to an individual will vary depending on the region and function. Targets are set by the Remuneration Committee and reflect strategic business plans and operating targets. The targets are set using data for comparable roles, to ensure that the levels of expected incentive and performance reflect market practice and regional conditions. The primary measure of financial performance is EBITA.

For the current financial year the short-term incentive targets for the Executive Directors and Specified Executives were met in full with the exception of Mr TP Burnet where the targets were only partially achieved. The amounts of the incentives are as detailed in the table on page 59 for each Specified Director and Executive.

Long-term incentives

The Company's Executive Share and Option Plan was approved by Shareholders at the 1995 Annual General Meeting. Since then a number of shares have been issued and options granted which have been made in accordance with the rules of that plan. All issues under the plan have had share price and other financial performance thresholds that must be achieved before the award vests. The thresholds vary depending upon the date of issue and the share price at that time. Options granted to Specified Executives in the current year are detailed on page 61.

The Company intends to revise the long-term incentive strategy to further align growth in Shareholder value with executive reward.

Additional disclosures in relation to the Company's remuneration principles and policies and the activities of the Remuneration Committee are detailed in the Corporate Governance Statement.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Details of remuneration

Details of remuneration of each Specified Director and Executive are set out in the following tables:

	PRIMARY			POST-EMPLOYMENT		EQUITY	
2004	CASH SALARY AND FEES $	SHORT-TERM INCENTIVE $	NON-MONETARY BENEFITS $	SUPER-ANNUATION $	RETIREMENT BENEFITS $	VALUE OF OPTIONS AND SHARES $	TOTAL $
Specified Directors							
Non-Executive Directors							
TB Finn	250,000	–	6,407	25,625	–	–	282,032
RI Oatley	125,000	–	6,407	–	–	–	131,407
DR Argus	15,555	–	6,407	2,178	185,624	–	209,764
S Gerlach	98,000	–	6,407	11,188	–	–	115,595
HA Lynch	112,663	–	6,407	11,490	–	–	130,560
JW Murphy	72,194	–	4,447	6,498	–	–	83,139
AG Oatley	98,000	–	6,407	10,045	–	–	114,452
EJJ Pope	68,870	–	4,447	6,198	–	–	79,515
RFE Warburton	27,613	–	6,407	3,866	–	–	37,886
	867,895	–	53,743	77,088	185,624	–	1,184,350
Executive Directors							
JC Ballard	1,347,048	980,000	70,620	11,002	–	288,456	2,697,126
TP Burnet	968,133	94,340	54,595	45,518	–	126,271	1,288,857
Total	**3,183,076**	**1,074,340**	**178,958**	**133,608**	**185,624**	**414,727**	**5,170,333**
Specified Executives							
AJ Burck	323,600	133,333	45,429	–	–	118,791	621,153
MJ East (a)	350,165	210,866	33,983	27,189	–	69,712	691,915
MM Hudson (a)	481,365	190,000	70,383	95,000	–	86,138	922,886
SJ McClintock	603,906	325,000	8,127	36,754	–	201,825	1,175,612
JP Wilkinson (a)	283,890	300,000	421,388	40,800	–	44,153	1,090,231
Total	**2,042,926**	**1,159,199**	**579,310**	**199,743**	**–**	**520,619**	**4,501,797**

(a) Value of options and shares for these Specified Executives is the pro-rata amount attributable to the current financial year of shares issued under the Southcorp Executive Share and Option Plan in prior years.

Total remuneration of Specified Directors and Executives for the year ended 30 June 2003 and information for individuals is not shown as this is the first financial report since the issue of AASB 1046 'Director and Executive Disclosures by Disclosing Entities'.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Service agreements

Remuneration and other terms of employment for Executive Directors and Specified Executives are formalised in service agreements. Details of remuneration disclosed on page 59 are consistent with the terms of the agreements. All agreements require remuneration to be reviewed annually. Termination benefits disclosed below do not apply in cases of misconduct or other specified circumstances.

JC Ballard

(i) Term of agreement – no specified term.

(ii) Mr Ballard's employment may be terminated:

- by the Company if he is prevented by illness or injury from performing his duties for a continuous period of 6 months;
- by Mr Ballard if the Company breaches its obligations under his agreement or if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr Ballard is entitled to 12 months fixed remuneration and non-monetary benefits plus a pro-rata entitlement to any short-term incentive where the hurdles for achievement are met.

TP Burnet

(i) On 23 July 2004, Mr TP Burnet resigned as a Director and President, Southcorp Wines, The Americas. The Company has agreed to continue to pay Mr Burnet's base salary and certain benefits until the earlier of 30 June 2005 or the date he commences new full-time employment. In the event of Mr Burnet's base salary with his new employer is less than 75% of the base paid by Southcorp, the Company has agreed to make up the difference until 30 June 2005. The maximum amount payable under these arrangements will be USD$650,000.

AJ Burck

(i) Term of agreement – 2 years commencing 1 September 2003. The Company has an option to extend the term for a further two 1-year periods.

(ii) Remuneration includes expatriate benefits, including the cost of repatriating Mr Burck at the end of his appointment.

(iii) If the option to extend the term is not exercised by the Company, payment of 12 months total remuneration as defined in the agreement (fixed remuneration plus allowances) is required.

(iv) Mr Burck's employment may be terminated:

- by the Company at any time;
- by Mr Burck if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr Burck is entitled to total remuneration as defined in his employment agreement (fixed remuneration plus allowances) for the greater of the remaining period of his contract or 12 months.

MJ East

(i) Term of agreement – no specified term.

(ii) Mr East's employment may be terminated with 3 months notice or payment of 3 months total remuneration (fixed remuneration and non-monetary benefits) plus a pro-rata entitlement to any short-term incentive where the hurdles for achievement are met.

MM Hudson

(i) Term of agreement – no specified term.

(ii) Mr Hudson's employment may be terminated with 3 months notice or payment of 3 months total remuneration (fixed remuneration and non-monetary benefits) plus a pro-rata entitlement to any short-term incentive where the hurdles for achievement are met.

SJ McClintock

(i) Term of agreement – no specified term.

(ii) Mr McClintock's employment may be terminated:

- by the Company if he is prevented by illness or injury from performing his duties for a continuous period of 6 months;
- by Mr McClintock if the Company breaches its obligations under his agreement or if there is a downgrading of his position, responsibilities, functions or status in the Company that is materially inconsistent with his present position.

In each of the above cases, Mr McClintock is entitled to 12 months fixed remuneration and non-monetary benefits plus a pro-rata entitlement to any short-term incentive where the hurdles for achievement are met.

JP Wilkinson

(i) Term of agreement – no specified term.

(ii) Remuneration includes expatriate benefits, including the cost of repatriating Mr Wilkinson at the end of his appointment.

(iii) Mr Wilkinson's employment may be terminated by either he or the Company giving the other 3 months notice. If notice is given by the Company, Mr Wilkinson is entitled to 12 months total remuneration (fixed remuneration and non-monetary benefits).

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Options provided as remuneration

Details of options over ordinary shares provided as remuneration to Specified Directors and Executives during the year ended 30 June 2004 are set out below. When exercisable, each option is convertible into one ordinary share of Southcorp Limited. Further information on options is set out in Note 36.

	GRANT DATE	OPTIONS GRANTED	EXERCISE PRICE	EXERCISE DATE ON OR AFTER	EXPIRY DATE	VALUE PER OPTION AT GRANT DATE	OPTIONS VESTED
Executive Directors							
JC Ballard	15 Oct 03	2,000,000	$3.36	15 Oct 05	15 Oct 08	$0.41	–
TP Burnet	15 Oct 03	250,000	$3.20	15 Oct 06	15 Oct 08	$0.63	–
Specified Executives							
AJ Burck	30 Oct 03	600,000	$2.85	30 Oct 05	30 Oct 08	$0.59	–
SJ McClintock	30 Oct 03	1,000,000	$2.83	30 Oct 05	30 Oct 08	$0.60	–

Mr JC Ballard holds 2,000,000 options granted on 15 October 2003, as approved by Shareholders at the Annual General Meeting held on 14 October 2003. The options will be exercisable at $3.36 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 20 March 2003, the date of Mr Ballard's appointment.

The options will be exercisable on or after 15 October 2005 if the Company's share price increases to pre-determined amounts (666,000 at $5.05; 666,000 at $6.73 and 668,000 at $8.41) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 15 October 2008 or earlier if employment ceases.

Mr TP Burnet's options have lapsed following his resignation on 23 July 2004.

Mr AJ Burck holds 600,000 options granted on 30 October 2003, as approved by the Directors of the Company. The options will be exercisable at $2.85 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 7 August 2003, the date of the Company's offer of employment to Mr Burck.

The options will be exercisable on or after 30 October 2005 if the Company's share price increases to pre-determined amounts (200,000 at $4.27; 200,000 at $5.70 and 200,000 at $7.12) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 30 October 2008 or earlier if employment ceases.

Mr SJ McClintock holds 1,000,000 options granted on 30 October 2003, as approved by the Directors of the Company. The options will be exercisable at $2.83 per share, which was the weighted average price of the Company's shares on the Australian Stock Exchange over the five trading days before 17 June 2003, the date of the Company's offer of employment to Mr McClintock.

The options will be exercisable on or after 30 October 2005 if the Company's share price increases to pre-determined amounts (333,000 at $4.24; 333,000 at $5.67 and 334,000 at $7.09) for defined periods. The options will lapse if the share price targets are not achieved prior to the expiry date of the options on 30 October 2008 or earlier if employment ceases.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Option holdings

Details of the numbers of options over ordinary shares in the Company held by each Specified Director and Executive are set out below.

	BALANCE 1 JULY 2003	GRANTED AS REMUNERATION	OPTIONS EXERCISED	NET OTHER CHANGES	BALANCE 30 JUNE 2004	VESTED AND EXERCISABLE AT 30 JUNE 2004
Executive Directors						
JC Ballard	–	2,000,000	–	–	2,000,000	–
TP Burnet (a)	250,000	250,000	–	–	500,000	–
Specified Executives						
AJ Burck	–	600,000	–	–	600,000	–
SJ McClintock	–	1,000,000	–	–	1,000,000	–

(a) Mr TP Burnet's options have lapsed following his resignation on 23 July 2004.

Shareholdings in the Company

Details of the numbers of shares held by each Specified Director and Executive, including their personally-related entities, are set out below.

	BALANCE 1 JULY 2003	RECEIVED AS REMUNERATION	RECEIVED ON EXERCISE OF OPTIONS	NET OTHER CHANGES	BALANCE 30 JUNE 2004
Non-Executive Directors					
TB Finn	23,960	–	–	–	23,960
RI Oatley	141,149,024	–	–	–	141,149,024
DR Argus	83,000	–	–	(a)	n/a
S Gerlach	33,729	–	–	10,000	43,729
HA Lynch	20,317	–	–	–	20,317
JW Murphy	–	–	–	–	–
AG Oatley	141,149,024	–	–	–	141,149,024
EJJ Pope	–	–	–	5,000	5,000
RFE Warburton	16,613	–	–	(b)	n/a
Executive Directors					
JC Ballard	20,000	–	–	230,000	250,000
TP Burnet	–	–	–	–	–
Specified Executives					
AJ Burck	–	–	–	10,000	10,000
MJ East (c)	100,000	–	–	–	100,000
MJ East	1,650	–	–	–	1,650
MM Hudson (c)	100,000	–	–	–	100,000
MM Hudson	9,000	–	–	–	9,000
SJ McClintock	2,221	–	–	5,279	7,500
JP Wilkinson (c)	50,000	–	–	–	50,000

(a) DR Argus resigned on 27 August 2003 and details after this date are not required.
(b) RFE Warburton retired on 14 October 2003 and details after this date are not required.
(c) The above shares were issued under the terms of the Southcorp Executive Share and Option Plan as set out in Note 36.

38. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Loans to Specified Directors and Executives

Details of loans to Specified Directors and Executives are set out below.

	BALANCE 1 JULY 2003 $	ADVANCES $	REPAYMENTS $	INTEREST CHARGED $	BALANCE 30 JUNE 2004 $	HIGHEST BALANCE DURING THE YEAR $
Executive Directors – other loans						
TP Burnet	185,703	–	(185,703)	–	–	185,703
Specified Executives – share loans						
MJ East	542,000	–	(6,916)	–	535,084	542,000
MM Hudson	702,814	–	(6,916)	–	695,898	702,814
JP Wilkinson	351,407	–	(3,458)	–	347,949	351,407
Specified Executives – other loans						
MM Hudson	790,000	–	(39,500)	39,500	790,000	790,000
	2,571,924	–	(242,493)	39,500	2,368,931	2,571,924

Share loans are interest free and have been provided by the Company to purchase shares issued under the Southcorp Executive Share and Option Plan as detailed in Note 36.

Share plan loans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

Other loans are secured and are repayable on termination of the Executive. Interest is repayable monthly at the rate of 5% per annum.

Other transactions with Specified Directors and Executives

The consolidated entity has leased, on normal commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest. The amount recognised as an expense during the year was $330,792.

The consolidated entity purchased grape supplies on normal commercial terms from Woodbrook Vineyard Pty Ltd and is party to a Water Users' Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr AG Oatley is a Director and in which he has a beneficial interest. The amount recognised and included in non-current inventories was $302,198.

Cattle owned by Reline Investments Pty Ltd are grazed from time to time at normal commercial agistment rates on land owned by the consolidated entity. Reline Investments is a company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest. The amount recognised as revenue during the year was $60,000.

The Hamilton Island Limited group of companies is a customer of Southcorp Wines Pty Limited, a wholly-owned subsidiary of Southcorp Limited. Sales to these companies are on normal commercial terms. Hamilton Island Limited and its subsidiary companies are companies of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest.

The consolidated entity made use of an aircraft owned by Balmoral Air Pty Ltd and reimburses all operating costs associated with that use. Balmoral Air Pty Ltd is a company of which Mr RI Oatley and Mr AG Oatley are Directors and in which they have a beneficial interest. The amount recognised as an expense during the year was $32,889.

The Company has entered into standard form deeds of indemnity with all Specified Directors and Mr MM Hudson against all liabilities which they may incur in the performance of their duties as Directors and Executives of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith.

In addition, Specified Directors and Mr MM Hudson are indemnified, pursuant to the Constitution of the Company, against personal liability arising from their respective positions within the Company and its related bodies corporate.

39. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Details of contingent liabilities and contingent assets are summarised below.

Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Contingent liabilities				
Guarantees given by the Company in respect of amounts borrowed by certain controlled entities	–	–	627,290	800,000

Under the terms of the Deed of Cross Guarantee, described in Note 40, the Company has guaranteed the repayment of all current and future creditors in the event any of the entities party to the Deed are wound up. No material losses are expected.

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected. Disclosure of any further information about the matters would be prejudicial to the interests of the Company.

Contingent assets

A contingent asset exists relating to potential compensation receivable from a supplier to a previously divested business. This matter is currently subject to legal action and disclosure of the potential financial effect would be prejudicial to the interests of the Company.

40. DEED OF CROSS GUARANTEE

Southcorp Limited and the controlled entities identified in Note 45 have entered into an approved Deed of Cross Guarantee in order to obtain relief from the requirement to prepare audited financial statements, granted to wholly-owned Australian controlled entities pursuant to the Australian Securities and Investments Commission Class Order 98/1418 (as amended) dated 13 August 1998.

SWC986 Pty Ltd has been released from its obligations under the Deed by executing a Revocation Deed during the year.

The effect of the Deed is that Southcorp Limited and its controlled entities referred to above, guarantee payments to creditors in the event of the winding up of any of the controlled entities covered by the Class Order under certain provisions of the Corporations Act 2001.

A summarised consolidated statement of financial performance and retained profits (accumulated losses) and a consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed ('Cross guaranteeing entities'), after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2004 are set out below.

	CROSS GUARANTEEING ENTITIES	
	2004	2003
	$'000	$'000
Summarised statement of financial performance and retained profits (accumulated losses)		
Profit (loss) from ordinary activities before income tax	(54,427)	(880,655)
Income tax benefit relating to ordinary activities	23,159	10,260
Net profit (loss)	(31,268)	(870,395)
Retained profits at beginning of year	28,224	894,136
Net increase (decrease) in retained profits on initial adoption of:		
– Revised AASB 1028 'Employee Benefits'	–	(822)
– AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	–	62,161
Total available for appropriation	(3,044)	85,080
Dividends provided or paid	–	(155,869)
Transfer from asset revaluation reserve	–	99,013
Retained profits (accumulated losses) at end of year	(3,044)	28,224

40. DEED OF CROSS GUARANTEE (continued)

	CROSS GUARANTEEING ENTITIES	
	2004	2003
	$'000	$'000
Statement of financial position		
Current assets		
Cash assets	16,776	15,951
Receivables	184,137	328,310
Inventories	602,310	596,804
Foreign currency hedges – anticipated transactions	49,754	32,280
Other financial assets	1,700	–
Current tax assets	9,997	73
Prepayments	1,644	1,620
Total current assets	866,318	975,038
Non-current assets		
Receivables	10,212	17,123
Inventories	175,286	216,402
Foreign currency hedges – anticipated transactions	55,291	74,778
Other financial assets	373,377	375,724
Property, plant and equipment	496,518	592,528
Grape vines	172,783	169,091
Intangible assets	365,997	365,997
Deferred tax assets	41,646	37,838
Prepayments	595	785
Total non-current assets	1,691,705	1,850,266
Total assets	2,558,023	2,825,304
Current liabilities		
Payables	177,769	153,142
Interest-bearing liabilities	44,106	280,296
Current tax liabilities	–	–
Provisions	74,209	124,481
Foreign currency hedges – anticipated transactions	49,754	32,280
Total current liabilities	345,838	590,199
Non-current liabilities		
Payables	–	3,000
Interest-bearing liabilities	583,289	520,104
Deferred tax liabilities	54,425	72,597
Provisions	7,942	22,120
Foreign currency hedges – anticipated transactions	55,291	74,778
Total non-current liabilities	700,947	692,599
Total liabilities	1,046,785	1,282,798
Net assets	1,511,238	1,542,506
Equity		
Contributed equity	1,514,282	1,514,282
Retained profits (accumulated losses)	(3,044)	28,224
Total equity	1,511,238	1,542,506

41. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of net profit (loss) attributable to members of Southcorp Limited to net cash provided by operating activities

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Net profit (loss) attributable to members of Southcorp Limited	46,237	(922,891)	38,106	153,337
Add (less) items classified as investing/financing activities:				
Net (profit) loss on sale of non-current assets	(549)	613	–	–
Net (profit) loss from previously divested businesses	–	5,344	–	5,142
Add (less) non-cash items:				
Depreciation and amortisation	46,415	87,002	–	–
Write-down in value of goodwill	–	642,562	–	–
Write-down in value of brand names	–	240,000	–	–
Write-down in value of property, plant and equipment	65,117	9,665	–	–
Write-down in value of wine inventory	32,161	35,336	–	–
Independence Wine Company loan written-off	–	11,857	–	–
Share plan loans realised loss	–	296	–	296
Amounts set aside to (from) provisions	18,835	24,696	(1,875)	16,891
Share of net loss of joint venture entities	464	493	–	–
Net market value of own-grown grapes	(78,628)	(57,449)	–	–
Net decrement in net market value of grape vines	295	9,042	–	–
Bad trade debts written-off not previously provided for	53	91	–	–
(Increase) decrease in income tax receivable	1,026	(11,411)	–	–
Increase (decrease) in income tax payable	7,337	(42,403)	(1,016)	(1,781)
(Increase) decrease in future income tax benefit	24	(1,242)	3,663	(4,374)
Increase (decrease) in deferred income tax	(18,334)	1,764	–	(1)
Net cash provided by operating activities before change in assets and liabilities	120,453	33,365	38,878	169,510
(Increase) decrease in trade and other debtors	(25,962)	175,176	396	1,398
(Increase) decrease in amount owing by joint venture entities	4,615	(2,038)	–	–
(Increase) decrease in inventories	90,700	22,090	–	–
(Increase) decrease in prepayments	2,990	5,428	–	36
Increase (decrease) in trade and other creditors	25,105	(101,987)	(1,553)	(3,154)
Increase (decrease) in provisions	(14,385)	(35,247)	–	–
Net operating cash flows	203,516	96,787	37,721	167,790

	CONSOLIDATED		SOUTHCORP LIMITED	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000

41. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(b) Reconciliation of cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand and short-term deposits, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

Cash assets	30,045	40,281	4,852	473
Bank overdrafts	–	(6,253)	–	–
	30,045	34,028	4,852	473

(c) Acquisition of controlled entities

On 14 February 2003, the consolidated entity acquired the remaining 50% of the shares of The Independence Wine Company, LLC.

Fair value of net assets acquired:

Cash assets	–	1,808	–	–
Receivables	–	428	–	–
Inventories	–	4,303	–	–
Payables	–	(119)	–	–
Loan payable to an associated entity	–	(6,420)	–	–
Total consideration	–	–	–	–
Net cash balances acquired	–	1,808	–	–
Total inflow (outflow) of cash	–	1,808	–	–

The operating results have been included in the consolidated profit (loss) from ordinary activities from date of acquisition.

The entity was previously involved in the production and sale of wine and its operations are now being wound up.

(d) Non-cash financing activities

During the financial year Nil (2003: 710,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $Nil (2003: $3,848,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

	CURRENCY	FACILITIES AVAILABLE		FACILITIES UTILISED		FACILITIES UNUTILISED	
		2004	2003	2004	2003	2004	2003
		$'000	$'000	$'000	$'000	$'000	$'000
42. FINANCING ARRANGEMENTS							
Committed							
Bank overdraft	AUD	3,000	3,000	–	–	3,000	3,000
Bank syndicated	AUD/USD/GBP	–	255,000	–	255,000	–	–
Bank bilateral	Multi	645,000	565,000	177,290	95,000	467,710	470,000
Medium term notes	AUD	450,000	450,000	450,000	450,000	–	–
		1,098,000	1,273,000	627,290	800,000	470,710	473,000

The bank bilateral facilities are secured by negative pledge and are guaranteed by the Company under several Deeds of Support (all on identical terms) which contain covenants by the Company in favour of the banks. The principal covenants are:

(i) Total liabilities of the consolidated entity must not exceed 70% of the total tangible assets. For this purpose, total tangible assets includes certain intangible assets.

(ii) Earnings before interest and tax must cover net interest expense by at least 1.5 times. For this purpose, earnings before interest and tax excludes abnormal items (or an equivalent term).

(iii) The net worth of the consolidated entity, as measured by the consolidated equity attributable to members of Southcorp Limited, must not fall below $750 million.

Bank overdrafts are repayable on demand and are subject to annual reviews. Interest on bank overdrafts is charged at prevailing market rates.

The bank syndicated facility was terminated on 5 October 2003. (At 30 June 2003 $255 million had been utilised, which was bearing interest at a weighted average effective interest rate of 5.0% per annum.)

Bank bilateral facilities have varying maturity dates ranging from May 2005 to May 2007 and bear interest at rates dependent upon the currency and country in which the facility is drawn upon. At 30 June 2004, the equivalent of $177.3 million (2003: $95 million) has been utilised, which was bearing interest at a weighted average effective interest rate of 4.8% per annum (2003: 5.1%). On 5 October 2003, the bank bilateral facilities available increased from $565 million to $645 million.

Subsequent to reporting date, $150 million of bank bilateral facilities were cancelled at the instigation of the Company, being excess to the Company's requirements.

The consolidated entity is notionally able to issue notes to an aggregate face value of $750 million under its domestic medium term note program. The Company's current long-term credit rating however effectively precludes any further note issues under the program. At 30 June 2004 the Company had issued the following notes:

MATURITY DATE	DESCRIPTION	$'000	COMMENTS
August 2006	7% fixed rate notes	125,000	Swapped to floating interest rates
December 2006	Floating rate notes	100,000	Effective interest rate 6.0% (2003: 5.1%)
April 2009	Floating rate notes	75,000	Effective interest rate 6.5% (2003: 5.8%)
March 2010	8.25% fixed rate notes	100,000	Swapped to floating interest rates
August 2010	Floating rate notes	50,000	Effective interest rate 6.5% (2003: 5.8%)
		450,000	

The medium term notes are secured by negative pledge and are guaranteed by the Company. Covenants which apply to the medium term note program are similar to those outlined above for the bank bilateral facilities.

The consolidated entity has swapped $430 million (2003: $460 million) of floating interest rate liabilities to fixed interest rates at an effective weighted average interest rate of 5.9% (2003: 5.9%).

The consolidated entity is notionally able to issue commercial paper to an aggregate face value of $700 million under its commercial paper program. The Company's current short-term credit rating however effectively precludes any issues under the program. All commercial paper issued is guaranteed by the Company. At 30 June 2004 no commercial paper was on issue (2003: $Nil).

43. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk

The consolidated entity enters into interest rate swap and options contracts to manage funding costs and protect it from adverse interest rate movements. Interest rate swaps and options allow the consolidated entity to raise borrowings at floating interest rates and swap them into longer term fixed rates, or raise borrowings at fixed rates and swap them into floating rates.

At 30 June 2004 there are fixed rate swaps with rates between 5.1% and 6.8% (2003: 5.1% and 6.8%), and floating rate swaps converting the 8.25% fixed rate bond (2003: 8.25%) and 7.0% fixed rate bonds (2003: 7.0%) to floating interest rates. The net unrecognised gain on interest rate swaps at 30 June 2004 was $5,557,000 (2003: $6,106,000).

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	WEIGHTED AVERAGE INTEREST RATE	FLOATING INTEREST RATE $'000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $'000	1 TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
2004							
Financial assets							
Cash and deposits	3.6%	33,419	–	–	–	(3,374)	30,045
Receivables	7.7%	–	4,594	2,125	306	348,090	355,115
Other financial assets	–	–	–	–	–	33,770	33,770
		33,419	4,594	2,125	306	378,486	418,930
Financial liabilities							
Payables	6.5%	–	566	–	–	278,384	278,950
Bank loans	5.9%	177,290	–	–	–	–	177,290
Medium term notes	5.9%	225,000	–	125,000	100,000	–	450,000
Other liabilities	5.9%	47	38	–	–	1,117	1,202
		402,337	604	125,000	100,000	279,501	907,442
Interest rate swaps *		(205,000)	150,000	155,000	(100,000)	–	–
		197,337	150,604	280,000	–	279,501	907,442
2003							
Financial assets							
Cash and deposits	3.3%	36,943	–	–	–	3,338	40,281
Receivables	5.2%	44,500	1,425	7,059	678	344,543	398,205
Other financial assets	–	–	–	–	–	35,343	35,343
		81,443	1,425	7,059	678	383,224	473,829
Financial liabilities							
Payables	6.5%	–	566	–	–	258,201	258,767
Bank overdraft	–	–	–	–	–	6,253	6,253
Bank loans	5.9%	350,000	–	–	–	–	350,000
Medium term notes	5.6%	225,000	–	125,000	100,000	–	450,000
Other liabilities	6.4%	–	311	126	–	1,117	1,554
		575,000	877	125,126	100,000	265,571	1,066,574
Interest rate swaps *		(235,000)	100,000	235,000	(100,000)	–	–
		340,000	100,877	360,126	–	265,571	1,066,574

Bank overdraft represents unpresented cheques.

* Notional principal balances.

43. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts and options to hedge certain anticipated purchases and sales of goods and services denominated in foreign currencies to protect the entity from adverse foreign exchange movements. The hedges are designated to specific transactions or transactions entered into after a nominated date.

The amounts receivable and payable under these foreign currency contracts at 30 June 2004, and the settlement periods of these contracts for the consolidated entity are as follows:

		2004			2003	
	USD $'000	GBP $'000	OTHER $'000	USD $'000	GBP $'000	OTHER $'000
Sell						
1 year or less	228,795	105,413	45,737	96,558	185,089	30,140
Over 1 year but less than 2 years	195,927	106,789	29,226	161,790	162,157	31,829
Over 2 years but less than 5 years	192,904	122,369	20,146	117,730	78,120	30,279

The deferred costs and exchange gains and losses on hedges of anticipated transactions recognised in foreign currency hedges – anticipated transactions assets and liabilities at 30 June 2004 was a net gain of $61,633,000 (2003: net gain of $102,512,000).

Recognised gains and losses have been calculated by reference to foreign exchange rates applicable at 30 June 2004. The actual incidence of gains or losses, and their magnitude, will be dependent on the actual rates at the time of maturity of the contracts and will be reflected in the amounts earned from sales in foreign currencies or the cost of purchases in foreign currencies, as applicable.

(c) Credit risk

Credit risk represents the loss that would be recognised if a counterparty fails to perform as contracted.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity undertakes interest rate and foreign currency risk transactions with major Australian and international banks.

Credit risk on financial assets of the consolidated entity which have been recognised on the statements of financial position is represented by the carrying amount net of any provision for doubtful debts. As at 30 June 2004, of the consolidated entity's trade debtors, 35% (2003: 35%) was owed by customers located in the UK/Europe segment and 37% (2003: 40%) was owed by customers located in The Americas. The consolidated entity is not materially exposed to any individual customer.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed at Note 43(b) above.

The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the consolidated entity. The accrued amount due to the consolidated entity at 30 June 2004 amounted to $743,000 (2003: $2,023,000).

(d) Net fair values of financial instruments

Cash and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying amounts at net fair value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists, or by discounting the expected future cash flows by the current interest rate for assets and liabilities with similar risk profiles.

The consolidated entity's financial assets and liabilities included in current assets and liabilities on the statements of financial position are carried at amounts that approximate net fair value. The carrying amount of all other assets and liabilities do not differ materially from net fair value.

The valuation of unrecognised financial instruments reflects the estimated amounts which the consolidated entity would expect to pay or receive to terminate the contracts (net of transaction costs) at their current market value at 30 June 2004. This is based on independent market quotations and determined using standard valuation techniques.

The net fair value with respect to unrecognised financial instruments held at 30 June 2004 is disclosed in Note 43(a).

44. RELATED PARTIES

Specified Directors and Executives

Disclosures relating to Specified Directors and Executives are set out in Note 38.

Wholly-owned group

The wholly-owned group consists of Southcorp Limited and its controlled entities. Ownerships interests in these controlled entities are set out in Note 45.

Transactions between Southcorp Limited and its controlled entities during the years ended 30 June 2004 and 2003 consisted of:

(a) Management fees received from controlled entities as disclosed in Note 2.
(b) Dividends and interest received from controlled entities as disclosed in Note 5.
(c) Interest paid to controlled entities as disclosed in Note 5.
(d) Amounts owing by controlled entities as disclosed in Note 10 and 14.
(e) Amounts owing to controlled entities as disclosed in Note 20.

Associates and joint venture entities

Transactions with associated and joint venture entities occur on terms and conditions no more favourable than those available to other customers, suppliers, employee or Shareholders and consisted of:

(a) Interest received from associated entities as disclosed in Note 5.
(b) Amounts owing by joint venture entities as disclosed in Note 10.
(c) Amounts owing to joint venture entities as disclosed in Note 20.
(d) Details of investments in joint venture entities as disclosed in Note 32.

45. CONTROLLED ENTITIES

		COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2004 %	OWNERSHIP INTEREST 2003 %
Chief entity				
Southcorp Limited	(a)	Australia		
Controlled entities				
Interbev Pty Ltd	(a)	Australia	100	100
Clayton Victoria Holdings Pty Ltd	(a)	Australia	100	100
Meadowbank Properties Pty Ltd	(a)	Australia	100	100
SCA075G Pty Ltd	(a)	Australia	100	100
SCA059G Ltd	(a)	Australia	100	100
Majorca Pty Ltd	(a)	Australia	100	100
Southcorp Australia Pty Ltd	(a)	Australia	100	100
SCA246D Pty Ltd	(a)	Australia	100	100
SCA395D Pty Ltd	(a)	Australia	100	100
SCP680 Ltd	(a)	Australia	100	100
Morris White Pty Ltd	(a)	Australia	100	100
Morris White Australia Pty Ltd	(a)(h)	Australia	100	100
Southcorp Manufacturing Pty Ltd	(a)	Australia	100	100
Southcorp Whitegoods Pty Ltd	(a)(i)	Australia	100	100
Southcorp NZ Pty Ltd	(a)	Australia	100	100
Southcorp Wines NZ Ltd		New Zealand	100	100
Southcorp NZ Superannuation Fund Ltd	(e)	New Zealand	–	100
Conform New Zealand Ltd	(e)	New Zealand	–	100
SANZ Ltd	(e)	New Zealand	–	100
HNZ Ltd	(e)	New Zealand	–	100
Southcorp Water Heaters NZ Ltd	(e)	New Zealand	–	100
Southcorp Beverage Packaging NZ Ltd	(e)	New Zealand	–	100

		COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2004 %	OWNERSHIP INTEREST 2003 %
45. CONTROLLED ENTITIES (continued)				
Southcorp International Investments Pty Ltd	(a)	Australia	100	100
Southcorp Asia Investments Pty Ltd	(a)	Australia	100	100
REI Executive Services, Inc		USA	100	100
North America Packaging Ltd	(e)	Canada	–	100
Southcorp Wines Canada, Inc		Canada	100	100
Southcorp Investments Canada Ltd	(e)	Canada	–	100
Southcorp Finance Europe Ltd		UK	100	100
Southcorp Wines Europe Ltd		UK	100	100
Southcorp Importers Ltd	(e)	UK	–	100
James Herrick Wines Ltd		UK	100	100
Southcorp European Investments	(e)	UK	–	100
Southcorp Investments France SAS		France	100	100
Penval Wines SAS		France	100	100
SCA du Domaine de la Motte		France	100	100
SCA des Garrigues de Truilhas		France	100	100
Vignobles James Herrick SARL		France	100	100
SC Domaine de la Boulandiere		France	100	100
RAUST International Investments BV		Netherlands	100	100
RAL European Holdings Ltd		UK	100	100
Neyog UK Ltd		UK	100	100
Southcorp XUK Ltd	(a)(b)	UK	100	100
Southcorp USA Holdings, Inc		USA	100	100
Southcorp Finance USA, Inc		USA	100	100
North America Packaging (Pacific Rim) Corporation		USA	100	100
PWG Vintners USA, Inc		USA	100	100
The Independence Wine Company, LLC	(e)	USA	–	100
Rosemount Ventures, Inc		USA	100	100
Southcorp Wine Estates, LLC		USA	100	100
Southcorp Investments Pty Ltd	(a)	Australia	100	100
SCP518 Ltd	(a)	Australia	100	100
SCP197 Pty Ltd	(a)	Australia	100	100
SCP825 Pty Ltd	(a)(d)	Australia	100	100
SCP919 Pty Ltd	(a)(d)	Australia	100	100
SCP625 Pty Ltd	(a)	Australia	100	100
Selion Pty Ltd	(a)	Australia	100	100
Ieiro Pty Ltd	(a)	Australia	100	100
Rosemount Ventures Australia Pty Ltd	(a)	Australia	100	100
Southcorp Wines Pty Ltd	(a)	Australia	100	100
Barossa Vineyards Ltd	(a)	Australia	100	100
Coldstream Australasia Ltd	(a)	Australia	100	100
Cuppa Cup Vineyards Pty Ltd	(a)	Australia	100	100
Global Vineyards BV		Netherlands	100	100
Devil's Lair Pty Ltd	(a)	Australia	100	100
Kaiser Stuhl Wines Pty Ltd	(a)	Australia	100	100
Killawarra Vintage Wines Pty Ltd	(a)	Australia	100	100
Leo Buring Pty Ltd	(a)	Australia	100	100
Lindeman (Holdings) Ltd	(a)	Australia	100	100
Lindemans Wines Pty Ltd	(a)	Australia	100	100
SCW299 Pty Ltd	(a)	Australia	100	100
SCW725 Pty Ltd	(a)	Australia	100	100
North Para Environment Control Pty Ltd	(g)	Australia	69.9	69.9
Penfolds Wines Pty Ltd	(a)	Australia	100	100
Rouge-Homme Wines Pty Ltd	(a)	Australia	100	100
Roxburgh Vineyards Pty Ltd	(a)	Australia	100	100
SCW986 Pty Ltd	(e)	Australia	–	100

45. CONTROLLED ENTITIES (continued)

		COUNTRY OF INCORPORATION	OWNERSHIP INTEREST 2004 %	2003 %
Rosemount Estates Pty Ltd	(a)	Australia	100	100
McLaren Vale Unit Trust	(a)	Australia	100	100
Rosemount Vineyards Pty Ltd	(a)	Australia	100	100
Tumbarumba Sparkling Wines Pty Ltd	(a)	Australia	100	100
Rosemount Estate Wines Ltd		UK	100	100
Brenchley Pty Ltd	(a)	Australia	100	100
Ryecroft Vineyards Pty Ltd	(a)	Australia	100	100
SCW165 Pty Ltd	(a)	Australia	100	100
SCW423 Ltd	(a)	Australia	100	100
SCW905 Ltd	(a)	Australia	100	100
Great Western Sparkling Wines Pty Ltd	(a)(f)	Australia	100	100
Seaview Winery Pty Ltd	(a)	Australia	100	100
Seaview Wynn Pty Ltd	(a)	Australia	100	100
Wynns Coonawarra Estate Pty Ltd	(a)	Australia	100	100
Glenloth Wines Pty Ltd	(a)	Australia	100	100
Southcorp Wines Asia Pty Ltd	(a)(c)	Australia	100	100
Southcorp Wines E-Commerce Holdings Pty Ltd	(a)	Australia	100	100
Tolley Scott & Tolley Ltd	(a)	Australia	100	100
Woodley Wines Pty Ltd	(a)	Australia	100	100
Wynn Winegrowers Pty Ltd	(a)	Australia	100	100
B Seppelt & Sons Ltd	(a)	Australia	100	100
Southcorp Wines Superannuation Fund Pty Ltd	(a)	Australia	100	100
SCW040 Pty Ltd	(a)	Australia	100	100
SCW357 Pty Ltd	(a)	Australia	100	100
SCW654 Pty Ltd	(a)(d)	Australia	100	100
SCW706 Pty Ltd	(a)(d)	Australia	100	100
SCW802 Pty Ltd	(a)(d)	Australia	100	100
SCW809 Pty Ltd	(a)(d)	Australia	100	100
SCW904 Pty Ltd	(a)	Australia	100	100
G F Cleland & Sons Pty Ltd	(a)	Australia	100	100
Rosemount Holdings Superannuation Pty Ltd		Australia	100	100
Rosemount Group Superannuation Pty Ltd		Australia	100	100
Southcorp Brands Pty Ltd	(a)	Australia	100	100
Southcorp Directors' Retiring Fund Pty Ltd	(a)	Australia	100	100
Southcorp Employee Share Plan Pty Ltd	(a)	Australia	100	100
Southcorp Executive Share and Option Plan Pty Ltd	(a)	Australia	100	100
Southcorp Finance Ltd	(a)	Australia	100	100
Southcorp International Employee Equity Plan Ltd		New Zealand	100	100
Southcorp Packaging Superannuation Fund Pty Ltd	(a)	Australia	100	100
Southcorp Superannuation Fund Pty Ltd	(a)	Australia	100	100
SRP500 Pty Ltd	(a)	Australia	100	100
SRP687 Pty Ltd	(a)	Australia	100	100
Trusco Pty Ltd		Australia	100	100

Names of companies inset indicate that the issued share capital of such companies is owned by the company immediately above the inset.

(a) Southcorp Limited and these controlled entities have entered into an approved Deed of Cross Guarantee (refer to Note 40)
(b) Carries on business in Australia
(c) Carries on business in Singapore
(d) Controlled entity in voluntary liquidation
(e) Merged into another controlled or liquidated during the year
(f) SCW423 Pty Ltd owns 50.0% of the issued share capital in Great Western Sparkling Wines Pty Ltd
(g) Tolley Scott & Tolley Ltd owns 23.3% of the issued share capital in North Para Environment Control Pty Ltd
(h) Controlled entity previously owned by Morris White Pty Ltd
(i) Controlled entity previously owned by Southcorp Manufacturing Pty Ltd

46. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')

The Australian Accounting Standards Board ('AASB') has issued AASB equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The impact of adopting AASB equivalents to IFRS standards will be first reflected in the financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to AASB equivalents to IFRS is under the control of the Chief Financial Officer ('CFO'), including training of staff and system and internal control changes necessary to gather all the required financial information. The CFO reports to the Audit Committee on progress. To date the AASB equivalents have been analysed and significant accounting policy changes that will be required have been identified. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'. Some of these choices are still being analysed to determine the most appropriate accounting for the Company.

Major changes identified to date that will be required to existing accounting policies include the following:

Income tax

Under AASB 112 'Income Taxes', deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statements of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss. Current and deferred taxes cannot be recognised directly in equity.

Equity-based compensation benefits

Under AASB 2 'Share-based Payment', equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Financial instruments

Under AASB 132 'Financial Instruments: Disclosure and Presentation' the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under AASB 139 'Financial Instruments: Recognition and Measurement' there may be major impacts as a result of foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AASB equivalents to IFRS as some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AASB equivalents to IFRS on the Group's financial position and reported results.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Southcorp Limited:
   (a) The accompanying financial statements and notes, set out on pages 29 to 74, are in accordance with the Corporations Act 2001, and:
      (i) give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 30 June 2004, as represented by the results of their operations and cash flows, and their financial position as at 30 June 2004; and
      (ii) comply with Accounting Standards and the Corporations Regulations 2001; and
   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 45 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

TB Finn, Director
19 August 2004

INDEPENDENT AUDIT REPORT TO MEMBERS OF SOUTHCORP LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Southcorp Limited (the "Company") and Southcorp Limited and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion, the financial report of Southcorp Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG.

KPMG

David Rogers

DS Rogers
Partner

Sydney
19 August 2004

10 YEAR FINANCIAL SUMMARY

FINANCIAL PERFORMANCE		2004 $M	2003 $M	2002 $M	2001 $M	2000 $M	1999 $M	1998 $M	1997 $M	1996 $M	1995 $M
Revenue											
– wine		1,159	1,180	1,472	1,161	776	694	603	525	457	405
– non-wine		–	56	1,195	2,467	1,914	2,175	2,161	2,093	2,168	1,986
Total		**1,159**	**1,236**	**2,667**	**3,628**	**2,690**	**2,869**	**2,764**	**2,618**	**2,625**	**2,391**
EBITA before significant Items											
– wine		176	118	287	223	147	139	116	108	91	70
– non-wine		–	–	33	134	192	192	183	171	171	160
Total		**176**	**118**	**320**	**357**	**339**	**331**	**299**	**279**	**262**	**230**
Significant items		(97)	(978)	149	13	–	(72)	(18)	(2)	(1)	(65)
Amortisation		–	(37)	(39)	(28)	(16)	(15)	(13)	(13)	(11)	(6)
EBIT		**79**	**(897)**	**430**	**342**	**323**	**244**	**268**	**264**	**250**	**159**
Net interest		(42)	(44)	(61)	(76)	(55)	(46)	(51)	(57)	(61)	(37)
Profit (loss) before tax		**37**	**(941)**	**369**	**266**	**268**	**198**	**217**	**207**	**189**	**122**
Income tax		9	18	(56)	(46)	(63)	(82)	(72)	(70)	(64)	(56)
Outside equity interests		–	–	–	(5)	–	1	(1)	(2)	(2)	(2)
Extraordinary items after tax		–	–	–	–	–	(95)	–	–	1	1
Net profit (loss) after tax		**46**	**(923)**	**313**	**215**	**205**	**22**	**144**	**135**	**124**	**65**
Financial position											
Working capital		708	698	792	821	860	765	764	702	683	713
Non-current inventory		175	216	241	289	211	196	168	144	129	120
Property, plant & equipment (including grape vines)		688	781	821	989	1,429	1,345	1,301	1,145	1,044	958
Intangible assets		366	366	1,285	1,438	263	245	315	319	284	232
Other net assets		48	114	81	266	86	49	26	68	44	(61)
Provisions		(98)	(170)	(259)	(327)	(276)	(294)	(225)	(194)	(187)	(209)
Capital employed		**1,887**	**2,005**	**2,961**	**3,476**	**2,573**	**2,306**	**2,349**	**2,184**	**1,997**	**1,753**
Funding											
Net debt		598	767	703	1,411	1,085	932	842	791	766	570
Shareholders Equity		1,289	1,238	2,258	2,065	1,488	1,374	1,507	1,393	1,231	1,183
		1,887	**2,005**	**2,961**	**3,476**	**2,573**	**2,306**	**2,349**	**2,184**	**1,997**	**1,753**
Share information											
Basic earnings per share (cents)		6.2c	(124.2c)	42.4c	32.3c	32.9c	19.0c	23.4c	22.8c	21.5c	11.4c
Net tangible assets per share ($)		$1.24	$1.17	$1.31	$0.85	$1.95	$1.81	$1.91	$1.74	$1.63	$1.67
Dividends per share (cents)		0.0c	10.0c	22.0c	21.0c	21.0c	20.0c	18.0c	17.0c	16.5c	16.5c
Dividend payout ratio (%)		n/a	n/a	52.0%	67.0%	64.1%	556.6%	77.5%	75.7%	76.5%	144.4%
Issued shares at end of year (millions)		745	745	740	726	625	619	621	611	579	569
Share price as at 30 June ($)		$3.14	$2.82	$5.31	$7.47	$4.82	$6.10	$4.69	$4.96	$3.15	$2.81
Market capitalisation ($ millions)		2,338	2,100	3,927	5,422	3,015	3,777	2,913	3,031	1,824	1,598
Gearing											
Net debt/equity (%)		46.4%	62.0%	31.2%	68.3%	72.9%	67.8%	55.9%	56.8%	62.3%	48.2%
Interest cover (times)	(a)	4.1	1.8	4.6	4.3	5.8	6.9	5.7	4.7	4.1	6.1
Returns											
ROCE (%)	(b)	9.3%	5.9%	10.8%	10.3%	13.2%	14.4%	12.7%	12.8%	13.1%	13.1%
Profit margin (%)	(c)	15.2%	9.5%	12.0%	9.8%	12.6%	11.5%	10.8%	10.6%	10.0%	9.6%

Notes:

(a) EBIT before significant items divided by net interest expense.
(b) EBITA before significant items divided by closing capital employed.
(c) EBITA before significant items divided by total revenue.

INVESTOR INFORMATION

Annual General Meeting

The Annual General Meeting of Southcorp Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia, on Thursday, 28 October 2004, at 10.00am. Full details of the business of the meeting are contained in the separate Notice of Meeting sent to Shareholders.

Voting at the Annual General Meeting

Voting rights are governed by the Company's Constitution, which provides that each Shareholder present at the Annual General Meeting, in person or by proxy, has one vote on a show of hands and, on a poll, one vote for each ordinary share held.

Voting by proxy is a most effective way for Shareholders to participate in the Company's affairs. Shareholders who are unable to attend the Annual General Meeting are therefore encouraged to complete and return the proxy form, which accompanies the Notice of Meeting.

Share Registry Inquiries

Shareholders requiring information about their shareholding should contact Southcorp's share registry listed under the Directory on page 81. Alternatively, Shareholders with Internet access can view their shareholdings in the Company's securities by going to the Southcorp website at www.southcorp.com.au (see Electronic Communication with the Company, below).

Change of Address and/or Name

Issuer-sponsored Shareholders who have changed their name or address should immediately contact the Company's share registry in writing. Alternatively, Shareholders who have registered online can amend their address details by going to the Southcorp website at www.southcorp.com.au (see Electronic Communication with the Company, below). CHESS-sponsored Shareholders who change their name or address should contact their broker in writing. For security purposes, Shareholders are requested to quote their previous name and/or address and their Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

Consolidation of Shareholdings

Shareholders who have more than one holding and wish to consolidate them into one account should contact the Company's share registry for advice on how to consolidate holdings.

Electronic Communication with the Company

Shareholders can communicate electronically with the Company and are encouraged to do so. Shareholders who would like to receive these reports electronically can register their email address with the share registry via the Company's website. In addition to receiving reports and briefings electronically, Shareholders can:

- Check their current and previous holding balances.
- Choose and change their preferred Annual Report delivery method.
- Check or update their address details.
- Download commonly used forms and information.
- Review their dividend history.
- Update bank details.
- Subscribe for emailed announcements.
- Confirm whether they have lodged TFN/ABN exemption.

Just log on to www.southcorp.com.au and click on the Investor Centre. For security and privacy reasons, Shareholders will be required to verify their identity before they can view their records.

Tax File Number (TFN) or Australian Business Number (ABN)

If you are an Australian Shareholder or subject to Australia's taxation Acts, it is in your best interest to provide your TFN or ABN or exemption number, if you have not already done so, to avoid tax being deducted from any unfranked portion of the dividend payment equal to the maximum personal marginal rate of tax, plus the Medicare levy (i.e. 48.5%). However, please note that you are not obliged to do so.

Dividends

The Board has determined that it is not appropriate to pay a final dividend for the 2004 financial year.

Dividend Reinvestment Plan

The Company's Dividend Reinvestment Plan was suspended on 28 February 2000 until further notice.

INVESTOR INFORMATION

Company Publications

Shareholders will receive the following publications throughout the year to keep them informed of the Company's operations and results:

- Report on Half-Year Results*
- Annual Report* and Notice of Annual General Meeting

* The Annual and Half-Yearly Results reports will not be sent to Shareholders who have requested that the Company remove their name from the mailing list.

The Annual Report is now only available as a full Annual Report. Shareholders will automatically receive the Annual Report unless they have formally elected not to. Alternatively, Shareholders can register on the Company's website at www.southcorp.com.au to receive reports electronically (see Electronic Communication with the Company).

Removal from Annual Report Mailing List

Shareholders who do not wish to receive a copy of the Annual Report should advise the Company's share registry in writing or via the online facility (see Electronic Communication with the Company). These Shareholders will continue to receive other information, including notices of Shareholders' meetings, which is required to be sent to them by law.

Stock Exchange Listing

The Company's shares are quoted on the Australian Stock Exchange Limited (ASX) and are traded under the code SRP. Details of trading activity are published in the share tables of daily newspapers.

American Depository Receipts

The Company's shares are also traded in sponsored American Depository Receipt (ADR) form on the 'over-the-counter' market in the United States. The symbol is STHHY and the CUSIP number is 841295108. Each Level 1 ADR represents five Southcorp shares. ADR holders receive the same information that is sent to Shareholders. Inquiries about ADR holdings should be made to The Bank of New York, Depository Receipts Division, 101 Barclay Street, New York, N.Y. 10286, USA, or, in Australia, to Level 5, 350 Collins Street, Melbourne, Victoria. Alternatively, you can view the Bank of New York's ADR website at www.adrbny.com.

Statement of Shareholdings

Information relating to security holders as at 19 August 2004:

BAND (SHARES)	SHAREHOLDERS NUMBER	SHAREHOLDERS %	ORDINARY SHARES NUMBER	ORDINARY SHARES %
Distribution of Shareholders and shareholdings				
1–1,000*	24,246	33.98	14,758,894	1.98
1,001–5,000	36,176	50.70	89,284,989	11.99
5,001–10,000	6,675	9.36	49,262,620	6.62
10,001–100,000	4,083	5.72	90,483,364	12.15
100,001 and over	170	0.24	500,718,271	67.26
Total	**71,350**	**100.00**	**744,508,138**	**100.00**

* Includes 164 holding less than a parcel of shares of $500.

INVESTOR INFORMATION

	ORDINARY SHARES NUMBER	% OF ISSUED SHARES
Twenty Largest Shareholders		
Reline Investments Pty Ltd	139,949,024	18.80
Westpac Custodian Nominees Limited	84,882,855	11.40
JP Morgan Nominees Australia Limited	74,526,128	10.01
National Nominees Ltd	59,266,751	7.96
Citicorp Nominees Pty Ltd	27,899,076	3.75
RBC Global Services Australia Nominees Pty Ltd	24,240,331	3.24
Cogent Nominees Pty Limited	8,434,926	1.13
ANZ Nominees Limited	5,958,182	0.80
Australian Foundation Investment Company Ltd	5,657,783	0.76
HSBC Custody Nominees (Australia) Limited	5,337,275	0.72
Government Superannuation Office (A/C State Super Fund)	4,902,861	0.66
Victorian Workcover Authority	3,263,698	0.44
Norbert Investments Pty Ltd	3,030,221	0.41
Transport Accident Commission	2,698,100	0.36
UBS Nominees Pty Ltd	2,646,818	0.36
ARGO Investments Limited	2,646,670	0.36
Djerriwarrh Investments Limited	2,292,912	0.30
Southcorp Executive Share and Option Plan Pty Limited	2,265,000	0.30
Queensland Investment Corporation	2,230,000	0.30
AMP Life Limited	1,988,697	0.27
Total	464,117,308	62.33

Substantial Shareholders

A substantial Shareholder is one who has a relevant interest in 5% or more of the total issued shares of the Company. A substantial Shareholder is only obliged to formally notify the Australian Stock Exchange and the Company when that Shareholder's interest in the Company changes by 1% or more from the amount previously notified. None of the three substantial Shareholders have so changed their respective interest since the Date of Notice, set out below. (Note, the number shown below may differ from an interest disclosed in the list of top 20 Shareholders.)

The names of substantial Shareholders in the Company, and the number of ordinary shares in which each is interested, as disclosed in Substantial Shareholder notices to the Company on the respective dates below, are as follows:

DATE OF NOTICE	SUBSTANTIAL SHAREHOLDER	NUMBER OF SHARES	% ISSUED CAPITAL
23 July 2004	Maple-Brown Abbott Limited	87,177,716	11.71%
20 December 2002	The Capital Group Companies, Inc.	74,340,312	9.99%
1 June 2001	Balmoral Pastoral Pty Ltd (formerly Reline Pty Ltd) and Reline Investments Pty Ltd	132,538,589	18.26%

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The Prestige Wine of Australia

LINDEMANS
making life more enjoyable

WYNNS COONAWARRA ESTATE
THE ESTATE THAT MADE COONAWARRA FAMOUS

SEPPELT
EST 1851

Coldstream Hills

DEVIL'S LAIR
Margaret River

Leo Buring

Rouge Homme

EDWARDS & CHAFFEY

---

est. 1888 TOLLANA

SECRET STONE

Queen Adelaide

SEAVIEW

MATTHEW LANG

Kaiser Stuhl

GLASS MOUNTAIN

BLUES POINT

Killawarra

the Little Penguin

Herrick

TALOMAS
CALIFORNIA

MINCHINBURY

CHAMPAGNE Lanson

Riccadonna

EST. 1888 Ryecroft

HONEY TREE

the future in our hands



Business Review 2004

SOUTHCORP



Contents

About Us

Southcorp is the largest Australian-owned wine producer and one of the top five wine companies in the world.

We are the custodian of some of Australia's oldest and most prestigious wine brands including four with more than 150 years' heritage. The Company's origins date back to 1843, when Lindemans was established in the Hunter Valley. Since that time Southcorp has built up an unrivalled portfolio of more than 20 wine brands, including Penfolds, Rosemount Estate, Lindemans, Wynns Coonawarra Estate and Seppelt. Today we produce more than 400 different wines across a full spectrum of prices and styles.

As a fully integrated wine producer we grow grapes and make and bottle our wines in Australia, France and the USA, and market and sell them to 9,000 customers across more than 100 countries.

For the year to 30 June 2004 ('2004') we earned revenue of $1.2 billion and sold 20 million cases of wine. Effectively, during the past year, 456 bottles of Southcorp's wine were being opened every minute of every day somewhere in the world.

FORWARD-LOOKING STATEMENT

This Business Review contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from forward-looking statements included in this document.



Getting Fit for the Future

The future success and ongoing profitability of Southcorp is truly in our hands and in 2004 the Company began the journey of getting fit for the future.

While we still have a way to go, within Southcorp there is a growing sense of optimism that we have turned the corner and made real progress in returning the business to health, despite ongoing tough trading conditions.

Within the first 6 months of 2004 we stabilised trading and returned to profitability. The 2004 net profit after tax (before significant items) of $108.9 million was a 169.9% improvement on 2003.

We reduced costs by $40 million per annum and have drawn up a new blueprint for our operations that will deliver an even more competitive cost-base in the future.

We have introduced stronger financial disciplines and gained greater control over the business processes that make a difference.

We have reached this stage by embedding within our Company a process for long-term, sustainable improvement. We call it 'Veraison'. To viticulturists it refers to the transformation of grapes as they start to ripen and realise their full potential; at Southcorp, it summarises our commitment to getting better at what we do every day.

Southcorp has many reasons to be optimistic about the future:

- We are the custodian of some of Australia's best and most successful wines – from household names such as Penfolds, Rosemount Estate and Lindemans to our boutique offerings of Wynns Coonawarra Estate, Seppelt, Coldstream Hills and Devil's Lair.
- We own 8,000 hectares (19,000 acres) of prime viticultural land and apply world-class wine science to our grape growing, and we have 1,000 loyal growers who work diligently each year to produce the majority of fruit for our wines.
- We have a team of talented winemakers who have access to the latest technology and winemaking techniques. This year our winemakers received more than 1,600 awards for their wines.
- We operate on a scale that enables us to invest capital to gain efficiencies.
- We have a vast portfolio of wines that makes us a wine supplier of choice and we have the reach and skills to connect with customers of all shapes and sizes – in fact we work with 9,000 customers across more than 100 countries.
- And we have more than 2,000 skilled and passionate people working to make our business succeed.

There are still many challenges ahead and it will be years, rather than months, before we are delivering to our full potential. However, the first part of our journey is complete – we have stabilised the business and established the basis for a more competitive Southcorp.

Our focus in 2005 is on regaining our market share and achieving profitable growth.
This will be delivered through:

- A renewed investment in and focus on consumer marketing to build our brands.
- A continuing discipline to minimise costs and improve business processes.
- The implementation of our new asset footprint.

With the combination of our portfolio of wines, our market position and the backing of a committed team of people, I am confident we will build a strong Southcorp for the future for all of our stakeholders.

Sincerely

John Ballard
Managing Director and Chief Executive Officer



veraison

How We're Driving Change at Southcorp

Southcorp made some fundamental changes in 2004. Our top priority was to develop a more disciplined approach to managing costs in order to take performance to an acceptable level in the short-term, and to build a more competitive business for the long-term.

The Process for Change

In August 2003 we introduced a continuous improvement process that we call Veraison. It provides a structured process for developing stronger business and financial disciplines that will improve the business each year. Progress is achieved through a combination of major strategic projects and ongoing attention to cost saving and process improvement.

Monitoring and Reporting Changes

To give the process rigour and accountability, Veraison is managed by a project office that has responsibility for:

- Capturing ideas for improvement.
- Analysing the opportunities, quantifying the potential benefits and agreeing the initiatives to pursue.
- Developing a management plan for each initiative – including the establishment of individual project teams, each sponsored by a member of the Executive – and setting timelines, key milestones and outcomes.
- Providing ongoing support to project teams.
- Monitoring progress and reporting regularly to the Executive and Board.

The Journey

The business has embarked on a journey to get fit for the future. The discipline that Veraison gives us will lead the business through a series of recovery and then growth stages, as illustrated in the following diagram.



Earnings
Stage 1: Stablise the business
Stage 2: Determine the right asset base
Stage 3: Grow the business
Stage 4: Drive to full potential
Aug 2003 - Dec 2003
Aug 2003 - Jun 2004
July 2004
Time

2004 has been about implementing initiatives to stabilise the business and to determine the right asset base. Business improvement initiatives to date have therefore been focused on saving costs, improving financial processes and analysing assets employed. While that discipline will continue, new Veraison initiatives are focused on growing the business and driving it to its full potential.

Progress to Date

Veraison is creating both business improvement and cultural change at Southcorp. By 30 June 2004 we had made significant progress on most of our first 50 Veraison initiatives, resulting in the improved performance of the business.



What We Achieved in 2004

Objective	Achievements
Stabilise the business by December 2003	• Reduced the depth and frequency of discounting. • Restored relationships with key customers. • Improved the skill base of the sales and support teams. • Focused on driving returns.
Introduce stronger financial disciplines	• Introduced guidelines for driving returns on capital in each part of the business. • Improved cash flows. • Developed clearer management reporting tools, improving business transparency.
Introduce a business improvement program with an immediate focus on reducing costs	• Launched Veraison with more than 50 business improvement projects. • Improved procurement for dry goods, including bottles, labels and closures. • Renegotiated over-market grape contracts. • Reduced freight costs. • Cut overheads, including telecommunications, utilities, travel and accommodation.
Determine the right asset mix for our production base and determine the right distribution model in Australia	• Developed a new production and distribution model, which will realise economies of scale and streamline distribution logistics. • Instituted an 18-month implementation plan involving the restructure of winemaking activities including the closure of two wineries, two packaging facilities and six distribution centres and the consolidation of packaging and distribution into two main centres.
Develop strong organisational capability	• Built a strong marketing capability with global co-ordination and regional expertise. • Aligned the sales force mix more closely with our customer and channel mix. • Increased the mix of fast moving consumer goods (FMCG) skills and disciplines in the business.

Focus for the Future

With the right business model and asset structure and a performance-driven culture in place, we can build a stronger and healthier business and capitalise on the inherent strengths of our wine portfolio. With a disciplined approach we aim to profitably grow the business for the long-term.

In 2005 we will consolidate the hard work and internal focus of 2004 by:

- Investing in our portfolio of wines, with a strong focus on consumer marketing, to regain market share.
- Implementing our new asset blueprint.
- Continuing to rigorously review every business process to streamline our cost-base and improve our competitiveness.
- Driving productivity gains by simplifying, standardising and consolidating our current processes



brand portfolio

Our Wines

Southcorp's brands and wines range from the contemporary to the iconic, are distinctive in style, high in quality and represent the best of Australia's wine growing regions.

Penfolds



In a winemaking tradition spanning 160 years Penfolds has set the benchmark for Australian wines

History: Founded in 1844 by the Penfold family at Magill Estate in Adelaide.

Wine regions: Penfolds is synonymous with South Australia and multi-regional blending. Regions include the Barossa, Clare and Eden Valleys, McLaren Vale, Adelaide Hills, Coonawarra, Padthaway, Robe and Tumbarumba (New South Wales).

Wine styles: Through multi-regional blending, Penfolds creates wines of consistently exceptional quality. We are most famous for our red wines, which range in style from the mighty Penfolds Grange to the elegant Penfolds St. Henri Shiraz and in price from AUD$400 to AUD$10. Penfolds lovers also know our white wines, including the flagship, Penfolds Yattarna Chardonnay, and our fortifieds such as Penfolds Great Grandfather Port.

Sold in: Australia, New Zealand, UK, USA, Canada, Europe, Middle East, Africa, Asia.

Website: www.penfolds.com

Rosemount Estate



A range of finely crafted wines, awarded a long list of international accolades, has made Rosemount Estate truly the 'Prestige Wine of Australia'

History: Established in 1969 by the Oatley family in the Upper Hunter Valley of New South Wales.

Wine regions: Regions include the Hunter Valley, Mudgee and Orange in NSW and Coonawarra, McLaren Vale, Adelaide Hills and Langhorne Creek in South Australia.

Wine styles: We are best known for the Rosemount Estate Diamond Label range, of which the Chardonnay and Shiraz are the backbone. With the legendary Rosemount Estate Balmoral Syrah (Shiraz) as the flagship, the Prestige Wine Collection features an impressive array of single vineyard, premium regional and classic varietal wines that are the toast of wine lovers the world over.

Sold in: Australia, USA, UK, Canada, New Zealand, Europe, Middle East, Africa, Asia.

Website: www.rosemountestate.com

Lindemans



Our winemakers' passion for quality since 1843 has made Lindemans the world's favourite Australian wine brand

History: Founded by Dr Lindeman in the Hunter Valley in 1843.

Wine regions: One of Australia's most significant multi-regional producers, we source fruit from more than 40 regions in South Eastern Australia, including the Hunter Valley, Murray Darling, Coonawarra, Padthaway and Riverland regions.

Wine styles: The Lindemans Bin Series wines are the heart of the brand. Headlined by the famous Lindemans Bin 65 Chardonnay, the Bin Series offers consistent quality, everyday-drinking wines found all around the world. Our Reserve Label range offers something a little more special and our super premium 'Lindemans Coonawarra Trio' wines – Pyrus, Limestone Ridge Vineyard and St. George Vineyard are perfect for cellaring.

Sold in: Australia, New Zealand, USA, Canada, UK, Sweden, Norway, Finland, Netherlands and many other countries throughout Europe, Asia, Africa, Middle East.

Website: www.lindemans.com



Wynns Coonawarra Estate



The pre-eminent winemaker in Coonawarra, acclaimed for rich and intensely flavoured red wines

History: Scottish pioneer John Riddoch established Coonawarra as a wine region in 1891 and built what is now Wynns Coonawarra Estate between 1891–1895.

Wine regions: Coonawarra in South Australia, renowned for its Terra Rossa soils.

Wine styles: Our Black Label Cabernet Sauvignon established Coonawarra as Australia's premier cabernet region. The range of seven wines includes flagships Michael Shiraz and John Riddoch Cabernet Sauvignon. Coonawarra's reputation as a red wine region makes our well-respected chardonnay and riesling wines exciting discoveries for many wine lovers.

Sold in: Australia, New Zealand, UK, USA, Canada, Europe, Middle East, Africa, Asia.

Website: www.wynns.com.au

Seppelt



One of Australia's most awarded winemakers, Seppelt is amongst the most versatile, offering a full range of outstanding sparkling, table and fortified wines largely from Victoria

History: Founded in the Barossa Valley in 1851 by Silesian immigrant Joseph Seppelt.

Wine regions: Fruit for our wines is primarily sourced from central and western Victoria regions including the Grampians, Pyrenees, Henty and Heathcote with contributions from Rutherglen, southern New South Wales, South Australia, northern Victoria and Tasmania.

Wine styles: Our elegant table wines from Victoria focus on shiraz. Traditional favourites, St. Peters Great Western Shiraz and Chalambar Shiraz, feature alongside shiraz from new regions such as Bendigo. Seppelt Salinger and the Show Sparkling Shiraz are among Australia's finest *methode champenoise* wines and the fortified wine range includes the unique 100 Year Old Para Liqueur Vintage Tawny.

Sold in: The major market is Australia. Some wines also sold in New Zealand, UK, USA, Canada, Europe, Middle East, Africa, Asia.

Website: www.seppelt.com

> "...we must not be afraid to put into effect the strength of our own convictions, continue to use our imagination in winemaking generally, and be prepared to experiment in order to gain something extra, different and unique in the world of wine."
>
> *- Max Schubert, the creator of Penfolds Grange*

Southcorp's Cellar Doors (see map page 23)

Lindemans Hunter Valley Cellar Door
Lindemans Ben Ean
McDonalds Rd Pokolbin NSW 2320
Telephone: 61 2 4998 7684
Email: lindemans.hv@cellar-door.com.au

Lindemans Karadoc Cellar Door
Edey Rd Karadoc (via Red Cliffs) VIC 3496
Telephone: 61 3 5051 3333
Email: lindemans.karadoc@cellar-door.com.au

Penfolds Barossa Valley Cellar Door
Tanunda Rd Nuriootpa SA 5355
Telephone: 61 8 8568 9408
Email: penfolds.bv@cellar-door.com.au

Penfolds Magill Estate Cellar Door
78 Penfold Rd Magill SA 5072

Rosemount Estate Denman Cellar Door
(Upper Hunter Valley)
Rosemount Rd Denman NSW 2328
Telephone: 61 2 6549 6450
E-mail: rosemountestates.hv@cellar-door.com.au

Rosemount Estate Pokolbin Cellar Door
(Lower Hunter Valley)
McDonalds Rd Pokolbin NSW 2320
Telephone: 61 2 4998 6670
Email: rosemountestatelhv@cellar-door.com.au

Rosemount Estate McLaren Vale Cellar Door
Chaffeys Rd McLaren Vale SA 5171
Telephone: 61 8 8323 8250
Email: rosemountestates.mv@cellar-

Seppelt Seppeltsfield Cellar Door
Seppeltsfield Rd Seppeltsfield SA 5355
Telephone: 61 8 8568 6217
Email: seppelt.bv@cellar-door.com.au

Seppelt Great Western Cellar Door
Moyston Rd Great Western via Ararat VIC 3377
Telephone: 61 3 5361 2239
Email: seppelt.gw@cellar-door.com.au

Wynns Coonawarra Estate Cellar Door
Memorial Drive Coonawarra SA 5263
Telephone: 61 8 8736 2225
Email: wynns.cwe@cellar-door.com.au

Coldstream Hills Cellar Door
31 Maddens Lane Coldstream VIC 3770
Telephone: 61 3 5964 9410



Our Wines

Coldstream Hills



This boutique winery is renowned for outstanding cool-climate wines hand crafted using traditional winemaking techniques

History: Established by James and Suzanne Halliday in 1985.

Wine region: Most fruit for our wines comes from the Yarra Valley, with small amounts sourced from other premium regions in Victoria.

Wine styles: While best known for our cool-climate chardonnay and pinot noir wines, we produce a range of elegant wines, including Coldstream Hills Sauvignon Blanc, Merlot and Cabernet Sauvignon, as well as one sparkling wine, Pinot Noir Chardonnay Brut.

Sold in: Major market is Australia but also sold in USA, Canada, UK and select countries throughout Asia and Europe.

Website: www.coldstreamhills.com

Secret Stone



Our newest brand, Secret Stone, will showcase distinctive New Zealand premium wine regions

History: Created in New Zealand, 2004.

Wine region: Marlborough, New Zealand.

Wine styles: With a plan to hero the premium wines and regions of New Zealand there was no question that our initial focus would be sauvignon blanc from New Zealand's premier region, Marlborough. Made from the 2004 vintage, this wine has been passionately created to reflect the distinctive sauvignon blanc style for which the region has become well regarded throughout the world.

Sold in: Will be released in Australia in late 2004.

Leo Buring



Dedicated to making the finest rieslings

History: Created by Hermann Paul Leopold Buring in New South Wales in 1931.

Wine regions: South Australia's Eden and Clare Valleys.

Wine styles: Over the past 70 years a number of wines have been released under the Leo Buring name. In 2002 the winery returned to its roots, making only riesling. The Leo Buring range of Clare Valley Riesling, Eden Valley Riesling and the flagship, Leonay, which is made from the best riesling of the harvest, are all enjoyable while young and fresh but will also age superbly.

Sold in: Australia and New Zealand.

Devil's Lair



Behind the quirky name and label is an Estate producing some of Australia's finest and most respected wines

History: Named after a nearby cave, Devil's Lair was founded by Phil Sexton in 1980.

Wine region: The Estate is in Margaret River. We also source fruit for our Fifth Leg range from other premium wine regions of Western Australia.

Wine styles: Devil's Lair is known for the delicacy and elegant structure of its premium quality wines, which include the 100% Estate-grown Margaret River Chardonnay and Cabernet and the highly individual Fifth Leg Red, White and Rosé wines.

Sold in: Major market is Australia, also sold in the USA, UK, Canada, parts of Asia.

Website: www.devils-lair.com

E&C



Our wines reflect their makers' innovative spirit and a desire to make regionally expressive wines to enhance the dining experience

History: First released in 1999 to honour McLaren Vale pioneers FH Edwards and WB Chaffey.

Wine region: We source interesting parcels of fruit from premium Australian regions.

Wine styles: Recognising the intimate link between the enjoyment of food and wine, E&C winemakers continue the tradition of innovation and exploration with a range of red and white table wines that express not only the characters of their region, but are an Australian interpretation of some traditional European varieties including sangiovese, tempranillo and dolcetto.

Sold in: Australia.

Website: www.edwardsandchaffey.com.au

Tollana



One of Australia's best-kept wine secrets

History: Tollana's origins date back to 1888 when the firm of Tolley Scott and Tolley established a brandy distillation business.

Wine regions: South Australia's Eden Valley and Adelaide Hills regions.

Wine styles: From its beginnings as a brandy producer, Tollana today is highly acclaimed for its elegant red and white table wines. It is best known for its intense Bin TR222 Cabernet Sauvignon and Bin TR16 Shiraz,





Case Study 1

Rejuvenating the House of Seppelt

The Seppelt story began in 1851 in Silesia (now Poland) when founder Joseph Seppelt convinced thirteen families to leave their homes and sail for 4 months and eventually work for him at the opposite end of the globe in Australia.
He abandoned his initial plans to grow tobacco and planted grapevines instead, thus establishing Seppeltsfield, a small hamlet that would come to be a thriving winery supporting around 2,000 workers.

Years later, guided by his father's principles – make only *the best wine* from *the best region* – Joseph's son Benno found his way to Great Western in Victoria and, impressed by the quality of the wine emerging from the region, soon made it the epicentre of Seppelt's sparkling and table wines.

One hundred and fifty-three years later, we turn another page in the Seppelt story to reveal the rebirth of an Australian wine dynasty.

Despite its great history and reputation for quality, by early 2001 Seppelt had reached a plateau and was in need of a comprehensive overhaul. The portfolio of wines had become too complex and disconnected and the modern, idiosyncratic packaging belied the proud heritage and award-winning style.

A team of Seppelt custodians from the viticulture and marketing areas worked with our outstanding winemakers to create a new family look while preserving and enhancing Seppelt's winemaking heritage. The outcome was a more focused portfolio of wines that celebrated the Old-World pedigree and New-World vision of Seppelt and conveyed the strength and quality attributes of its wines to the drinks trade and consumers.

Seppelt relaunched its sparkling and table wines mid-2002 and followed with its fortified wines in December. The very strong sparkling range remained largely unchanged, anchored by the multi-award winning Seppelt Show Sparkling Shiraz. The table wine portfolio, with shiraz as the cornerstone, was radically restructured to focus on making excellent wines from Victoria. The fortified range, too, was simplified with a new, logical structure and the reintroduction of the standard 750ml bottle. The move away from the slim-line 375 ml bottle not only made the wines even better value for money, but also had a very practical impact – the wines became easier to display on shelf in retail stores.

Two years on and the House of Seppelt is once again on the ascent. Seppelt enjoys strong critical acclaim and continues to boast considerable wine show success. Meanwhile sales across the sparkling, table and fortified wine ranges are growing strongly.

SEPPELT

EST 1851







Our Wines

Rouge Homme



In keeping with its French name meaning red man, our wines are reminiscent of those from the Bordeaux region

History: Founded in Coonawarra by the Redman family in 1954.

Wine regions: Rouge Homme sources fruit from vineyards in South Australia's Limestone Coast region, including Robe and Coonawarra.

Wine styles: Mostly known for its red wines, the Rouge Homme range includes Shiraz Cabernet, Cabernet Merlot and Cabernet Sauvignon, as well as one white wine, Rouge Homme Unoaked Chardonnay.

Sold in: Australia.

the Little Penguin



A new range of wines for America's newest breed of wine drinkers

History: Created by Southcorp in 2003 with the first wines released in June 2004.

Wine regions: The wines are made from fruit grown throughout South Eastern Australia, including the South Australian Riverland and Victoria's Murray Darling region.

Wine styles: The range of four table wines are fruit-driven, easy-to-drink wines. The first release features – the Little Penguin Chardonnay, Shiraz, Merlot and Cabernet Sauvignon.

Sold in: USA and Canada.

Website: www.thelittlepenguin.com

Seaview



A household name in Australia respected for its champagne-like style of sparkling wines

History: Seaview's origins date back to the 1850s when George Manning established 'Hope Farm' in McLaren Vale. The winery was renamed Seaview in 1951 by its new owners, Edwards and Chaffey.

Wine regions: The fruit for our wines comes from many regions in South Eastern Australia.

Wine styles: One of the first Australian winemakers to use the authentic French technique of *methode champenoise*, Seaview today exclusively makes sparkling wines. Our range includes vintage and non-vintage wines and covers the entire spectrum of celebratory occasions.

Sold in: Australia, UK, Canada, NZ and Ireland. Small quantities are also sold in select European countries.

Talomas



Showcasing the Australian philosophy of cross-varietal and cross-regional blending with fruit from Californian vineyards

History: Talomas was created in 2001 under a partnership between Rosemount Estate and Robert Mondavi.

Wine regions: The fruit comes from Californian vineyards ranging from Napa Valley in the north through to Paso Robles and Santa Barbara County on the central coast.

Wine styles: These stylish red and white wines are distinctive for their multi-regional, multi-varietal blending. The Talomas range includes blends such as Chardonnay Viognier as well as Syrah Cabernet Sauvignon. Our flagship, Basket Press Reserve Syrah (Shiraz), brings a Californian interpretation to the variety Australia has championed so well.

Markets: USA, Australia, Canada and Europe.

Website: www.talomas.com

Killawarra



A sparkling wine specialist, continually exploring new styles

History: Seaview created Killawarra in 1971 to headline a new range of wines.

Wine regions: Fruit is sourced from various cooler-climate regions throughout South Eastern Australia.

Wine styles: Today Killawarra is know for its approachable, consistent and refreshing premium sparkling wines, including the perennial favourite Killawarra Brut. The most recent creation, Killawarra Dusk Strawberry Sparkling Wine, has just been launched in Australia.

Sold in: Australia.

Herrick



The perfect marriage of ancient French vineyards and modern Australian winemaking techniques

History: The winery, Domaine de la Motte, was founded in Narbonne in France by winemaker James Herrick.

Wine region: Languedoc-Roussillon in southern France.

Wine styles: Contemporary and elegant in style, the range includes Herrick Chardonnay, Sauvignon Blanc, Syrah and Merlot. The wines are designed to be enjoyed while young, with fresh varietal fruit flavours coming to the fore.

Markets: UK and Ireland.



Case Study 2



Creating the Little Penguin

In mid-2003 we set out to create a wine brand that would appeal to a new breed of American wine consumers. Aged between 25 and 40, they typically like to enjoy a good glass of wine with friends and prefer not to fuss about a wine's history or winemaking philosophy.

Market research in North America identified several strategic 'must haves' and provided a blueprint for the brand – an easy-to-drink wine with a fun, offbeat personality – that would complement Southcorp's existing portfolio of wines in America and Canada.



The US-led innovation was a textbook case of cross-functional, global collaboration. The marriage of many elements – among them American package design and Australian winemaking – was consummated in record time and the vibrant new Australian wine known as *the Little Penguin* was born.

the Little Penguin range features four wines – Chardonnay, Merlot, Shiraz and Cabernet Sauvignon – all available in 750mL and 1.5L bottles. Each individual wine has its own vivid, eye-catching label. To help communicate the personality of the brand the Little Penguin character is used comprehensively – on cartons, the interactive website and other marketing materials.

Little penguins may look comical but these wines make a serious statement. Made from premium-quality fruit from throughout South Eastern Australia, the Little Penguin wines are immediately appealing with bright fruit flavours and a clean finish. They are the kind of wines the latest generation of American social wine lovers look for when shopping for something for everyday enjoyment.

With a pedigree like this, it is little wonder the *San Francisco Chronicle* wrote: 'the Little Penguin is expected to create a nationwide splash'.

the Little Penguin


the Little Penguin
the Little Penguin
the Little Penguin



brand portfolio

Our Wines

Queen Adelaide



Reigning supreme for decades as Australia's best-selling chardonnay

History: The winery was founded in 1858 and took its name from the German-born wife of England's King William IV, Queen Adelaide.

Wine regions: A multi-regional specialist, Queen Adelaide sources fruit from many areas including the South Australian Riverland, Murray Darling and the Riverina.

Wine styles: These are among Australia's favourite wines for everyday enjoyment. For convenience they're also now available in a 2-litre soft-pack.

Sold in: Australia and New Zealand.

Matthew Lang



One of the most enduring brands in the Popular segment of the wine market

History: Established in 1857 by Matthew Lang, a wine merchant based in Melbourne, who commissioned wines to be made under his name.

Wine region: Under our multi-regional approach we seek fruit from many regions throughout South Eastern Australia.

Wine styles: Our range of easy-drinking wines is recognised as offering outstanding value in all three wine styles – sparkling, table and fortified wines.

Sold in: Australia.

Kaiser Stuhl



A Barossa Valley legend

History: The Kaiser Stuhl label was first used in 1958 by the Barossa Co-operative Winery, which had formed in 1931.

Wine regions: From its roots in the Barossa Valley, Kaiser Stuhl has become a multi-regional producer.

Wine styles: Best known today for its value-for-money wines in soft-packs, Kaiser Stuhl makes red and white wines as well as the traditional Black Forest Moselle and a range of fortified wines.

Sold in: Australia.

Blues Point



Breaking with tradition proved a winner for this wine

History: Blues Point broke with tradition in 1997 becoming one of Australia's first wine brands to use a distinctive blue bottle.

Wine regions: Blues Point sources its fruit from regions throughout South Eastern Australia.

Wine styles: The distinctive blue bottle continues to catch the eye of many Australians, making this range of two wines – Brut Reserve and Chardonnay Semillon – some of Australia's favourite casual drinking wines.

Sold in: Australia.

Minchinbury



This proud name epitomises the reliable, affordable style of Australian sparkling wine

History: Named after colonist William Minchin, the Minchinbury property in Sydney was bought by Penfolds in 1912 and developed into a fully operational winery.

Wine regions: Multi-regional sourcing delivers consistently good quality.

Wine styles: Minchinbury is synonymous with Australian sparkling wine.

Sold in: Australia, New Zealand.

Glass Mountain



An Australian pioneer of innovative bottle design and labelling

History: Created by Seaview in 1995, featuring a unique see-through label and frosted bottle.

Wine regions: Fruit is sourced from regions throughout South Eastern Australia.

Wine styles: Since its launch nearly 10 years ago Glass Mountain has remained focused on producing just a couple of wines and making them well. The range today includes a classic sparkling wine and a dry white table wine.

Sold in: Australia.

Exclusive and agency brands

In addition to our own trademarks, we also produce a number of wine brands, such as Ryecroft and Honeytree, exclusively for individual customers. We also represent a number of brands, including Champagne Lanson and



Case Study 3

Lindemans – Australian Icon and International Superstar

The story of Lindemans is one of epic proportions. Since its foundation in 1843, making it one of Australia's oldest wine brands, Lindemans has risen to become the world's favourite Australian wine. Its current quest is to be the world's number one premium wine brand.

Lindemans origins are the stuff of legend. Just 15 years after planting his first vines in 1843, Lindemans founder, Dr Henry Lindeman, began exporting wine to his native UK. A mere 4 years later, Cawarra Claret was winning awards – first at the 1862 International Exhibition in London and later at the 1867 Exhibition in Paris.

Lindemans wine show and commercial success continued unflaggingly, driven by the winemakers' passion and commitment. Their devotion to Dr Lindeman's art of winemaking produces consistent quality wines vintage after vintage – an enduring legacy and the reason why Lindemans wines are still lauded today.

The heart of Lindemans winemaking achievements is the acclaimed Lindemans Bin Series. Created in 1985 for the Canadian market, it was designed to meet the growing demand for fruit-driven, full-flavoured Australian wines. Today, wine lovers all over the world enjoy around a million bottles of these wines every week.

A new stage of the Lindemans evolution began in 2003 with the development of a global marketing campaign. Using 'L is for Lindemans' as the theme, the campaign features vignettes of wine-drinking occasions accompanied by 'L'-worded catchphrases. The television ads communicate the enjoyment and sociability that has been associated with Lindemans ever since Dr Henry Lindeman uttered his now famous phrase, 'the one purpose of wine is to bring happiness...'



The integrated promotional campaign draws on television advertising, public relations, sampling and in-store promotions to gain broad consumer reach.

The first ads aired in the UK in August 2003 with a £3 million media spend, which was the largest ever spend by an Australian wine brand – yet another first in a pedigree that includes Lindemans status as the #1 imported wine in Canada and the #1 premium wine in Sweden. Awareness of the brand in the UK has increased by 10% and sales are beginning to grow steadily as consumer awareness translates into purchases.

Lindemans continues its trailblazing in 2004. The highly successful ad campaign is back on air in the UK for the 2004 season of ITV dramas and was launched in Australia in July. With awareness levels at a high point in key markets and global sales on the rise, Lindemans boldly approaches its ultimate goal of being the world's number one premium wine brand.









Global Wine Market

Winemakers globally produce 27 billion litres of wine a year, worth approximately $150 billion in consumer sales. The major wine producing countries are grouped in two categories – Old World winemakers, including France, Italy, Spain, Portugal and Germany; and New World winemakers, including Australia, New Zealand, USA, South Africa, Chile and Argentina. France is the largest producer and exporter of wine. Australia is the sixth largest wine producing nation and the fourth biggest exporter in terms of sales revenue. Southcorp is one of the top five wine companies in the world.

The Success of the Australian Wine Industry

- Australia's success has been driven by its ability to build effective brands supported by consistently high-quality winemaking.
- Australia exports more than half of its annual wine production and represents 6% of world wine exports.
- Export sales growth has averaged 23% per annum for the past 10 years, though this growth has slowed over the past year.
- The UK and USA are Australia's major export markets, buying 69% of the value of Australia's wine exports in 2004.
- Sales are growing very strongly in Canada, Germany and Sweden, which now account for almost 13% of the value of Australia's wine exports.

Australian Wine Exports 1995 - 2004


Ml
$M
600
500
400
300
200
100
0
3000
2500
2000
1500
1000
500
0
1995
1998
2001
2004
Megalitres
$ Millions

Source: AWBC June 2004

The Shift to New World Wines

Over the past decade wine consumers in Australia's major export markets have shifted their wine drinking away from the Old World in favour of wines from the New World. This has created great growth opportunities for Australian wines.

USA

- Between 1990 and 2003, the volume of imported wines doubled from 13% of the total USA market to over 27%.
- During this time, Australian wine grew from 2% of total imports, by volume, to 25%.
- Australian wine is now the number two USA wine import by volume.

1990 USA Imports Volume


Old World
Other New World
Australia
2%
12%
86%

Source: 2003 Adam's Wine Handbook

2003 USA Imports Volume


Old World
Other New World
Australia
15%
25%
60%

Source: Gomberg Fredrikson



The Shift to New World Wines (continued)

UK

- The UK imports almost all of its wine.
- Between 1994 and 2004, the volume of Australian wine sold in the UK grew from 7% to 21% of total sales.
- Australia is now the number one supplier of wine to the UK by volume.

1994 UK Imports Volume


Old World
Other New World
Australia
15%
7%
78%

Source: 2003 Drink Pocket Book

2004 UK Imports Volume


Old World
Other New World
Australia
32%
47%
21%

Source: AC Nielsen, 2004

Wine Consumption

Annual consumption varies significantly around the world

- In France, the consumption per capita is 75 bottles of wine per year while in Australia the figure is 27 bottles. In the USA, it's only 12 bottles per year.
- Wine consumption is falling in the large wine consuming countries like France and Italy, remains stable in Australia and is growing strongly in the UK and USA.
- 456 bottles of Southcorp's wines are opened every minute.

Annual Wine Consumption


100
80
60
40
20
0
Bottles per head
Australia
UK
USA
France
Italy
1993
2002

Wine consumption is growing in key markets

- In Australia, the USA and the UK, wine is increasingly favoured over other types of alcohol, partly as a result of more frequent entertaining and dining out.
- More significant is the ageing population. In Australia, the UK and the USA, the over-40-year-old age group accounts for 65% of wine consumption. This group is growing at a strong rate, underpinning expectations of solid growth in demand in the years ahead.

Population 40+ in 2000 and 2025


%
56
54
52
50
48
46
44
42
40
Australia
UK
USA
2000
2025

Wine Supply

- The growing popularity of New World wines has required a significant increase in vineyard plantings in New World countries over the past decade. Meanwhile, the area under vine in Old World countries has reduced dramatically.
- The decline in Old World plantings of 18% reflects the drop in consumption in these countries as well as the decrease in the exports of these wines.
- Growth in New World plantings of 36% has generally been in anticipation of the growth in wine exports.

Area Under Vine – New World & Old World


3500
3000
2500
2000
1500
1000
500
0
Hectares '000's
1990
1992
1994
1996
1998
2000
2002


financial performance

2004 Financial Review

Southcorp has achieved a substantially improved profit performance in tough market conditions as it continues to drive business improvements, focusing on cash flow generation and improving return on capital employed.

Overview

Earnings before interest, tax, amortisation ('EBITA') and significant items for 2004 was up 49.6% to $176.3 million. Significant items of $97.1 million primarily arose as a consequence of restructure and redundancy costs and write-downs associated with the decision to consolidate certain packaging and distribution facilities. Net profit after tax for 2004 was $46.2 million, compared to a loss of $922.9 million in 2003.

Financial Highlights

- EBITA (before significant items) up 49.6% to $176.3 million.
- 169.9% increase in net profit after tax (before significant items) to $108.9 million (2003: $40.3 million), despite an adverse earnings impact of approximately $19 million from the strengthening of the Australian dollar.
- Strong cash flow generation driven by improved earnings, improved inventory position and lower tax payments resulting in net debt reductions of $169.1 million.
- Return on capital employed increased to 9.3% (2003: 5.9%)[1].

Business Highlights

- The successful introduction of Veraison as a business discipline, generating significant ongoing cost savings and a more structured approach to the business.
- Rebuilding the Australian business yielding strong earnings recovery.
- UK business improvements ahead of schedule.
- Review of USA operations underway.
- The results of the review of production and distribution assets announced in June 2004. The rationalisation of facilities will result in fixed and freight cost savings, delivering incremental earnings of $20 million in 2006, rising to $27 million per annum by 2008.

Outlook

While market conditions remain competitive in all regions, we expect to deliver modest profit growth in 2005, underpinned by an increased investment in advertising and promotion. We will also benefit from lower costs realised from the higher 2004 vintage and continued focus on cost reduction. As previously announced to the market, 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined effect of these factors is approximately $30 million.

Looking forward to 2006, we should enjoy the first significant impact of the savings from the asset review and lower grape costs as the remaining legacy contracts diminish. Based on current expectations of exchange rates, we anticipate the impact of currency on earnings to be reduced.

Shareholder Scorecard

Earnings per Share [1]


Cents
Share price $
35
30
25
20
15
10
5
0
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
EPS
Share price

Return on Equity [1]


%
15
12
9
6
3
0
2000
2001
2002
2003
2004
ROE %

Dividends per Share


Cents per share
25
20
15
10
5
0
2000
2001
2002
2003
2004
Cents per share



Financial Results

Revenue

Total revenue decreased by 6.2% to $1,158.6 million. Major factors were:

- Adverse currency impacts of $94.6 million.
- $78.6 million in the market value of own-grown grapes (2003: $57.4 million).
- Other revenue in 2003 included $55.8 million in proceeds from the sale of assets relating to divested businesses.

EBITA

EBITA (before significant items) increased 49.6% to $176.3 million, driven by:

- Reduced discounting in the Australian and UK markets.
- Tightened control over selling and period costs.
- Improved pricing in the Australian market.

Significant Items

Significant items were a loss of $97.1 million and comprised:

- $65.1 million write-down in the carrying value of assets.
- $40.7 million relating to redundancies and restructure costs.
- $8.7 million write-back to profits from onerous grape contracts.

RESULT OVERVIEW $ million	2004	2003	% chg
Revenue (i)	1,158.6	1,235.8	(6.2%)
EBITA (i)	**176.3**	**117.9**	**49.6%**
Amortisation		(36.8)	
Net interest	(42.5)	(44.5)	(4.4%)
Income tax	(24.9)	3.7	
Net profit after tax (before significant items)	**108.9**	**40.3**	**169.9%**
Significant items (before tax)	(97.1)	(977.8)	
Income tax (significant items)	34.4	14.6	
Significant items after tax	(62.7)	(963.2)	
Net profit/(loss) after tax	46.2	(922.9)	

Viticulture Activities

- Viticulture profit of $17.6 million compared to a profit of $1.4 million in 2003.
- Improved revenues from viticultural activities reflect better vintage conditions combined with a stronger focus on vineyard returns.

Net Interest

- As a result of the improved borrowing expense position, net interest expense declined by $2.0 million to $42.5 million.

Income Tax

- Tax benefit was $9.5 million, comprising $24.9 million in income tax expense on operating activities and a $34.4 million tax benefit from significant items (including the $12.1 million benefit arising from the entry into the Australian tax consolidation regime).
- The benefit included recoupment of unbooked tax losses in the USA, realising $19.7 million.

Dividends

No dividend has been declared this year. Subject to the achievement of the current business plan, the Board of Southcorp anticipates the declaration of a final dividend in the second half of 2005.

Significant cash demands will be placed on the business in 2005 as a result of the implementation of the asset review announced in June 2004. The Board anticipates that these demands will be satisfied from existing facilities and cash generated from the business.

Financial Performance

EBITA & Margins (ii)



EBITA $M
EBITA %
300
250
200
150
100
50
0
25
20
15
10
5
0
2000 2001 2002 2003 2004
EBITA $M
EBITA %

Return on Capital Employed (i)



ROCE %
WACC %
20
16
12
8
4
0
2000 2001 2002 2003 2004
ROCE %
2004 WACC %

Gearing and Interest Cover



Gearing %
Times
80
60
40
20
0
8
7
6
5
4
3
2
1
0
2000 2001 2002 2003 2004
Gearing %
Interest cover


financial performance

2004 Financial Review

Cash Flow

CASH FLOW $ million	2004	2003
Operating cash flow	203.5	96.8
Investing cash flow	(26.9)	(33.3)
Financing cash flow	(7.5)	(127.5)
(Increase) decrease in net debt	**169.1**	**(64.0)**

Net operating cash flows increased $106.7 million to $203.5 million. Key impacts:

- Improved earnings from operations.
- Improved working capital and non-current inventory position.
- Lower tax payments.

Strong cash flow generation resulted in net debt repayments of $169.1 million.

Balance Sheet

BALANCE SHEET $ million	2004	2003
Working capital & non-current inventory	882.9	914.2
Property, plant & equipment	687.8	780.7
Intangible assets & other	316.3	310.2
Capital employed	**1,887.0**	**2,005.1**
Comprising:		
Net debt	598.4	767.5
Equity	1,288.6	1,237.6

Capital employed decreased by $118.1 million to $1,887.0 million, reflecting:

- Strong inventory control. Current inventory remained flat despite a 23% increase in vintage intake. Non-current inventory reduced as a consequence of drought-affected vintages in 2002 and 2003.
- Property, plant & equipment reductions result largely from asset write-downs of $65.1 million.

Australasia

Australasian earnings have grown 48.3%, a strong result in a competitive Australian marketplace. The focus this year has been to stabilise the business, restructure the cost-base and establish a sustainable profit model.

Financial Highlights

- Case rate improvements of 8.5% reflect price increases and improved mix.
- Volume reductions of 5.1% reflect the impact of reduced discounting in a highly competitive marketplace.
- Margin improvements from 9.7% to 14.0% reflect the above impacts combined with reductions in overheads.

Business Highlights

- Strong promotional cost disciplines implemented.
- Revised trading terms, which included price increases in September 2003.
- Benefits from restructuring sales teams and support functions.
- Built a strong marketing capability with a global team based in Sydney to leverage the capabilities of a global organisation, while maximising the impact of our local knowledge by having regional teams.
- Strong performance from the Asian region driven by moves to more direct distribution to key customers, which has seen improved store positioning, better ranging and more effective promotions.

Future Focus & Outlook

- The objective is to accelerate marketing activity to support the key brands. The Company now has promotional plans in place backed by sound financial disciplines and is aiming to grow market share.
- Increased focus on product innovation.
- Continued focus on cost-base management.
- Competitive market conditions are expected to continue.
- Expect to grow sales this year ahead of the category and margins to remain at similar levels to 2004. Given the lack of super premium availability and budgeted growth of cask wine sales, case rates are expected to decline marginally in 2005.

AUSTRALASIA	2004	2003	% chg
Volume (million cases 9LE)	8.3	8.8	(5.1%)
AUD$ millions			
Sales revenue	425.1	412.8	3.0%
EBITA (i)	59.4	40.1	48.3%
EBITA/sales	14.0%	9.7%	
Sales revenue/case	$50.92	$46.92	8.5%

(i) Before significant items and viticulture (SGARA).



UK/Europe

The business has delivered a strong result with a return to profitability ahead of expectations. This was driven by reduced discounting in the UK market and continued growth of the European business.

Financial Highlights

- Reduced discounting in the UK market resulted in volume reductions of 6.9% but improvements in local currency case rates of 12.9%.
- Local currency margin improvements reflect the above impacts as well as the reduction in overhead costs and lower cost of goods sold.

Business Highlights

- Refocused the business to profitable sales, which has seen a shift away from high-volume, deep discounting promotions.
- A stronger consumer focus to build long-term brand equity and a more disciplined approach to promotional investment.
- A strict focus on spending has seen overhead and other costs reduce.
- A more focused business approach, working more closely with customers to tailor the portfolio and promotional mix to suit their needs.

Future Focus & Outlook

- Advertising and promotional expenditure is being directed to value-added promotions and consumer focused activity.
- Continued focus on cost-base management.
- Trading conditions expected to remain competitive.
- Expect to improve local currency sales and margins and maintain case rates this year.

UK/EUROPE	2004	2003	% chg
Volume (million cases 9LE)	5.7	6.1	(6.9%)
AUD$ millions			
Sales revenue	267.9	280.3	(4.4%)
EBITA [i]	32.5	(8.0)	
EBITA/sales	12.1%	(2.8%)	
GBP millions			
Sales revenue	108.8	103.6	5.0%
EBITA [ii]	8.1	(6.8)	
EBITA/sales	7.5%	(6.5%)	
Sales revenue/case	£19.11	£16.94	12.9%

The Americas

The USA market continued to be characterised by competitive market conditions and an oversupply of Californian wine. The business is currently undertaking a review to establish appropriate channel strategies and organisational structure for the future.

Financial Highlights

- Local currency case rates reduced by 7.2% reflecting higher levels of discounting and a mix shift primarily to 1.5L products.
- Volumes were up 9.0% and include sales of 300,000 cases of the Little Penguin, which was released to the market in July.
- Local currency margin improvements reflect reduced freight costs and lower cost of goods sold.

Business Highlights

- Launch of the Little Penguin, which is currently entering the retail trade.
- On premise market growth driven by the success of Penfolds Restaurant Challenge, which resulted in substantial restaurant listings.
- Strong growth in Canadian business with sales surpassing 1 million cases.

Future Focus & Outlook

- The Americas new President, Scott Weiss, joined the business on 30 August 2004. His key priority is to finalise and implement the results of the USA review.
- Further rollout of consumer-based marketing campaigns to drive brand awareness.
- Continued on premise emphasis.
- Trading environment expected to remain intense over the next 12 months.
- Expect local currency margins to slightly improve in 2005 and case rates to stabilise.

THE AMERICAS	2004	2003	% chg
Volume (million cases 9LE)	6.1	5.6	9.0%
AUD$ millions			
Sales revenue [i]	369.3	434.7	(15.1%)
EBITA [i]	84.0	100.0	(16.0%)
EBITA/sales	22.8%	23.0%	
USD$ millions			
Sales revenue [i]	259.6	256.8	1.1%
EBITA [ii]	32.1	26.8	19.6%
EBITA/sales	12.4%	10.4%	
Sales revenue/case	$42.58	$45.89	(7.2%)

(i) Before significant items and viticulture (SGARA).
(ii) 2003 AUD$ costs included in EBITA have been converted to GBP or USD$ at 2004 rates.

Viticulture

Southcorp's vineyard holdings are among the largest in the world. We are one of the most experienced viticulturists internationally. Our vineyards provide us competitive advantages and a reservoir of knowledge to share with our growers. Our aim is to build healthy, long-term partnerships with our growers so that together we produce the right quality, style and quantity of grapes to make the wines consumers want.

What's Important to Us

Our Vineyards

We own vineyards for four key reasons:

- Surety of supply – to secure the right quality and style of high-grade grapes for our super premium and icon wines.
- Flexibility – to give us a wide range of options in managing our grape requirements.
- Expertise – as an innovation and research and development base for grape resource development and grower support programs.
- Efficiency and return on capital – to use our scale and expertise to produce quality grapes at low cost, improving our competitiveness.

Our Growers

- Southcorp's dedicated grower relationship team communicates with and supports our growers.
- The support for growers is aimed at ensuring they deliver reliable, predictable tonnages and grades to meet our market requirements.
- Regular feedback to growers ensures our goals remain aligned throughout the year.
- Sharing the outcomes of our research and development program means we jointly benefit from a better standard of viticulture.

Excellence in Viticulture

Southcorp is committed to upholding Australia's leading edge in viticultural science and operational practices. In 2004 the Company invested in programs and technology that help us manage seasonal fluctuations and improve the financial returns from our vineyards. Some of our other programs include:

- Yield targeting and management program – assesses annual vine fruitfulness and defines pruning levels to deliver a harvest of the right quantity to meet wine blend requirements and enables us to more closely predict yields.
- Zonal management – yield monitoring and global position (GPS) mapping together with aerial remote sensing – gives our managers the knowledge and tools to smooth out variation and deliver a more consistent quality of fruit from within a vineyard.
- Field Assessment Program – to ensure consistent batching of fruit our Grower Liaison Officers use a hand-held computer to record data during on-site visits throughout the growing and ripening season. This is relayed to a central database which then feeds back guidance for pre-harvest tasting and harvesting decisions. After vintage, we now supply growers with a comprehensive review of seasonal performance, ripening patterns and grades received as a basis for 'continuous improvement'.





Key Facts and Figures

Southcorp Vineyards

- Southcorp is one of the world's largest private vineyard holders with over 8,000 hectares under vine. This is approximately twice the holding of the next biggest vineyard owner in Australia.
- We own irreplaceable heritage vineyards in Australia's premium winegrowing regions, including approximately 60% of Coonawarra's famed Terra Rossa soil.
- The Company also owns vineyards in the Languedoc-Roussillon region of southern France and in the Californian Central Coast region.
- Our vineyards typically provide around 20% of the total grapes we need but supply approximately 50% of the fruit required for our wines that retail for more than $25 per bottle.
- In the 2004 vintage our vineyards produced 64,000 tonnes, a 60% increase on the drought-affected intake of 2003.

Purchased Grapes

- The remaining 80% of the grapes for our wines are purchased from growers.
- We have over 1,000 valued contract growers across Australia's major grape growing regions.
- During the 2004 vintage we purchased 213,000 tonnes from our growers, up 15% on 2003.



2004 Highlights

- Early prediction of a potentially large grape crop in cool-climate regions such as Coonawarra enabled vineyard managers to initiate a timely thinning program that ensured the grapes in these areas reached optimal ripeness and quality.
- Continued implementation of over-row vineyard technologies has improved efficiencies and reduced fuel usage, delivering benefits to our business and the environment.
- The introduction of new financial systems and internal benchmarking in 2004 will enable Southcorp to analyse and report on vineyard profitability and identify methods to improve the return on investment in each of our vineyards.

value chain

Winemaking

Southcorp is the custodian of a diverse range of quality wines covering a wide spectrum of varieties, styles and regions.

What's Important to Us

Maintaining the Individuality of our Wines

- Southcorp's portfolio features some of Australia's best and most respected wines and winemakers and a rich variety of winemaking philosophies and traditions.
- Our wines cover the full spectrum of consumer needs, preferences and tastes.
- The wide geographic spread of our wineries not only helps preserve the individual characteristics of our wines, it enables us to process fruit in close proximity to where it is picked and maintain the quality levels essential for our premium wines.
- Our brand winemaking teams are focused on pursuing the unique winemaking style of their particular brand while our group winemaking team provides overall support as well as independent analysis to ensure our wines continually improve.

Commitment to Innovation and Excellence

- Research and development play a critical role in the evolution of our winemaking.
- Southcorp's winemakers, scientists and cellar hands have pioneered many winemaking advances that have been adopted as standards across the Australian industry.
- We continue to develop and adopt new winemaking technologies, such as membrane filtration and new centrifuging techniques, that improve our wine quality. Equally we develop and apply emerging technologies to reduce environmental impact and minimise waste.
- The use of non-cork closures on wine bottles is an innovation that is helping to improve the reliability of the wine drinker's experience. Our choice of closure depends on the wine style, its cellaring potential and the acceptance of consumers. We are applying screw caps more widely across our portfolio in line with consumer acceptance and are continuing to test the appropriateness of screw caps on wines intended for cellaring. In 2004 we released some of our Seppelt Show Sparkling Shiraz under crown seal (a bottle-top-like seal used in the winery on bottles that are maturing in the cellar).
- In striving for excellence, every year we submit our wines to more than 30 wine shows around the globe to independently benchmark them against the best in the world.

Benefiting from our Size

- Southcorp's scale means our winemakers can invest in research, state-of-the-art facilities, and top-grade oak that can be beyond the reach of smaller operators.
- We maximise our investment in wineries by housing a number of individual winemaking teams at shared wineries and this in turn facilitates the exchange of new ideas and best practice among our winemakers.
- Our scale and diversity give our young winemakers a rich training ground – from the boutique to the large-scale, sparkling shiraz to fortified muscat, and classic red wines to fruity whites.
- Our current team of 60 winemakers and 340 cellar hands has an enviable mix of depth of skills and wealth of experience, and their collective wisdom and innovations are quickly shared across our winemaking team.





Key Facts and Figures

- Our team of 60 winemakers hails from a wide variety of backgrounds and countries, including France, New Zealand, Japan and, of course, Australia.
- The winemakers are supported by 340 experienced cellar hands.
- We have the capacity to process 280,000 tonnes of grapes per annum, which translates to approximately 270 million bottles of wine.
- We own twelve wineries across Australia's major winegrowing regions and one in France.



SOUTH AUSTRALIA
Penfolds Magill Estate Winery
Barossa Valley
Penfolds Nuriootpa Winery
Clare Valley
Eden Valley
Markaranka
Waikerie Winery
Seppeltsfield Winery
ADELAIDE
Adelaide Hills
McLaren Vale
Rosemount Estate McLaren Vale Winery
Langhorne Creek
Lake Cullulleraine
Karadoc
Lindemans Karadoc Winery
NEW SOUTH WALES
Upper Hunter Valley
Rosemount Estate Denman Winery
Mudgee
Lower Hunter Valley
Rosemount Estate
Lindemans
Orange
SYDNEY
Tumbitong
CANBERRA
Tumbarumba
Barooga
VICTORIA
Bordertown
Padthaway
Heathcote
Glenlofty
Seppelt Great Western Winery
Great Western
Robe
Coonawarra
Wynns Coonawarra Estate Winery
Drumborg
MELBOURNE
Yarra Valley
Coldstream Hills Winery
KEY
Wineries
Company Vineyards
Capital Cities
Cellar Door
Properties not shown on map:
Domaine de la Motte - France
Camatta Hills Vineyard - USA
PERTH
Devil's Lair Winery
Margaret River
DARWIN
NORTHERN TERRITORY
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
BRISBANE
NEW SOUTH WALES
PERTH
ADELAIDE
SYDNEY
VICTORIA
ACT
MELBOURNE
TASMANIA
HOBART

2004 Highlights

- The Southcorp winemaking team received 1,660 awards in 2004, including 32 trophies and 235 gold medals.
- Rosemount Estate winemaker Ms Briony Hoare was named the 2003 Young Winemaker of the Year by The Wine Society of Australia; the second year running a Southcorp winemaker has received this honour.
- We created 30 new wines, including the Little Penguin range, and new wines for Rosemount Estate, Lindemans, and E&C, some featuring traditional Italian varietals like sangiovese, pinot grigio and dolcetto. Some of our new products released in 2004:
  - the Little Penguin range • Rosemount Estate Sangiovese • E&C Sangiovese • Seppelt Marsanne Roussanne
  - Lindemans Bin 35 Rosé • Lindemans Bin 85 Pinot Grigio • Devil's Lair Fifth Leg Rosé
  - Herrick Sauvignon Blanc
- The asset review conducted in 2004 (see Packaging and Distribution on page 24) preserved the geographic

Packaging & Distribution

To do justice to our winemakers' skills, we ensure our packaging process preserves the integrity and enhances the presentation of our wines through the stringent application of world-class quality control procedures. We aim to match excellent wines with excellent service, delivering the wines to our customers in top condition on time, every time.

What's Important to Us

Building a Competitive Cost Base

We recently announced the outcome of a 10-month review of our packaging and distribution functions. The review process determined the best mix of assets to take the business forward. It also identified an opportunity to simplify our operations and reduce costs while maintaining the high quality of our wines.

Why change was needed:

- Southcorp has been formed over many years through a series of acquisitions and consequently has an assortment of facilities.
- None of the facilities are inherently inefficient, however the total configuration does not give Southcorp the efficiencies needed to be competitive and optimise return on capital.

Key changes in 2005:

- Consolidation of packaging from four locations into two centres – at Karadoc in northern Victoria and Nuriootpa in South Australia's Barossa Valley.
- Consolidation of distribution from nine centres to two major distribution centres – a national one in Karadoc and an international one in Nuriootpa – plus a warehouse in Western Australia, a marshalling point from which to manage the long transit time between Karadoc and WA.

Key business benefits:

- Lowered fixed costs through the rationalisation of facilities.
- Less transportation of wine as we consolidate packaging and distribution to two sites.
- Higher proportion of deliveries made directly to Australian customers – from 55% currently to around 80% within 3 years.
- Productivity gains over the longer-term as we harness the benefits of scale.

Key financial benefits:

- The rationalisation of facilities will result in fixed and freight cost savings, delivering incremental earnings of $20 million in 2006, rising to $27 million per annum by 2008.

Quality and Service Standards

We are committed to providing our customers and consumers with a first-class product backed up by exemplary service.

- We apply strict quality measures at every step – purchasing quality packaging materials, bottling wines under the most stringent controls and then packaging and distributing them safely so consumers have a rewarding experience every time.
- Servicing our customers with on-time and no-fuss delivery is the standard of which we are proud. In 2005 we will maintain and enhance this standard as we transition to a new distribution model in Australia.
- We have dedicated Customer Service and Consumer Relations teams to respond to any concerns about quality or service. Our confidence is such that, should our products not meet our own high standards, we will replace or refund.





Key Facts and Figures

- In 2004 we filled around 200 million bottles of wine and more than 6 million soft-packs.
- Our packaging operation purchases and manages more than 8,000 packaging components, such as corks, screw caps, capsules, bottles, labels and cartons.
- We put wine in 25 different types of packaging and apply 1,600 different types of labels.
- Over the course of a year we deliver more than 20 million cases of wine to our customers – all 9,000 of them spread across 100 countries.
- We ship approximately 11,000 containers of wine to international markets every year.

Old Distribution


Export
National Distribution Centres
State Distribution Centres
Customers
Outer Harbour
Nuriootpa
Karadoc
Melbourne
Great Western
Botany
Denman
Bassendean
Magill
Nunawading
Villawood
Archerfield
WA
SA
VIC
NSW
QLD

New Distribution


Export
Distribution Centres
Customers
Bassendean
WA
SA
Karadoc (Domestic)
VIC
NSW
Outer Harbour
Nuriootpa (International)
QLD
Represents major distribution flows

The above diagrams demonstrate how the new packaging and distribution model reduces cost and complexity in the business. By consolidating our facilities, we cut the fixed costs associated with running multiple facilities and we transport the wine less, thereby significantly lowering freight costs.

2004 Highlights

- Conducted a comprehensive review of our Australian packaging and distribution operations.
- Developed a new packaging and distribution model, which will see these functions consolidated at two facilities – Karadoc in northern Victoria and Nuriootpa in South Australia's Barossa Valley.
- Reduced our operating costs by more than 10% and achieved further savings in the procurement of goods and services.
- Reduced our average inventory holdings by a million cases.

value chain

Sales & Marketing

Our aim is to drive sustainable, profitable growth for Southcorp and our trading partners by creating strong brands and growing the wine category. The market insights we share with our customers give them confidence to range and promote our wines in their business while the same research helps us develop marketing programs that ensure consumers seek out and purchase our wine brands.

What's Important to Us

Partnering with our Customers

Our relationships with customers operate on many levels – with CEOs, wine category buyers, marketing managers, sommeliers, restaurateurs, distributors and with our many independent wine retailers. We're aligning our sales teams so that each person has the relevant skills to deal with their counterpart in the customer's organisation. We develop tailored sales and marketing strategies designed to meet the unique demands of each sales channel.

By using this approach we arrive at:

- The right brands at the right price points.
- The right products for the right sales channels.
- The right match of sales skills to customer needs.
- The right mix of promotional activity to build the brands and consumer satisfaction.

Innovation – responding to market needs and introducing new ideas:

- 2004 saw the launch of the Little Penguin, which caters to the newest breed of non-traditional American wine consumers.
- The highly popular Queen Adelaide brand was released in a 2-litre soft-pack, the fastest-growing segment of the Australian soft-pack market.



- The classic Penfolds Koonunga Hill wines and many others were released under screw cap.
- In 2005 we will launch a breakthrough in-store merchandising solution to generate in-store traffic around powerful product displays.

Developing our Expertise

- We have been adding to the skills of our sales executives with business management programs.
- Southcorp's membership in the Marketing Leadership Council, a global marketing 'think tank', gives us access to best-practice benchmarks and resources.
- We have strengthened our marketing capability by building global and regional marketing teams, which interact through a marketing leadership team so our brands are built consistently around the world.

Excellence in consumer-based marketing:

- 2005 will be a year of significant investment in consumer marketing through television and print advertising campaigns and in-store activity to build our brands and grow the wine category.
- Rosemount Estate is partnering with Cirque du Soleil for their 12-month tour of Australia and New Zealand, providing the theme for an integrated campaign including television advertising, theatrical in-store displays, customer events and in-store consumer promotions.
- The Lindemans 'L' campaign, which successfully increased brand awareness and sales in the UK in 2004, has been extended to Australia through television advertising, in-store displays and sampling.





Key Facts and Figures



- We own 25 brands under which we make approximately 400 different wines.
- We represent a number of other brands as an agent in Australia.
- We work with 9,000 customers across 100 countries.
- We operate eleven cellar doors and two restaurants, including the highly awarded Penfolds Magill Estate Restaurant.



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2004 Highlights

- Changed our focus from promotional discounting to consumer-based marketing strategies and category growth initiatives.
- Realigned our sales forces in the UK and Australia to match resources and skills with the changing structure of our customer base.
- Revitalised and restructured our marketing team to maximise strategic thinking and energise execution in market.
- The release of the fifth edition of Penfolds *The Rewards of Patience,* a guide to cellaring and enjoying Penfolds wines. The book details a historic 4-day tasting held, at which every vintage of every Penfolds wine was tasted (except 1951 Grange).



The Environment

As an agriculturally based business, we manage and nurture the environment that sustains us. To ensure an ongoing supply of high-quality grapes we must continue to play a leadership role in addressing the wide spectrum of environmental risks that are an integral part of primary production – controlling these risks wherever possible. To this end, we have committed to developing world-class environmental capabilities and practices.

What's Important to Us

Environmental Management & Sustainability

Our commitment to sustainability and environmental protection goes much further than simply meeting regulatory requirements. Some of our initiatives include:

- Installing drip irrigation systems, which use 30% less water than other methods.
- Restoring to its natural state a Murray River floodplain in our Markaranka vineyard (pictured opposite).
- Capturing stormwater at our Wynns Coonawarra Estate and Penfolds Barossa Valley wineries and treating and re-using waste water from our Karadoc and Great Western wineries.
- A recycling program at our Penfolds Barossa Valley winery, which has resulted in a 26% reduction of solid waste going to landfill.
- The use of chickens, guinea fowl and native flora to establish a self-contained, insecticide-free pest management regimen at our Devil's Lair vineyard in Western Australia.
- Signing up to the National Packaging Covenant, the leading instrument for managing packaging wastes in Australia, and developing action plans to address waste reduction, recycling of packaging waste and energy conservation.

Environmental Partnership

In 2000 Southcorp formed an alliance with the Australian Conservation Foundation (ACF) to focus on salinity and sustainable agriculture. Out of the alliance with the ACF have come initiatives such as:

- 'Repairing the Country – Leveraging Private Investment' – research into mobilising private sector funds to address environmental issues.
- 'Ecovine' – a project that mapped out new directions for environmental and catchment management systems in viticulture.
- Development of a biodiversity management framework to assist our site managers and growers to protect and enhance the native habitats of plants and wildlife in each region.
- Mapping the salinity levels in our vineyards to identify and treat any 'at risk' areas.

Community Programs

Southcorp supports its sites, growers and local communities through a range of support programs, including:

- Environmental support groups at each of our wineries, which work to minimise or enhance our impact on the environment.
- School networking – equipment such as green houses is purchased to raise tree seedlings.
- Helping students learn about environmental management.
- Catchment management programs, such as tree planting and revegetation programs, water management and improved efficiency of use, native flora and fauna management, and wildlife surveys.
- Environmental art sponsorship.





Key Facts and Figures

Southcorp Water Use 2002 vs 2003*

Litres of water per case of wine



Ml
39.5
39.0
38.5
38.0
37.5
37.0
2002
2003

2003 Water Use*

Megalitres per hectare of vines



Ml
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Southcorp
Industry

* 2004 figures not yet available

Through the use of drip irrigation and the most advanced irrigation management technology as well as measures in our wineries to capture or recycle water or eliminate its use, Southcorp achieves significantly better water efficiency than the industry standard. While the 2003 drought required a slight increase in water per hectare of vine, the Company significantly reduced its overall use of water through better practices in the wineries.

Photograph by Dr GC Bishop, courtesy of Australian Viticulture



"Southcorp has taken a leadership role in the agricultural sector by starting to take stock of its natural assets; developing practical measures to protect, enhance and restore wildlife habitat in its care; and by linking vineyard management with regional conservation benefits.

Last year Southcorp raised the standards for environmental management in the wine sector by developing a strong framework for biodiversity conservation, as well as risk management tools for more sustainable chemical and water use.

ACF congratulates Southcorp in its drive to put real environmental runs on the board."

Michael Fogarty, General Manager
Australian Conservation Foundation



Our People

The future of Southcorp rests in the hands of our people. If we can inspire and support our people to achieve their full potential, Southcorp's success will follow. Together we are working to create a culture driven by performance, personal accountability and excellence, in which good performance is valued equally with ethical and socially responsible business practices.

What's Important to Us

Engaging our People

- Real and lasting change within a company can only be achieved by engaging employees in the process.
- Our people's engagement with their roles and with Southcorp is measured through a 'climate survey' and benchmarked against top-performing companies.
- Our employees receive regular updates on Company direction through a quarterly video from the Executive team and an internal newsletter and are encouraged to give feedback and ask questions through our Intranet site or a confidential hotline.
- The Southcorp Excellence Awards, introduced in 2003, recognise and reward best practice in Customer Service, Leadership, Innovation, Health and Safety, Environment, and Community and External Relations.

Developing our People

- To encourage career development, our first preference is to hire internal candidates, and we advertise available positions on our global Intranet.
- We transfer our people between regions and within departments to build their career, which helps disseminate knowledge and expertise, and create stronger bonds within regions and business functions.
- Under the Southcorp Graduate Program we employed new graduates in both Finance and Viticulture in 2004, and in 2005 will hire new graduates across Viticulture, Finance, and Operations and Supply Chain.

Protecting our People

- Southcorp is committed to the achievement of a safe, healthy, injury-free, environmentally sound and socially responsible business.
- Our Good Business Practice Guide provides direction and processes to ensure that while we're pursuing change we continue to value and promote the health and wellbeing of our people, business partners and community.



- The Southcorp Global Health, Safety and Environmental Framework gives our people comprehensive information on how to manage a safe, healthy and environmentally friendly workplace.

Key Facts and Figures

- 2,200 employees in 58 locations across four continents.
- Our skills cover a broad range, from viticulture and winemaking to logistics and supply chain experts, sales and marketing as well as corporate functions.



2004 Highlights

- Launched the Southcorp Excellence Awards to help drive best practice and a performance-oriented culture.
- Updated the Good Business Practice Guide and conducted employee workshops around the globe.
- Achieved key injury-free milestones – our Clare vineyard team celebrated 11 years free of time lost to injury, and the Great Western winery team achieved 2 years without losing time to injury.
- Conducted an independent ergonomic review of major production sites as part of our commitment to further eliminate physical risks.
- Launched the Southcorp Leadership program to build leadership and management skills and processes.



Corporate Governance

Southcorp's Directors and Management are committed to conducting the Company's business ethically and in accordance with the highest standards of corporate governance. Good corporate governance practices protect and enhance long-term Shareholder value, and we continually refine and improve our governance policies and procedures for the benefit of our Shareholders.

Southcorp's policies and practices comply in all material respects with the Australian Stock Exchange (ASX) Corporate Governance Council principles of good corporate governance. Further information about the Company's corporate governance practices is available on our corporate website and in our Corporate Governance Statement in the 2004 Annual Report, which is available online.

Corporate Information

Southcorp's head office is located in Sydney and we have Australian trading offices in Adelaide, Brisbane, Melbourne, Perth and Sydney. We have international offices located in Auckland, Calgary, Hong Kong, London, Napa Valley, Singapore, Toronto and Vancouver.

For more information visit our corporate website at www.southcorp.com.au.

Southcorp Limited
Head Office
403 Pacific Highway
Artarmon NSW 2064
PO Box 366
Artarmon NSW 1570
Tel: 61 2 9465 1000
Fax: 61 2 9465 1100

Southcorp Wines Europe Limited
Grange House
15 Church Street
Twickenham TW1 3NL
Tel: 0011 44 208 917 4600
Fax: 0015 44 208 917 4646

Southcorp Wines The Americas
2700 Napa Valley
Corporate Drive Suite A
Napa CA 94558
Tel: 0011 1 707 258 8755
Fax: 0015 1 707 256 2601

Southcorp Wines NZ Limited
Level 1
17 Anzac St Takapuna
Auckland 9
New Zealand
Tel: 0011 64 9 486 4415
Fax: 0015 64 9 486 7664

Southcorp Wines Asia Pty Ltd
1 Goldhill Plaza #02-31
Goldhill Plaza Podium Block
Singapore 1130
Tel: 0011 65 6256 1132
Fax: 0015 65 6256 3968

Southcorp Wines Canada (Vancouver)
510 Burrard Street Suite 501
Vancouver, BC V6C 3A8
Canada
Tel: 0011 1 604 408 2900
Fax: 0011 1 604 408 2650

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The Prestige Wine of Australia

LINDEMANS
making life more enjoyable

WYNNS COONAWARRA ESTATE
THE ESTATE THAT MADE COONAWARRA FAMOUS

SEPPELT
EST 1851

Coldstream Hills

DEVIL'S LAIR

Leo Buring

Rouge Homme

EDWARDS & CHAFFEY

TOLLANA

SECRET STONE

Queen Adelaide

SEAVIEW

MATTHEW LANG

Kaiser Stuhl

GLASS MOUNTAIN

BLUES POINT

Killawarra

the Little Penguin

Herrick

TALOMAS

MINCHINBURY

CHAMPAGNE Lanson

Riccadonna

EST. 1888 Ryecroft

HONEY TREE

Australian Shareholders' Association Ltd

ABN 40 000 625 669

Southcorp Limited
Statement pursuant to Section 249P of the Corporations Act

Shareholders will be disappointed to have received no dividend from Southcorp Limited for 2004.

Three years ago the company's shares were trading in the range $7.50 to $8.00 and the annual dividend was 22 cents per share.

The current chairman, Brian Finn was a member of the Southcorp board when the company agreed to a $1.5 billion merger with the Oatley family controlled Rosemount Estates Pty Limited (Rosemount) on 1 January 2001. Following that merger Robert Oatley was appointed deputy chairman of Southcorp. His son, Sandy Oatley, was appointed to the board and management control passed to Robert Oatley's son-in-law, Keith Lambert.

By September 2001, the company's share price had climbed to around $8.30 and the company was later to report a 23% increase in net profit to $175m for 2002.

Unfortunately by June 2003, Southcorp's share price had slumped to under $3.00, the company had been forced to make significant write-downs totalling $978 million and had reported a loss of $923 million for the year. Despite the dismal financial performance of the company, the board agreed to pay former CEO Keith Lambert over $5 million in entitlements for his seven months as CEO that year and to allow him to keep options that were valued at over $1 million.

No interim dividend was paid in 2004. The company recently announced further write-downs totalling $73 million and the share price has continued to hover around $3.

Brian Finn is offering himself for re-election at the AGM. Under the company's constitution director Robert Oatley is required to offer himself for re-election at the AGM each year. The Australian Shareholders' Association (ASA) believes that given the Southcorp directors' roles in:

- the acquisition of Rosemount;
- its costly integration with Southcorp;
- the unacceptable level of remuneration paid to the former CEO; and
- continued poor performance

neither director deserves shareholder support for their re-election to the board at the 2004 AGM.

If you would like to nominate a representative of the ASA to act as your proxy for voting at the AGM please insert the name "**Australian Shareholders' Association**" on the proxy form and direct your vote for each resolution. If the proxy form requires an address please insert **PO Box 519, Chatswood, NSW 2059.**

For details on how the ASA will exercise any undirected proxies please visit our website www.asa.asn.au or telephone 1300 888 979.

Please do not send your proxy form to the ASA. After completion please lodge it in accordance with the instructions on the proxy form itself.

Southcorp Limited

Request to Distribute Statement

Pursuant to section 249P of the Corporations Act 2001 the undersigned persons, being members of Southcorp Limited ("the company") who are entitled to vote at the forthcoming annual general meeting of the company, hereby request the company to give the attached statement to all its members.

Full Name of Shareholder	Address of Shareholder	Signature of Shareholder

Note: In the case of a company which is a shareholder, the request should be signed by two directors of the company or by a director and the company secretary or otherwise executed in accordance with the constitution of the company. The persons who sign the request should indicate the capacity in which they sign, ie director or company secretary.

SOUTHCORP NOTICE OF MEETING 2004

SOUTHCORP LIMITED

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of Southcorp Limited will be held on Thursday 28 October 2004, commencing at 10.00am at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia (enter from North Terrace).

The 2004 Annual General Meeting will also be webcast live on the Internet and will also be made available for viewing after the event. For details please visit the corporate website at www.southcorp.com.au.

It has been determined, for the purposes of the Annual General Meeting, that all quoted securities of the Company will be taken to be held by those persons who are entered on the Company's Share Register as holding them as at 7.00pm Australian Eastern Standard Time on Tuesday 26 October 2004.

BUSINESS

1. ANNUAL REPORTS AND ACCOUNTS

To receive and consider the Directors' Report, Financial Statements and Audit Report for the year ended 30 June 2004.

2. UPDATING THE CONSTITUTION – PROXIES

To consider and, if thought fit, pass the following resolution as a special resolution:

'That the Constitution of the Company be amended in the following manner:

(a) by deleting the current Article 92 and inserting a new Article 92 as follows:

92. Instrument of appointment of proxies

The instrument appointing a proxy shall be in writing (which may be in electronic form) signed, or otherwise authenticated in a manner prescribed for that purpose by the Corporations Law, by the appointor or the appointor's attorney duly authorised in writing or, if the appointor is a corporation, by its duly authorised corporate representative.

(b) by inserting the words 'or authenticated' after the word 'signed' in Article 97(2).

(c) by deleting the current Article 98 and inserting a new Article 98 as follows:

98. Receipt of documents

For the purposes of Articles 93 and 96, the Company receives the documents referred to in those Articles when:

(a) they are received at the Company's Office;

(b) they are received at a facsimile transmission number at the Company's Office;

(c) they are received at a place, facsimile transmission number or electronic address specified for the purpose in the Notice of Meeting; or

(d) if the Notice of Meeting specifies other electronic means by which a Member may deposit or produce the relevant document, when the document given by those means is received by the Company as prescribed for that purpose by the Corporations Law.'

3. UPDATING THE CONSTITUTION - DIRECTORS' RETIREMENT

To consider and, if thought fit, pass the following resolution as a special resolution:

'That the Constitution of the Company be amended in the following manner:

(a) by deleting the current Article 109 and inserting a new Article 109 as follows:

109. Retirement at 69 years of age

(1) Subject to Sub-clause (2) of this Article and to the Corporations Law, a Director who is over the age of 69 years must retire from office at the conclusion of the next Annual General Meeting:

(a) following the date on which the Director attains the age of 69 years; and

(b) following the Annual General Meeting at which the Director is re-elected pursuant to Sub-clause (2) of this Article.

(2) A Director who is required to retire pursuant to Sub-clause (1) of this Article is eligible for re-election at the Annual General Meeting at which the retiring Director retires.

(b) by deleting Sub-clause (2)(c) of Article 110 and inserting in lieu:

(c) a Director whose office is vacated at the Annual General Meeting by reason of that Director retiring pursuant to Article 109, whether or not it is intended that that Director offers himself/herself for re-election.

(c) by inserting the words 'or pursuant to Article 109' after the word 'rotation' and before the bracket in the first sentence of Article 104.'

4. ELECTION OF DIRECTORS

To consider and, if thought fit, pass the following ordinary resolutions, each as a separate resolution:

(a) To elect as a Director of the Company Ms Margaret A Jackson who, having been appointed by the Directors in accordance with Article 106 of the Company's Constitution and, being eligible, offers herself for election.

(b) To re-elect as a Director of the Company Mr T Brian Finn, who retires in accordance with Article 110 of the Company's Constitution and, being eligible, offers himself for re-election.

(c) To re-elect as a Director of the Company Mr AG (Sandy) Oatley, who retires in accordance with Article 110 of the Company's Constitution and, being eligible, offers himself for re-election.

(d) To re-elect as a Director of the Company Mr Robert I Oatley, who retires in accordance with Article 109 of the Company's Constitution and, being eligible, offers himself for re-election, to hold office until the conclusion of the next Annual General Meeting of the Company.

By Order of the Board
MM Hudson
Company Secretary
Sydney, New South Wales
9 September 2004

EXPLANATORY NOTES

In the resolutions for consideration at the Annual General Meeting, and in these Explanatory Notes, references are made to Articles in the Company's Constitution. The Constitution is available for inspection by Shareholders at the Company's Registered Office, or online at www.southcorp.com.au.

1. ANNUAL REPORTS AND ACCOUNTS

Under the Company's Constitution, the business of an Annual General Meeting must include the receipt and consideration of the Directors' Report, Financial Statements and Audit Report for the past financial year. The meeting provides a forum for Shareholders to ask questions on the reports and accounts.

The Directors unanimously recommend that Shareholders vote in favour of the resolution set out in Section 1 of this Notice of Meeting.

2. UPDATING THE CONSTITUTION - PROXIES

Until the changes recently introduced into the Corporations Act as a consequence of the ninth Corporations Law Economic Reform Program (CLERP 9), proxies were required to be 'signed' – inferring that the holder was required to physically sign his or her signature on their proxy form. The CLERP 9 reforms now permit proxies to be either signed or 'authenticated'.

The proposed changes to Articles 92, 97(2) and 98 are designed to create the opportunity for proxies to be lodged electronically in the future.

The wording of the amended sections of Articles 92 and 98 are as set out in the resolutions on page 2 of the Notice of Meeting. The full wording of the amended Article 97(2) would read as follows (the proposed additional wording is underlined):

97. Validity of forms of proxy

(2) Where an instrument signed or authenticated by the Member does not specify the name of the proxy or the name of the office held by the proxy, or other details required to be filled in by the Member, the details may be completed by the Secretary on authority from the Directors and the Directors may authorise completion of such proxy by the insertion of the name or names of one or more of their number.

The Directors unanimously recommend that Shareholders vote in favour of the resolution set out in Section 2 of this Notice of Meeting.

3. UPDATING THE CONSTITUTION - DIRECTORS' RETIREMENT

The change to Article 109 requires that Directors will generally retire from office at the Annual General Meeting following their 69th birthday. This amendment reflects an informal agreement the Company has had in place for a number of years with its Directors, as well as reflecting the removal from the Corporations Act of the age restriction previously imposed on Directors to retire at the AGM following their 72nd birthday. In the event that the Board consider it appropriate for Directors over the age of 69 to remain on the Board, they will be subject to annual re-appointment (as was formerly the case with Directors over the age of 72 years).

The change to Article 110 is required as a consequence of the proposed amendment to Article 109, to ensure that Directors retiring annually are not counted for the purpose of determining which Directors must retire by rotation.

The change to Article 104 has also been brought about as a consequence of the proposed amendment to Article 109 and is designed to ensure that the re-nomination of a Director who is over 69 years is treated in the same manner as a Director retiring by rotation.

The wording of the amended sections of Articles 109 and 110 are as set out in the resolutions on page 3 of the Notice of Meeting. The full wording of the amended Article 104 would read as follows (the proposed additional wording is underlined):

104. Nomination of Directors

No person (not being a Director retiring by rotation or pursuant to Article 109) shall be eligible for election to the office of a Director at any general meeting unless either he is recommended by the Directors for election or a Member intending to propose him has at least thirty-five business days before the meeting left at the Office a notice in writing accompanied by the written consent of the nominee giving his consent to nomination and appointment and signifying his candidature for the office or the intention of such Member to propose him. In the event that a person is to be recommended by the Directors for election notice of such recommendation shall be given to the Secretary at least thirty days before the meeting. Notice of each such candidature shall at least seven days prior to the meeting at which an election is to take place be given to all Members at their registered place of address.

The Directors unanimously recommend that Shareholders vote in favour of the resolution set out in Section 3 of this Notice of Meeting.

4. ELECTION OF DIRECTORS

Ms Margaret A Jackson, AC

Article 106 of the Company's Constitution provides for the appointment of Directors by the Board during the year, either to fill a casual vacancy or as an addition to the Board. Article 107 of the Constitution requires that Directors appointed pursuant to Article 106 hold office only until the next Annual General Meeting, but are then eligible for election.

Ms Jackson, aged 51, was appointed a Director and Deputy Chairman on 23 August 2004 to fill the casual vacancy caused by the resignation of Mr TP Burnet and, being eligible, offers herself for election.

Ms Jackson is the third Non-Executive Director to be appointed in the past year, consistent with the Board renewal process begun in 2003, to introduce new Board members on a time scale that preserves stability and continuity and facilitates an orderly transfer of responsibility.

Ms Jackson is Chairman of Qantas Airways Limited and Methodist Ladies College, Melbourne, a Director of ANZ Banking Group Limited, Billabong International Limited, a Chairman's Panel Member of the Business Council of Australia and a Fellow of the Australian Institute of Company Directors. She is also a member of the Melbourne University Business School Association and the Foreign Affairs Council and a Board Member and Treasurer of The Howard Florey Institute of Experimental Physiology and Medicine.

Ms Jackson is a Chartered Accountant by training, with broad industrial experience in the transportation, mining, media, manufacturing and insurance sectors. This expertise, coupled with her work in health and education, will contribute to her role as Deputy Chairman and as an Independent Director on the Board.

She lives in Melbourne, Victoria.

Mr T Brian Finn, AO and Mr AG (Sandy) Oatley

Article 110 of the Company's Constitution provides for the retirement by rotation at each Annual General Meeting of one-third (or the nearest number to, but not exceeding, one-third) of the Directors, but excluding those Directors appointed to fill a casual vacancy or as an addition to the Board pursuant to Article 106, the Managing Director, who was appointed pursuant to Article 117, or (at the date that this Notice of Meeting went to print) Directors who have attained the age of 72 years.

Messrs Finn and Oatley retire by rotation and offer themselves for re-election.

(i) Mr Finn, aged 67, has been a Director of Southcorp since August 1994. He served as Deputy Chairman from July 1996 to November 2001 and as Chairman since November 2002. He also served as the Company's Executive Chairman from February to April 2003, following the resignation of the former Managing Director. He is Chairman of the Nomination Committee.

The Board intends to continue the process of renewal and, in that context, although Mr Finn is seeking re-election at the Annual General Meeting, he intends to step down as Chairman and as a Director before the end of the 3-year term. This will preserve stability and continuity and facilitates an orderly transfer of responsibility, particularly as three new Non-Executive Directors have been appointed in the past year.

Mr Finn is a former Chairman and Chief Executive of IBM Australia. He worked with IBM for 35 years in marketing, software development and general management roles in Europe, the United States, Hong Kong and India, where he was Regional CEO, before moving to Australia. He is a Director of AXA Asia Pacific Holdings Limited, Fone Zone Limited and Impart Corporation Limited.

He lives in The Sovereign Islands, Queensland.

(ii) Mr Oatley, aged 51, has been a Director of Southcorp since February 2001. He has extensive experience in the Australian wine industry, having been particularly involved in every stage of the development of the Rosemount business since its founding in 1969. He was Rosemount's Chairman from 1998 until the company was acquired by Southcorp and merged with its wine business in February 2001. He is a member of the Audit Committee and the Risk & Compliance Committee.

He lives in Sydney, New South Wales.

Mr Robert I Oatley, BEM

At the date that this Notice of Meeting went to print, Article 109 of the Company's Constitution required that, subject to the Corporations Act, no person who had attained the age of 72 years should be appointed or elected as a Director or continue as a Director after the Annual General Meeting next following his or her attainment of that age. The proposed amendment to Article 109 will reduce that age to 69 years and will require such a Director to stand for annual re-election by Shareholders.

Mr RI Oatley, who is 76 years of age, is affected by these requirements.

Mr Oatley was a Director and former Chairman of Rosemount Estates, prior to the merger between Southcorp Wines and Rosemount. His private company, Reline Investments Pty Ltd, is the largest Shareholder in Southcorp. Mr Oatley founded Rosemount in 1969. In 1992, Mr Oatley was awarded the Graham Gregory Trophy for his significant contribution to the wine industry in New South Wales. He is a member of the Audit Committee, the Remuneration Committee and the Nomination Committee and served as Deputy Chairman of the Board from November 2001 to August 2004.

He lives in Sydney, New South Wales.

The Directors (other than the Directors standing for re-election) unanimously recommend that Ms Jackson be elected and Messrs Finn, AG Oatley and RI Oatley be re-elected as Directors of the Company.